082-35716

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

08004691

August 27, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of Bank Leumi's Condensed Financial Statements as of June 30, 2008.

SEC
Mail Processing
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AUG 2 7 2008

Washington, DC
105

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

BANK LEUMI LE-ISRAEL B.M. AND CONSOLIDATED COMPANIES

Condensed
Financial Statements
as at 30 June 2008

(unaudited)

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

27 August 2008

whereunder an insurance company will be excluded from the definition of a "real (non-banking) holding corporation", his position in this regard will be reconsidered.

C. Income Tax (Adjustments for Inflation) (Amendment No. 20) Law, 2008

On 26 February 2008, the Knesset approved an amendment to the Income Tax (Adjustments for Inflation) Law, 1985. The amendment restricts the application of the Law to the years 1985-2007, and lays down transitional provisions regarding the end of its application.

In accordance with the Amendment, calculation of the adjustment of income to a real measurement basis for tax purposes will no longer be made beginning with the 2008 tax year. Additionally, the linkage to the CPI of depreciation amounts for fixed assets and of losses taken forward for tax purposes has been ended, such that these amounts will be adjusted up to the CPI as of the end of 2007.

The Bank estimates that, on the basis of the capital eligible for protection as at 31 December 2007, an increase of 1% in the CPI will increase the Group's tax expenses by some NIS 46 million, net.

D. Amendment to the Value Added Tax Law (Amendment No. 35)

Amendment No. 35 to the Value Added Tax Law, which was approved by the Knesset on 26 February 2008, determines that salary tax paid by a financial institution will be recognized as an expense for the purposes of the calculation of profit tax, and makes the employer's portion of National Insurance payments subject to salary tax.

The amendment came into effect as from 1 January 2008. In 2008, half of the employer's portion of National Insurance payments will be subject to salary tax, and half the salary tax paid will be recognized as an expense for purposes of the profit tax calculation.

In the Bank's estimation, the amendment to the Law will reduce the current net tax charge of the Group for 2008 by some NIS 13 million, and by some NIS 26 million each year beginning from 2009.

In addition, deferred taxes have been calculated on the basis of the above-described Amendment. The impact of the change on the consolidated Financial Statements as at the beginning of 2008 is a reduction of the expense for tax on income, in the amount of some NIS 37 million.

E. Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. (Of these, 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 were allotted to the CEO.)

The said options are subject to all the provisions of the Outline, including:

1. The options were exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts being linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. The

adjusted exercise price as at 31 December 2007 and as at 30 June 2008 was NIS 11.272 and NIS 10.386, respectively.

The exercise date for the first tranche of the options was during the first quarter of 2008, as well as the beginning of the exercise period of the second tranche. The average exercise price was some NIS 10.34.

The following are the details of the movement in the options during the years 2006-2008:

	Number of options
Allotted during 2006	84,853,960
Cancelled during the year	(466,133)
Total options in circulation at 31 December 2006	84,387,827
Cancelled during the year	(791,878)
Total options in circulation at 31 December 2007	83,595,949
Exercise of first tranche	(41,723,516)
Cancelled during the year	(162,953)
Partial exercise of second tranche to 30 June 2008	(13,920,204)
Total options in circulation at 30 June 2008	27,789,276

From the balance sheet date and up to 20 August 2008, a further some 897,861 options were exercised.

In the context of the exercise of the options during the first half of 2008, as stated above, 55,643,720 shares were issued to Bank employees for consideration of NIS 576 million.

F. Pledge in Favor of the Bank of Israel

On 21 May 2008, the Bank signed a debenture pursuant to which it granted a first degree floating charge in favor of the Bank of Israel, on its rights to receive amounts and monetary shekel payments that are due, and that will be due to the Bank from time to time, from customers who are corporations (established according to the laws of the State of Israel), who are not in arrears with their repayments to the Bank of credits received from it, and where the average lifespan of the credit does not exceed three years, that were granted and that will be granted to these customers by the Bank. The charge is in an amount equal to the level of the amounts secured by the debenture, from time to time, up to an amount of NIS 1.1 billion.

G. Allotment of Leumi Card shares to Canit – Investment and Finance Management Ltd. ("Canit")

On 21 May 2008, the Boards of Directors of the Bank and of Leumi Financial Holdings Ltd. resolved to approve a transaction, pursuant to which Leumi Card would allot to Canit shares of Leumi Card constituting 20% of the issued and paid-up share capital of Leumi Card, for consideration of NIS 360 million to be paid to Leumi Card. On 26 May 2008, this transaction was executed and completed and the consideration was transferred to Leumi Card.

Canit was granted regular minority protection rights as part of the transaction, and the right to appoint two directors. In addition, Leumi Financial Holdings Ltd. (a subsidiary of the Bank and the sole shareholder of Leumi Card) received various rights which are regularly granted upon a sale or the introduction of a partner.

The net profit to the Bank arising from the said allotment is some NIS 234 million, and was recorded in the profit from extraordinary items clause.

H. Hot – Cable Communications Systems Ltd.

On 4 May 2008, the Bank signed an agreement with Netvision Ltd. ("Netvision") for the sale of a parcel of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot), for a consideration of some NIS 480 million. Approximately two thirds of the consideration will be paid on the date of completion of the transaction, and the remaining

approximately one third will be paid, with interest, within 18 months of the date of the completion. To secure the delayed payment, the approximately one third of the shares being sold will be pledged in favor of the Bank, with no additional right of recourse against Netvision.

The estimated after tax net capital gain on the payment of the first part of the consideration (approximately two thirds) is some NIS 30 million, and on payment of the second part of the consideration (approximately a third) – an additional amount of some NIS 15 million.

Completion of the transaction is expected on the fulfillment of the following conditions precedent:

a) Non-exercise of first refusal rights, regarding the purchase of the shares being sold, by the shareholders of Hot who are entitled thereto.

(b) Receipt of all legally required permits for the purchase of the shares being sold.

Bank Leumi le-Israel B.M. and its Consolidated Companies
Condensed Financial Statements as at 30 June 2008 (unaudited)

Index

A. General Developments in the Group's Business

The Directors' Report has been prepared in accordance with the public reporting directives of the Supervisor of Banks. The principles applied in preparing the interim reports are consistent with the principles used in preparing the Annual Report as at 31 December 2007. The interim reports should be read in conjunction with the Annual Report for 2007.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items and off-balance sheet items*) amounted to some NIS 740 billion at the end of June 2008, as compared with some NIS 764 billion at the end of 2007, a decrease of some 3.1%, resulting primarily from the decline in the stock market and from the shekel's appreciation against foreign currencies.

* Total balance sheet items as well as customers' securities portfolios, and the value of securities of mutual funds, provident funds and supplementary training funds held in custody, in relation to which operation management and custody services are provided.

Net profit of the Group in the first half of 2008 totaled NIS 1,359 million, compared with NIS 1,830 million in the corresponding period in 2007, a decline of 25.7%. The reduction in net profit resulted mainly from a decrease in net operating profit of some NIS 460 million. See below for further details.

Net operating profit in the first half of 2008 totaled NIS 1,111 million, compared with NIS 1,571 million for the corresponding period of 2007, a decrease of 29.3%. During the year's second quarter, operating profit amounted to NIS 639 million, compared with NIS 913 million in the corresponding period of 2007, a decrease of 30.0%.

The decrease in net operating profit is explained mainly by an increase in the provisions for doubtful debts and a decrease in operating and other income, which was partially offset by an increase in net interest income before provisions for doubtful debts.

Net profit per share during the first half of 2008 was NIS 0.94, compared with NIS 1.29 in the corresponding period in 2007 and NIS 2.37 in all of 2007.

Based on data of the banking system as at 31 March 2008, as published by the Bank of Israel, the Leumi Group's share of the total of the five largest banking groups was as follows:

	31.3.2008	31.12.2007	31.12.2006	31.12.2005	31.12.2004
			in %		
Total assets	29.5	29.8	30.1	30.0	30.0
Credit to the public	29.5	29.7	29.8	29.9	29.9
Deposits of the public	29.7	30.2	30.5	30.6	30.3
Operating profit before tax	51.7*	37.9	27.5**	30.2	34.0
Net operating profit	51.7*	38.4	25.6**	30.5	34.1

* After neutralizing Bank Hapoalim's losses during the first quarter.

** The decrease in the Group's share arises mainly from the volume of extraordinary salary expenses, of which some half arose from the privatization.

Control of the Bank

On 30 June 2008, the State of Israel held 11.49% of the issued share capital of the Bank (fully diluted – 11.27%) and 14.23% of the voting rights in the Bank (fully diluted – 13.96%). On 20 August 2008, the State held 11.48% of the Bank's issued share capital (fully diluted – 11.27%) and 14.22% of the voting rights in the Bank (fully diluted – 13.96%).

Sale of Shares in the Bank by the State

Further to the procedure for the sale of up to 20% of the State's shares in the Bank, published by the Accountant General in the Ministry of Finance and M.I. Holdings Ltd. ("MIH") in 2005, Barnea Investments B.V. ("Barnea") purchased 9.99% of the Bank's share capital.

Of the shares purchased, shares exceeding 5% of the Bank's capital (70,570,211 shares at the time of purchase) were held in trust, and Barnea and the trustee signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank. The option expired on 24 May 2007. According to the conditions of the sale procedure, Barnea was required to sell at least 4.99% of the shares of the Bank (of the 9.99% that it purchased) within a year of said date. Consequently, on 18 May 2008, Barnea notified the Bank that on 15 May 2008 it had transferred 70,570,211 ordinary shares of the Bank to Gabriel Capital Corporation or its affiliates (together, "Gabriel Funds") in consideration for the interest of Gabriel Funds in Barnea S.a.r.l (the parent company of Barnea), and an undertaking of Gabriel Funds to make future payments to Barnea, subject to certain conditions and circumstances. In addition, Barnea notified the Bank that, following the above transaction, Mr. Ezra Merkin and the Gabriel Funds controlled by him do not hold any interest, directly or indirectly, in Barnea, which is now wholly controlled by Mr. Stephen Feinberg, through the Cerberus private investment fund group. In addition, the Bank was provided with a copy of the notice of Barnea and the trustee regarding the expiration of the power of attorney mentioned above.

MIH notified the Bank's Management in August 2007, that the Ministry of Finance intends to continue the privatization of the Bank through one of two methods: sale of the balance of the shares to an international banking institution through an investment bank, or the sale of the balance of the shares in one or more private bloc sales, the preferred method being a sale to a foreign banking institution. MIH and the Ministry of Finance have chosen N.M. Rothschild & Sons Ltd. to serve as a consultant for advancing this method.

For details regarding sale of the Bank's shares, see page 13 of the 2007 Annual Report.

For details regarding the issue of options to employees see pages 5 to 6.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group as at 30 June 2008 amounted to NIS 20,428 million, compared with NIS 19,549 million at the end of 2007, an increase of 4.5%. The increase in shareholders' equity derives mainly from the profit for the first half of 2008, the increase in the Bank's share capital resulting from the exercise of the options issued to employees (see below for details), and from adjustments to the capital in respect of repayment of loans made to employees for the purchase of shares, less the dividend which was distributed and the decrease in the value of the securities in the available for sale portfolio, and the adjustments for translation of the financial statements of companies included on the equity basis.

The securities portfolio (nostro) is mainly composed of government and bank debentures, which generally represent the use of raised sources and the available capital. Most of the securities portfolio is classified as securities available for sale and is included in the balance sheet on the basis of fair value. The income is recorded in the profit and loss statement on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is recorded directly in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net decrease in value of NIS 587 million was recorded in shareholders' equity during the first half of 2008 (of which NIS 92 million was during the year's second quarter), compared with a net increase of NIS 195 million in the corresponding period in 2007 (all these amounts are stated net of related taxes).

With regard to employee options allotted pursuant to the plan detailed below, options were exercised during the first half of 2008 for a consideration of NIS 576 million, and the share capital increased accordingly.

The following table sets out details of the amounts in the capital account (adjustment in respect of available for sale securities before taxes):

	30 June 2008	Movement	31 December 2007
		NIS millions	
Shares	529	(632)	1,161
Israeli government debentures	61	41	20
Foreign government debentures	1	-	1
Other debentures	(700)*	(313)	(387)*
Other debt instruments	(29)	1	(30)
Total	(138)	(903)	765
Related taxes	53	316	(263)
Total, net	(85)	(587)	502

* Of which, NIS (36) million was in mortgage-backed debentures as at 30 June 2008, as compared with NIS (47) million at the end of 2007. For further details, see pages 39 to 41.

The total net accrued balance of adjustments to market value of securities held in the available for sale portfolio as at 30 June 2008 amounted to a negative sum of NIS 85 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale, after the effect of taxes.

Shareholders' Equity relative to Total Assets reached 7.0% on 30 June 2008, compared with 6.5% on 31 December 2007.

Total Capital relative to Risk Assets reached 12.42% on 30 June 2008, compared with 11.52% on 31 December 2007. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets reached 8.15% on 30 June 2008, compared with 7.55% at the end of 2007.

The improvement in the capital adequacy ratios derives primarily from the issue of shares in respect of the exercise of employees' options and from the profits of the first half of the year.

Issue of Subordinated Capital Notes

On 12 February 2008, pursuant to its shelf prospectus, Leumi Finance Company Ltd. carried out an offering of some NIS 2.5 billion to qualified investors and to the public, consisting of two series of subordinated capital notes. The offering included an expansion of Series H, in the amount of NIS 815 million, and the offering of a new series, Series I, in the amount of NIS 1,700 million. The Series I subordinated notes are not linked to the CPI, bear annual interest of 6.29%, and are redeemable in a single payment in August 2013.

On 12 March 2008, the Bank raised some NIS 400 million through a private offering to institutional investors of commercial paper, with variable interest – Bank of Israel interest plus 0.18%. The issue has a 90 day maturity with the Bank able to renew each quarter until the end of 5 years from the date of the issue. The purchasers of the paper have the right to sell the securities back to the issuer on any day, after giving one week's advance notice, and to receive the accumulated interest. As of 20 August 2008, the amount in issue was some NIS 333 million.

Interested Persons' Transactions in the Shares of the Bank

On 15 May 2008, Barnea Investments B.V. ceased to be an interested person in the Bank. For further details see "Control of the Bank" on page 3 above.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. (Of these, 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 were allotted to the CEO.) The balance of options outstanding as at 31 December 2007 was 83,595,949. The said options are subject to all the provisions of the Outline, including:

1. The options were exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts being linked to the CPI), bonus shares and the bonus

element of rights issues, should there be any. The adjusted exercise price as at 31 December 2007 and as at 20 August 2008 was NIS 11.272 and NIS 10.515, respectively.

The exercise date for the first tranche of the options was in the middle of February 2008, and all the options of this tranche that were in issue, in the aggregate amount of 41,723,516, were exercised at an exercise price of NIS 10.3381. From then and through 20 August 2008, 14,818,065 additional options have been exercised. The balance of the options in issue on that date was 26,891,415 options.

In respect of the issue of the said options, the Bank records salary expenses in accordance with the fair value of the options at the date of allotment with the addition of salaries tax and national insurance contributions. This expense is recorded in the Bank's Financial Statements over a period of two years from the date of allotment.

During the first half of 2008, the Bank recorded a NIS 35 million expense in its profit and loss statement, as compared with some NIS 130 million during the corresponding period in 2007.

In light of the restriction imposed on the Bank preventing it from granting loans to employees to finance the exercise of the options, and following an agreement in principle reached by the representatives of the Leumi employees and the Israel Discount Bank Ltd., the latter bank provided – to Leumi employees who requested them – loans to finance the exercise of the options in February 2008.

The total amount of such loans was NIS 277 million, and the balance on 30 June 2008 was NIS 147 million.

The loans bear annual interest at the rate of prime minus 0.5%, for a period of up to one and a half years, which is the end of the period during which the trustee holds the shares in trust for the employees in accordance with the option plan. The shares are not pledged, but the lender has full rights of recourse against the borrowers. Bank Leumi is not responsible for, nor does it in any way guarantee, the repayment of the loans.

The Supervisor of Banks has allowed Bank Leumi to provide operating services to Israel Discount Bank in connection with the said loans.

Increase of the Bank's issued share capital

As of 20 August 2008, 56,541,581 options issued to Group employees pursuant to the outline dated 24 January 2006 had been exercised, and on that date, the Bank's issued share capital reached par value NIS 1,470,774,261.

Distribution of Dividends

A. Dividend Policy for 2006-2008

On 29 March 2006, the Bank's Board of Directors resolved to establish the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, should there be no adverse

change in the profits of the Bank and/or in its business and financial position and/or in the general position of the economy and/or in the legal or fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. Moreover, the Bank is required to comply with the limits laid down by the Supervisor of Banks such as: a minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which set limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he set regarding dividend distributions, such as: no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The aforementioned policy declaration does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

In January 2008, the Bank's Board of Directors resolved to extend this dividend policy also to the year 2008.

Certain declarations appearing in the above paragraphs contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on pages 14 to 15 below.

B. Dividend for 2007

The Special General Meeting convened on 17 January 2008 approved the Board of Directors' recommendation of 11 December 2007 regarding the distribution of a cash dividend at the rate of some 49.8% of the net profit for the first nine months of 2007 (some NIS 1,414 million), at the rate of 100.0% of the paid-up capital.

The dividend was paid on 5 February 2008 to shareholders of record on 20 January 2008 (the record date). The shares traded "ex" dividend on 21 January 2008. The dividend was at the rate of NIS 1.0 for every ordinary share of NIS 1.0 par value.

The Annual General Meeting, which was held on 5 June 2008, approved the Board of Director's recommendation of 30 March 2008 with regard to the distribution of an additional cash dividend for 2007 of some 52.2% of the net profit of the fourth quarter of 2007 (some NIS 270 million), and at the rate of 18.373% of the paid-up capital. The dividend was paid on 30 June 2008, to shareholders of record on 17 June 2008 (the record date). The stock traded "ex" dividend on 18 June 2008. The dividend was at the rate of some 18.373 agorot for every ordinary share of NIS 1.0 par value.

The total dividends for 2007 amounted to NIS 1,684 million, which is some 50.2% of the net profit for 2007, and at the rate of NIS 1.18373 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates

Principal Data of the Leumi Group

	Jan. - June 2008	Jan. - June 2007	Year 2007
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**3,913**	3,602	7,648
Provision for doubtful debts	**560**	49	407
Total operating and other income	**1,715**	2,121	4,222
Total operating and other expenses	**3,456**	3,288	6,937
Of which: Costs of privatization (issue of shares and options to employees)	**24**	124	250
Operating profit before taxes	**1,612**	2,386	4,526
Net operating profit	**1,111**	1,571	2,984
After-tax profit from extraordinary items	**248**	259	373
Net profit for the period	**1,359**	1,830	3,357
Net operating profit per share (in NIS)	**0.77**	1.11	2.11
Net profit per share (in NIS)	**0.94**	1.29	2.37
Proposed dividend	**-**	-	1,684
Assets and Liabilities at end of period (NIS millions):			
Total assets	**292,002**	296,979	302,151
Credit to the public	**201,717**	193,944	198,557
Securities	**43,494**	45,323	47,169
Deposits of the public	**221,752**	236,521	238,045
Shareholders' equity	**20,428**	19,648	19,549
Major financial ratios in annual terms (%):			
Credit to the public / Total assets	**69.1**	65.4	65.7
Securities / Total assets	**14.9**	15.3	15.6
Deposits of the public / Total assets	**75.9**	79.7	78.8
Shareholders' equity / Risk assets (a)	**12.42**	11.89	11.52
Tier I capital / Risk assets	**8.15**	7.78	7.55
Shareholders' equity (excluding minority interest) / Total assets	**7.0**	6.6	6.5
Net profit / Shareholders' equity average (excluding minority interest) (c)	**14.1**	21.0	17.4
Net operating profit / Shareholders' equity average (excluding minority interest) (c)	**11.5**	17.9	15.4
Rate of tax provision from the profit	**48.6**	37.6	38.0
Provision for doubtful debts / Credit to the public (c)	**0.56**	0.05	0.20
Provision for doubtful debts / Total credit risk (c)	**0.36**	0.03	0.13
Net interest income before provision for doubtful debts / Total assets (c)	**2.70**	2.44	2.53
Total income / Total assets (b) (c)	**3.89**	3.89	3.93
Total income / Total assets managed by the group (b) (c) (d)	**1.53**	1.51	1.55
Total operating and other expenses / Total assets (c)	**2.38**	2.23	2.30
Total expenses / Total assets managed by the group (c) (d)	**0.94**	0.87	0.91
Net profit / Total average assets (c)	**0.91**	1.26	1.13
Net operating profit / Total average assets (c)	**0.74**	1.08	1.01
Financial margin including income and expenses from derivative financial instruments	**1.84**	1.45	1.71
Operating expenses / Total income (b)	**61.4**	57.5	58.4
Operating and other income / Operating and other expenses	**49.6**	64.5	60.9
Operating and other income / Total income (b)	**30.5**	37.1	35.6

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.
(b) Total income - net interest income before provision for doubtful debts plus operating and other income.
(c) On an annual basis.
(d) Includes off-balance sheet activities.

B. Other Information

Principal Developments in the Economy*

General

During the first half of 2008, the Israeli economy expanded at a rate of some 5.6%, compared with the corresponding period of 2007. Nevertheless, after rapid growth during the first quarter of the year, the rate of growth slowed down during the second quarter. The slowdown in economic activity during the second quarter was manifested in the cessation of growth in the state's revenues from direct taxes, although there continued to be a surplus in the State budget for the months of January through June. The shekel's exchange rate against the dollar rose sharply during the first half of the year, at the rate of 12.8% as a result of both the dollar's weakening against the world's major currencies and of activity on the local foreign currency market. Towards the end of the first quarter, the Bank of Israel began to intervene in foreign currency trading and during July 2008, it increased such intervention and began to purchase some US$ 100 million on a daily average. Inflation in the economy amounted to 2.3% during the period of January through June, and prices rose 4.8% during the year ending in June 2008 – above the upper limit (1% to 3%) of the government's price stability target. The Bank of Israel therefore began a process of raising interest rates during the second quarter – a process which continued in its interest rate decisions during July and August, under which interest stood at 4.0%. On the stock market, sharp declines in prices were recorded during the first quarter of 2008, but there was a partial correction during the second quarter, so that on a cumulative basis, the Tel Aviv 100 Index dropped by some 14.5% during the first half of the year, primarily under the influence of the crisis in world financial markets.

The Business Product and Economic Sectors

The product of the business sector expanded during the first half of the year at a rate of some 6.7%, compared with the corresponding period of 2007. During the second quarter of the year, a slowdown was recorded in the growth of the business sector. The source of the slowdown was the activity of the construction, transport and communications sectors. A Bank of Israel survey of Israeli companies during the year's second quarter also indicated a slowdown in the business sector's activity, although with differences between the various sectors: on the one hand, trade, industry and services, excluding high-tech, experienced a slowdown in their growth rates. In contrast, according to the survey's findings, hotels, transportation and high-tech continued to expand at a relatively fast pace.

The tourism industry continued to stand out during the reported period. The number of overnight hotel stays during the first six months of the year amounted to some 10 million overnight stays, an increase of some 10% in comparison with their level during the corresponding period in 2007. This increase resulted primarily from a rise of some 32% in tourist hotel overnights, compared with a decline of some 7% in the number of overnight stays by Israelis. The second quarter of the year showed continued growth in the number of overnights, although at a slower rate than during the previous two quarters.

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* Data sources: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

The State Budget and its Financing

During the first half of 2008, there was a surplus in the State Budget of some NIS 2.7 billion, compared with a target deficit for all of 2008 of some NIS 11.5 billion (representing 1.6% of the GDP). The level of expenses of the various government ministries (without the granting of credit) increased by some 6.8% compared with their level during the corresponding period in 2007, while the annual budget had planned an increase of some 4.1%. The tax revenues data indicate a decrease in revenue from direct taxes while there has been an upward trend in revenues from indirect taxes. Ministry of Finance data show that there has been a surplus tax collection of some NIS 1 billion, when the scope of actual revenues during the reported period is examined, in relation to the target that appears in the 2008 budget.

Foreign Trade, Capital Flows and the Exchange Rate

During the first six months of the year, Israel's trade deficit amounted to some US$6.5 billion, as compared with a deficit of some US$3.4 billion during the corresponding period of 2007. The source of a significant part of the increase is the rise in energy prices which led to an increase of some US$2.9 billion in the costs of imports of energy materials. During the year's second quarter, there was an increase in the exports at dollar rate of some 4.1% in comparison with the first quarter, thus continuing the long-term trend towards expansion of exports. Nevertheless, the presentation of data in dollar terms effectively weighs in both the change in export prices and the effect of the exchange rate between the dollar and other currencies in which Israel's exported goods are denominated. During this period, in which the dollar's exchange rate has fluctuated sharply and it has substantially weakened against many currencies, this presentation of export data could be different – even significantly so – from a presentation of the development of exports in quantitative terms.

The current account data for the balance of payments during the year's first quarter indicate a surplus of some US$1.1 billion, in comparison with some US$1.5 billion during the corresponding quarter in 2007. A key explanation for this deterioration is the increase in the cost of imported fuel of some US$1.5 billion, due to the rise in world prices. This increase was only partially set off by an increase of some US$0.9 billion in the surplus in the services account – which rose *inter alia* because of the increase in the exports of research and development services.

The Bank of Israel's data regarding activity in the currency market in the economy and regarding capital flows during the first six months of 2008 point to a number of trends: during the first half of the year, foreign residents' direct foreign currency investments in Israel (i.e., investments which are strategic, rather than financial, in character) amounted to some US$ 713 million per month on the average, a slight decrease as compared with the average for 2007. On the other hand, direct investments abroad by Israeli residents dropped more significantly, possibly in light of the global economic slowdown. Thus, direct (net) incoming capital flows increased. There was a similar trend in terms of financial investments (traded debentures and shares): investments by foreign residents in Israel dropped from some US$ 180 million per month during 2007, to some US$130 million per month during the period of January through June of 2008. In comparison, investments by Israelis abroad (the non-banking private sector) dropped from some US$ 225 million per month in 2007 to almost nothing in 2008 (although during the months of May-June this trend changed and some US$ 900 million was invested abroad). These data show that the impact of the capital flows supported the strengthening of the shekel, primarily due to the reduction in the outflow of funds, which was more significant than the decline in incoming cash flows.

During the January-June 2008 period, the shekel appreciated against the US dollar by some 12.8%. During the same period, the euro declined against the shekel at the lower rate of 6.6%.

Commencing in the middle of March 2008, the Bank of Israel began purchasing dollars in the foreign currency market for the first time since 1998, in the framework of a program for increasing the reserves during the coming two years by some $10 billion (some US$25 million per day) - a program announced by the central bank on 20 March 2008.

On 10 July 2008, the Bank of Israel announced that beginning on that date it would increase the rate of its foreign currency purchases and would purchase US$100 million on a daily average. In its announcement, the central bank explained that the decision to accelerate the purchases had been made after the program for increasing its balances had been examined against the background of the market conditions at that time, and of the rapid accumulated change in the shekel's exchange rate. After the Bank of Israel's announcement, the shekel began a process of depreciation and its exchange rate, which on 9 July had stood at NIS 3.23 to the dollar, was NIS 3.47 to the dollar by the end of the month. The Bank of Israel's foreign currency reserves stood at US$31.3 billion at the end of June 2008, compared with some US$28.5 billion dollars at the end of 2007. By the end of July, the reserves had further grown by some US$1.2 billion.

Inflation and Monetary Policy

The rate of price increases in the year ended July 2008 amounted to some 4.8%, reflecting a significant deviation from the inflationary target of 1% to 3%. Similarly, during the first seven months of 2008, the Consumer Price Index (CPI) rose by 3.5%. This is a rapid annual rate of some 6.1%, and despite the significant appreciation of the shekel's exchange rate against the dollar. This high inflation rate, recorded since the beginning of 2008, was significantly affected by an increase of 9.1% in the prices of food and of imported raw materials, which contributed some half of the overall increase. This was mainly influenced by global price developments. The housing item increased by 1.0% during this period, this being contrary to the appreciation trend of the shekel against the dollar. The "decoupling" of the housing item's development from the shekel's exchange rate against the dollar thus continued, the correlation between which had previously been both positive and high for many years.

At the beginning of the year, the Bank of Israel raised the interest rate from 4.0% in December 2007 to 4.25% in January 2008. Later in the quarter, in light of a significant concern regarding the possible effects of the financial crisis on worldwide growth and possible negative consequences for the Israeli economy, the central bank began a process of reducing the interest rate, down to 3.25% in April. Beginning in June, in light of the increased inflationary environment which deviated significantly from the price stability target, the Bank of Israel began raising the interest rate, with the rate for each of the months of June through August rising by 0.25 percentage points up to 4.0% in August 2008. The purpose of these increases was to restore the rate of inflation to the price stability range.

The Capital Market

With the credit crisis in the United States in the background, the Israeli capital market was influenced by the volatility of the global financial markets. The Tel Aviv 100 Index declined by some 14.5% in the first half of 2008 – during the year's first quarter there was a sharp drop in share prices, which was partially corrected during the second quarter, when shares rose by some 6.4%. The crisis began in the real estate market in the United States, and continued with the damage inflicted on large financial institutions in the United States and other countries, with the real estate market in countries such as the UK also suffering. Against this background, there were sharp declines in stock markets throughout the world, with high fluctuation in the indices, all of which also impacted on the local stock market. Trading turnovers were also affected by the crisis. Thus, the trading turnovers for shares and convertible securities on and off the Tel Aviv Stock Exchange grew only slightly during the

first six months, of 2008 and amounted to some NIS 2.2 billion, on daily average, compared with a daily average of some NIS 2.1 billion in 2007 – an increase of some 4.3%. In recent years, the increases had been in double digits.

In the debenture market, , CPI-linked government debentures stood out, during the first half of 2008; their prices rose by some 5.6%, as a result of the significant increase in the inflationary environment. In particular, the prices of the long-term (7-10 years) debentures rose by some 6.4%. In contrast, the index for the unlinked government debentures ("Gilon" and "Shachar") rose at a moderate rate of 2.5% and 2.0%, respectively during the same period.

Financial Assets of the Public

The portfolio of financial assets held by the public amounted at the end of June 2008 to some NIS 2,051 billion, an increase of some NIS 1.7% compared with their level at the end of December 2007. However, this increase of some NIS 34 billion was due to the inclusion since February 2008 in the CPI-linked portfolio, of the government's undertaking to assist the long-established pension funds in the amount of some NIS 71 billion. Thus, if the inclusion of this element is neutralized, there was a nominal decline of some 1.8% in the portfolio's value. An examination of the portfolio's components indicates an erosion of the value of the shares held by the public as a result of the price declines in Israel and abroad, and a decline in the value of the foreign currency-linked assets, due to the appreciation in the shekel's exchange rate, in particular against the dollar. In contrast, the non-linked elements and the CPI-linked elements rose, partly under the influence of the accumulation of assets due to the continued growth in the economy.
The total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes, securities portfolios, including securities of mutual funds, provident funds and supplementary training funds held in custody, in relation to which operation management and custody services are provided) amounted at the end of June 2008 to some NIS 692 billion, compared with some NIS 719 billion at the end of December 2007, a decrease of 3.7 %.

Bank Credit

During the first half of 2008, bank credit in the economy (including mortgage banks, on the basis of monthly average data) expanded at a nominal rate of some 1.1%. The effect of the shekel's appreciation against the dollar (12.8% during the months of January-June) was considerable and caused some 2.5 percentage points of the decline, such that upon neutralizing the impact of the appreciation, the annual rate for the increase in credit amounted to approximately 7%. Part of the explanation for this, is the slowdown in the volume of issues of corporate debentures, which constitute an alternative to bank credit. These issues totaled (according to an estimate based on Tel Aviv Stock Exchange data) some NIS 10-12 billion only during the first half of 2008, in comparison with some NIS 70 billion during 2007. It therefore appears that there was a certain degree of replacement of non-bank credit with bank credit during the reported period, which allowed for its relatively rapid expansion as compared with recent years.

At the end of June 2008, the **Bank's** credit to the public amounted to some NIS 137.2 billion, an increase of 2.6% compared with the end of 2007.

Credit Rating of the State of Israel and of Bank Leumi

The Fitch credit rating company announced on 11 February 2008 that it was raising Israel's credit rating outlook from 'A-' to 'A', and giving a rating outlook of Stable. The rating

increase was explained by the rapid decline in the public debt to GDP ratio, which reached just over 80% in the past year, its lowest level ever. On 14 February 2008, the company announced that it was raising the Bank's credit rating from 'BBB+' to 'A-', and giving a rating outlook of Stable. This was further to the State's improved credit rating and the company's view that the State's ability to provide support to the Bank, if needed had strengthened.

On 17 April 2008, the Moody's credit rating company announced that it was raising Israel's foreign currency and local currency credit ratings from 'A2' to 'A1'. The increased rating reflects Israel's resilience in the face of economic and political shocks, its budgetary discipline and the continued financial and political support from the United States and from world Jewry. On 22 April 2008, the company announced that it was raising the Bank's credit rating from 'A2' to 'A1', following the raising of the State's credit rating.

On 4 March 2008, the S&P Maalot rating company announced that it was setting a rating of 'A-1+' for the commercial paper to be issued by the Bank, in an amount of up to NIS 1 billion.

On 26 June 2008, the company announced a downgrading of its rating for the subordinated capital notes issued by the Bank, from 'AAA' to 'AA+'. This was a result of S&P Maalot's adjustment to S&P's international rating methodology of all its ratings relating to issues made by the banking system. Accordingly, the company determined that subordinated capital notes of Israeli banks which it had rated in the past would now be rated at one rating level lower than the issuer's rating.

Global economic developments

The global economy is facing three sources of uncertainty: a continued downturn in the financial sector, a slowdown in growth, and accelerated inflation. The signs of a slowdown in global economic activity multiplied during the first half of the year, although it appears that the slowdown will be more moderate than suggested by earlier predictions. This was against the background of the crisis in the residential real estate and the mortgage markets in the USA and the UK, which also impacted negatively on the banking and financial systems, and led to significant write-downs by large banking groups.

In July 2008, the IMF updated its global growth forecast for the years 2008 and 2009. In comparison with the previous forecast which was published in April 2008, an increase in the forecast for growth for both 2008 and 2009 was recorded. In particular, the forecast for the development of the American economy in 2008 was increased by 0.8 percentage points (to 1.3%) and by a more moderate rate of 0.2 percentage points, to 0.8%, in 2009. Regarding the euro zone, the forecasts for 2008 and 2009 stand at 1.7% and 1.2%, respectively. In contrast to the marked slowdown among the advanced economies, in the countries of Central and Eastern Europe and in the developing Asian economies, 2009 will not be characterized by more moderate growth than 2008. The main significance of the IMF forecast is that 2009 is expected to be a year in which the slowdown in the rate of growth will continue in the advanced economies, although instead of a recession there will be continued positive growth per capita. In contrast, the slowdown in the developing economies – economies with which Israel's trade contacts are developing- is expected to end.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 30 June		For six months ended 30 June		For the year
	2008	2007	**2008**	2007	2007
	In percentages				
Rate of increase of the "known" CPI	**2.44**	0.71	**2.85**	0.27	2.8
Rate of increase (decrease) in the rate of the US dollar	**(5.66)**	2.26	**(12.84)**	0.57	(9.0)
Rate of increase (decrease) in the rate of the euro	**(5.91)**	3.23	**(6.61)**	2.68	1.7
Rate of increase (decrease) in the rate of pound sterling	**(5.54)**	4.70	**(13.46)**	2.63	(7.0)
Rate of increase (decrease) in the rate of the Swiss franc	**(8.06)**	1.26	**(3.84)**	(0.46)	(1.3)

The following table sets out the principal representative exchange rates:

	30 June		31 December	
	2008	2007	2007	2006
US dollar	**3.352**	4.249	3.846	4.225
Euro	**5.284**	5.713	5.659	5.564
Pound sterling	**6.673**	8.507	7.710	8.288
Swiss franc	**3.289**	3.450	3.420	3.465

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

The Directors' Report includes, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information." Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted using words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's plans", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not past facts.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the foreign exchange and capital markets, legislation, directives

of regulatory bodies, the behavior of competitors, technological developments and personnel issues.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information included in this Report.

Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred, pursuant to provisions that were in force at the time, to the British government's Custodian of Enemy Property, to the Israeli Custodian of Enemy Property, to the Administrator General, or were returned to those entitled to them. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 (the "Law") came into effect. The Law provides that a party who holds, in Israel, assets of Holocaust victims (as such terms are defined in the Law) must transfer them to the Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the Law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank.

Out of sensitivity to public sentiment and to demonstrate its goodwill, the Bank transferred the sum of NIS 20 million to the Company, to be used for making payments to the heirs of victims and to survivors during their lifetime, in accordance with the provisions of the Law and pursuant to appropriate criteria to be established by the Company, as required by the Law.

The Bank has notified the Company that if it is determined that the Bank is not obligated to make any payments whatsoever (which is the Bank's position), or that it is required to make a payment which is lower than that which has been paid, any balance of the amount will be considered to be a donation to be used for the above purposes. If it is determined that the Bank is required to pay amounts to Holocaust survivors or to the heirs of Holocaust victims which are higher than the amount that has been paid, then the Bank will set off the payment made (linked to the CPI and bearing interest) against the amount of the liability.

On 4 March 2008, the Bank received a first request from the Company for the payment of a revalued amount of some NIS 148 million, which the Company claimed that the Bank is required to transfer to it according to the Law, an amount which the Company later reduced to some NIS 130 million. The Bank responded to the Company's request while rejecting the claim that it has any financial liability with respect to the majority of the assets included in the request.

At the beginning of July 2007, the Bank appointed the Honorable Supreme Court Justice (ret'd) Theodore Orr as an external examiner to carry out an independent and impartial

investigation of the Bank's obligations pursuant to the Law, if any, and of the Bank's conduct regarding the assets of Holocaust victims, as such are defined in the Law. A few days ago, the examiner provided the Bank with the second part of the report he had written. In both parts of the report, the examiner reinforced the Bank's position with regard to the main points of disagreement between the Bank and the Company. In the second part of the report, the examiner refers to the inactive accounts, details of which were advertised by the Bank in 2000 on its website, in coordination with the Administrator General, as "unclaimed accounts". The examiner states that the legal obligation to prove whether these funds belong to Holocaust victims is borne by the Company, and that it will be difficult to prove this. The examiner recommends that the Bank grant the Company a certain amount, as a gesture of goodwill, such to be estimated by the Bank in the future, following the submission of all the Company's requests. The examiner mentions the amount already transferred by the Bank, as referred to above, and that such amount may constitute all or part of this grant. The Bank will consider this recommendation following submission of all the Company's requests, and once it has all the relevant data.

At this stage, the Bank estimates that no additional provision in respect of the Company's request or the contents of the examiner's report is necessary.

The Reform of Bank Commissions

On 1 July 2008, a material reform regarding commissions went into effect.

The reform is anchored in Amendment Number 12 (enacted in July of 2007) to the Banking (Service to Customer) Law, 1981.

As the Law provides, its purpose was to establish a new commission price list for individuals and small businesses. In establishing this price list, "the Governor of the Bank of Israel will take steps to ensure a fair and comprehensive presentation of the commissions, with the objective of ensuring that customers can compare the cost of managing an account and of means of payment." The legislation followed upon the establishment of a Parliamentary Committee of Inquiry regarding Bank Commissions, - a committee whose letter of appointment indicated that its main purposes were the creation of transparency in the system of commissions and to make that system comprehensible to the customers, as well as to increase competition between the banks.

In the framework of the reform, the Banking Supervision Department established a uniform and mandatory list of banking services for which banking corporations are permitted to charge commissions from individuals and small businesses, as defined in the legislation (the "Complete Price List").

A number of important objectives were thereby achieved:

Reduction in the number of commissions – the number of commissions for consumer services provided to individuals and small business customers was reduced by some two thirds, through the consolidation and cancelling of commissions.

Establishment of uniform names for banking services – identical services are to be given identical names by all the banks, in order to make comparisons easier.

Establishment of basic price lists – in addition to the Complete Price List, common banking services were grouped together in three basic price lists, each of which includes a single central topic: current accounts, mortgages, and credit cards. The grouping of the common commissions in the basic price lists makes examination and comparison of commissions in different banks easier.

One of the main changes made by the Bank of Israel with respect to the commissions price list for individuals and small businesses was the consolidation of the most common operations in current accounts under the title "operation through a teller" or the separate title "operation by direct channel."

In early May, in accordance with the Supervisor's instructions, Leumi submitted to the Banking Supervision Department its new price list for individuals and small business customers (the "New Price List"), which includes the rates established by Leumi. Following the response from the Banking Supervision Department, a number of changes were made to the price list.

In anticipation of the taking into effect of commissions reform, the Supervisor issued a clarifications circular, and in July 2008 he announced through an additional circular that he intended to amend the first supplement to the Banking (Service to Customer) (Commissions) Rules such that customers who are "senior citizens" or disabled will be entitled to have four operations through a teller carried out at the price of an operation by direct channel, which is materially lower than the price of an operation through a teller, and that the deposit of a check in the drop-in service box would be charged at the rate of an action by direct channel. After the commissions reform took effect, various private members' bills were submitted to the Knesset, with the aim of limiting the amounts of the commissions and the possibility of collecting them.

The Bank estimates that, in light of the circumstances currently known to it, and before examining the above-mentioned private members' bills, that the Group's income from commissions, in annual terms, will be adversely affected by some NIS 85 million. This evaluation is based on the structure of the new price list established by the Bank of Israel, and on the Bank of Israel's most recent clarifications regarding the change of the price list. The Bank continues to examine the implications of the reform.

Pension Counseling

The Bank has completed most of the preparations to enter the pension counseling field. These preparations include developing computerized tools, as well as training and recruiting employees. The Bank has filed an application with the Supervisor of the Capital Market, Insurance and Savings (the "Supervisor of the Capital Market") for a pension counseling license, following agreement regarding a format which enables the major banks (Leumi and Hapoalim) to engage in pension counseling. The Bank is awaiting receipt of the license and intends to commence providing pension counseling services immediately thereafter.

On 31 July 2008, the preparations of the pension funds of the Bank's employees and the employees of Leumi Mortgage Bank (the "Employees' Funds") were completed, after obtaining the approval of the Supervisor of the Capital Market as required by the legislation enacted following the Bachar Committee's recommendations. Beginning in August 2008, the Employees' Funds are managed by a management company held by the members of the funds, and the Bank provides services to the management company, as permitted by the legislation.
In June 2008, the Supervisor of the Capital Market, Insurance and Savings issued a second draft of a circular regarding the temporary operating services, the purpose of which is to allow the management companies of the provident funds to continue to provide various services to their members through the Banks. A first draft of this circular had been issued in December 2007 and was mentioned in the Annual Report for 2007.

Under the draft circular, the Supervisor allows the banking corporations, through 1 August 2010, to provide information to members other than through the Internet, to intake information from members and to update their details, to obtain information from employers regarding the

deposit of funds on behalf of their employees and to receive requests from members for the withdrawal of funds in amounts that do not exceed NIS 50,000, and to receive requests for ongoing deposits of funds.

The Supervisor also ordered the banks to remove information regarding the banks' customers' provident funds from their websites, and the Bank complied with this instruction.

A number of private members' bills were tabled before the Knesset in June and July 2008, for the amendment of the Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005. The proposed amendments relate primarily to the subject of distribution fees paid to banks engaged in pension counseling.

Coming into Effect of Amendment No. 10 of the Regulation of Engagement in Investment Counseling and Marketing and in the Management of Investment Portfolios Law and the Proposed Regulation of Engagement in Investment Counseling and Marketing and in the Management of Investment Portfolios (Amendment No. 11) Law, 2008

Upon completion of the sale of the provident funds and mutual funds that had been under the Leumi Group's management and the reorganization of the Employees' Funds following the legislation implementing the recommendations of the Bacher Committee, Amendment No. 10 of the Regulation of Engagement in Investment Counseling and Marketing and in the Management of Investment Portfolios Law ("Amendment 10") went into effect.

In Amendment 10, enacted in the context of the Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005 a distinction was made for the first time between "investment counselling" and "investment marketing" with the banks serving as investment counsellors, other than with respect to structured products, options and futures contracts which they produce, for which they act as marketers. In addition, without detracting from the law's provisions regarding disciplinary offenses, disciplinary proceedings and penalties, a chapter was added to the law which allows the chairman of the Israel Securities Authority to impose civil fines for certain violations of the Law's provisions on license-holders and banking corporations.

The proposed Amendment 11, published in July 2008, primarily regulates the ability of foreign entities that have been licensed to engage abroad in investment counseling and marketing and in the management of investment portfolios, to engage in these occupations and to provide such services to parties in Israel, without obtaining an Israeli license.

According to the proposal, an Israeli bank will be able to contract with a foreign entity regarding their engaging in counseling in Israel.

The proposal also deals with the expansion of the types of sophisticated clients regarding whom counsellors are subject to less stringent requirements in the counseling process, such as being exempt from signing a counseling agreement and from certain disclosure requirements when providing counseling to institutional investors acting for themselves only, so as to include counseling provided to institutional investors acting for others and corporations with shareholders' equity exceeding NIS 50 million, and individuals, the value of whose financial assets and securities exceeds NIS 15 million.

Income Tax (Adjustments for Inflation) (Amendment No. 20) Law, 2008

On 26 February 2008, the Knesset approved an amendment to the Income Tax (Adjustments for Inflation) Law, 1985. The amendment restricts the application of the Law to the years 1985-2007, and lays down transitional provisions regarding the end of its application.

The Bank estimates that, on the basis of the capital eligible for protection as at 31 December 2007, an increase of 1% in the CPI will increase the Group's tax expenses by some NIS 46 million, net.

Amendment to the Value Added Tax Law (Amendment No. 35)

Amendment No. 35 to the Value Added Tax Law, which was approved by the Knesset on 26 February 2008, determines that salary tax paid by a financial institution will be recognized as an expense for the purposes of the calculation of profit tax, and on the other hand makes the employer's portion of National Insurance payments subject to salary tax.

The amendment came into effect as from 1 January 2008. In 2008, half of the employer's portion of National Insurance payments will be subject to salary tax, and half the salary tax paid will be recognized as an expense for purposes of the profit tax calculation.

In the Bank's estimation, the amendment to the Law will reduce the current net tax charge of the Group for 2008 by some NIS 13 million, and by some NIS 26 million each year beginning from 2009.

Draft Bill – Proposed Amendment of the Banking (Licensing) Law

In April 2008, the Ministry of Finance circulated a draft bill for the amendment of the Banking (Licensing) Law.

The draft bill proposes various amendments to the Banking (Licensing) Law. Most of these relate to the credit card market and follow the recommendations of the Committee for the Examination of the Market Failures in Credit Card Clearing in Israel.

Among other things, it is proposed to established that the clearing of transactions carried out through a credit card will be done only by parties licensed for that purpose by the Governor of the Bank of Israel and that the Supervisor of Banks will be able to require a large clearer (as defined in the proposed law) to clear transactions of issuers with various suppliers.

In addition, the Supervisor will also be authorized to require a large issuer (as defined in the proposed law) which is also a clearer to allow other clearers to clear transactions that were carried out with credit cards that it has issued.

The bill also proposes that the Supervisor be enabled to supervise the rate of the interchange fees (the fee paid by the clearer to the issuer).

The following additional issues are included in the draft bill:

- The Banking (Licensing) Law includes provisions allowing the banking corporations exclusive rights to carry out certain activities, which include a provision to the effect that only a banking corporation may accept monetary deposits or carry out issues of securities that require a prospectus together with the granting of credit. The exceptions to the definition of "granting credit" include the granting of long-term credit to a person whose name appears in a prospectus or for the purpose of purchasing a banking corporation's

rights against its borrowers. It is now proposed to include as an additional exception from the definition of "granting credit" the granting of similar credit on a short-term basis.
This amendment will allow for the securitization of short-term bank loans and the issuance of short term commercial paper.

- The draft bill proposes to amend the section that allows foreign banks and branches of foreign banks, which in the judgment of the Supervisor of Banks do not engage in significant retail activity, to participate in the ownership and asset management of provident funds and mutual funds. (Currently, the volume of retail activity of such banks is determined on the basis of quantitative criteria).

- It is proposed to transfer the authority to issue or revoke a banking corporation's branch permit from the Governor of the Bank of Israel to the Supervisor of Banks.

- It is proposed to establish penalty provisions regarding violations related to the clearing of credit cards, such as clearing without a license.

- It is proposed that the authority of the Supervisor of Banks be made comparable to the authority of the Supervisor of Insurance, to determine up to seven office holders subject to the Supervisor of Bank's approval in all types of banking corporations.

- An amendment to the Banking Ordinance is proposed so as to allow the Supervisor of Banks to transfer documents and information that he has received to other departments within the Bank of Israel.

Amendments of the Sales (Apartments) (Securing of Apartment Buyers' Investments) Law, 2008 and a Uniform Text for Guarantees for Apartment Buyers

In the months of March and April 2008, the Knesset adopted several proposals for the amendment of the said Law, the purpose of which was to improve the protection given to apartment purchasers. Information regarding the proposed laws was provided at page 39 of the 2007 Annual Report, under the heading "Directives for Proper Conduct of Banking Business and Proposed Laws Regarding the Securing of the Investments of Apartment Purchasers."

In addition, in May 2008, the Supervisor of Banks published a uniform text for a letter of guarantee pursuant to the above-mentioned law, which applies to all banking corporations.

According to the Supervisor of Banks' announcement, determining the uniform text implements the conclusions reached by the Bank Supervision Department from dealing with issues relating to guarantees pursuant to the Sales Law, and from the case law and supplements the Directives for Proper Banking Conduct that he published in February 2008 on the subject of project financing.

Prohibition on Investment in Corporations that Maintain Business Relations with Iran, 2008

The above-mentioned Law was enacted by the Knesset in April 2008.

Its purpose is to prevent investments by Israeli financial institutions (including banking corporations) in corporations that maintain a material business relationship with Iran. An investment is defined in the Law as including loans, provided that these are loans for a fixed

period of time of not less than five years, and that the amount of the loan is not less than five percent of the shareholders' equity of the corporation in which the investment is being made.

The Law's prohibition on investment applies to an investment in a corporation which maintains a material business relationship with Iran, this relationship being defined as a relationship in the energy field or with a corporation that is connected to the development of unconventional weapons by Iran, and which appears on a list to be published pursuant to the Law by the government committee whose establishment for this purpose is required by the Law. The list may also include corporations regarding whom restrictions have been imposed by foreign countries; in such a case, it will also be possible to include in the list corporations that maintain an economic connection with Iran for its benefit or within its territory.

According to the Law, if a financial institution has invested in a corporation which is afterward included in the list, the financial institution will be required to sell its holdings in the said corporation within a period determined in the Law (for this purpose only, a loan is not considered to be an investment). An investment in a corporation included in the list, or a failure to sell the holding in such a corporation, will constitute criminal offenses.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements as at 31 December 2007.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assumptions.

The estimates and assumptions are generally based on economic forecasts, assumptions regarding the various markets and past experience following due consideration, and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report as at 31 December 2007 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxation on income.

During the period of January to June 2008, there were no changes in the accounting policy on critical subjects compared with that described in the Annual Report for 2007.

For further details, see pages 44-48 of the Annual Report for 2007.

Disclosure regarding the Procedure for Approval of Financial Statements

Directives of the Bank of Israel:

a. Temporary Directive – Disclosure in the Directors' Report regarding the Procedure for Approval of the Financial Statements – Circular H-2232-06 of 27 April 2008, will apply to the quarterly and annual financial statements for 2008.

   Pursuant to the above Temporary Directive, the Bank is required to include details in its annual and quarterly Directors' Report regarding the procedure for approval of the Bank's Financial Statements, which is to include:

   - the identity of the organs of the Bank responsible for ultimate supervision.
   - details regarding the procedures undertaken by the entities responsible for ultimate supervision within the Bank prior to approval of the Financial Statements of the Bank.
   - the names of the officers responsible for ultimate supervision, who discussed the Financial Statements.

b. Temporary Directive – Certain Disclosure Requirements required according to Pillar 3 of Basel II – Circular 2218.

   Clause 821 of the above Temporary Directive provides that the Bank is required to set formal disclosure policies that are approved by the Board of Directors. The policies are to relate to the Bank's approach to determining what disclosure is to be made, and the internal supervision of the disclosure procedure.

The Bank's Board of Directors is the entity responsible for ultimate supervision within the Bank and for approval of the Bank's Financial Statements. All the members of the Board of Directors have accounting and financial expertise, as described on pages 228-231 of the Annual Report for 2007, and possess the qualifications of "External Directors" (as required by the Bank Shares (Arrangement Shares) (Temporary Provisions) Law, 1993).

Before the Financial Statements are submitted to the Board of Directors for discussion, the Bank's Disclosure Committee discusses them. The Disclosure Committee is a Management committee comprised of all the members of the Bank's Management other than the Head of Human Resources. Adv. Jennifer Janes, Executive Vice President and Group Secretary, and Dr. Ruth Arad, Executive Vice President and Head of the Risk Management Control Department are also members of the Committee. Other senior managers of the Bank participate in the discussions of the Committee. The Disclosure Committee examines, *inter alia*, whether the information in the Financial Statements is accurate, complete and appropriately presented. Representatives of the Bank's joint auditors also participate in the Disclosure Committee's meetings. (The Disclosure Committee was established as part of the implementation of a Directive of the Banking Supervision Department, based on section 302 of the SOX Act. See "Evaluation of Disclosure Controls and Procedures for the Financial Statements" on pages 95 to 96 of the Report).

First, the Board of Directors holds a preliminary discussion of the Financial Statements, with the participation of the Chief Executive Officer, the Head of the Finance and Economics Division, the Chief Accounting Officer, other members of the Bank's Management in charge of the business divisions, the Chief Internal Auditor and the Bank's joint auditors. The background material sent to the Directors prior to the preliminary discussion includes the

minutes of the discussion of the Disclosure Committee and its decisions, the draft Directors' Report and the draft Financial Statements – which include the information and the qualitative description, but without the financial data (which at this stage of the discussion are not yet final). The Directors also receive details regarding new disclosure requirements (to the extent there are any) that apply to the Bank (including the text of the directives). Information regarding the Bank's exposure to legal claims and a description of new legal claims, and background material for the discussion regarding the appropriateness of the classification of problem customers and of the provisions for doubtful debts, being sensitive and confidential information, is available for advance review by the Directors at the Bank's Secretariat.

In the context of the preliminary discussion, the Board of Directors discusses the appropriateness of the provisions and of the classification of the Bank's problem debts, following the Chief Executive Officer's presentation to the Board of Directors of the scope of the provisions and the classification of problem debts, and the changes and trends in this area, and after other senior managers present the scope of the provisions within their areas of responsibility, as well as their views regarding specific credits. The subject of the legal claims and of the Bank's exposure in this regard is presented by the Bank's Chief Legal Advisor. The Head of the Finance and Economics Division presents to the Board of Directors the main and material matters in the Directors' Report and Financial Statements, the changes in critical accounting policies, if any, and the main matters discussed by the Disclosure Committee. The Board of Directors also holds a discussion of these matters.

Following the preliminary discussion, there is an additional discussion by the Board of Directors of the final draft of the Financial Statements, with the participation of the Chief Executive Officer, the Head of the Finance and Economics Division, the Chief Accounting Officer, the Chief Internal Auditor, representatives of the Bank's joint auditors, and when the discussion concerns the approval of annual Financial Statements, also the members of the Bank's Management. As background material for the discussion, the Directors receive the complete draft of the Financial Statements – including the financial data – together with extensive accompanying background material, including in-depth comprehensive analyses of the Bank's activities in its various areas of business.

In the context of this discussion, the Bank's Chief Executive Officer reviews the operating results of the Leumi Group and the Head of the Finance and Economics Division presents and analyzes the Group's operating results in Israel and abroad, including a description of the exposure to risks and compliance with the limits established with regard to such risks. Thereafter, the plenary of the Board of Directors discusses the final draft of the Financial Statements and approves them.

As stated, all the discussions of the Board of Directors regarding the Financial Statements are held with the participation of the Bank's joint auditors, who are available to the Board of Directors to answer questions and provide clarifications during the Board's discussions. The Financial Statements are approved by the Board of Directors following presentation by the joint auditors to the Board of Directors of any material weaknesses that may have arisen during the audit processes that they carried out, and after the Board is presented with the declaration of the President and Chief Executive Officer and the declaration of the Senior Deputy Chief Executive Officer, Head of the Finance and Economics Division of the Bank, regarding evaluation of the Bank's disclosure controls and procedures for the Financial Statements.

The disclosure policies for the Financial Statements were discussed and approved by the Finance Committee of the Board of Directors.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net profit of the Leumi Group during the period January to June 2008 amounted to NIS 1,359 million, compared with NIS 1,830 million during the corresponding period in 2007, a decrease of 25.7%.

The decrease in the Group's net profit during the first half of 2008, as compared with the corresponding period in 2007, is explained primarily by the following factors:*

1. An increase in provisions for doubtful debts in the amount of NIS 511 million, before the effect of taxes.

2. A decrease in operating and other income in the amount of NIS 406 million, a decrease of 19.1%, before the effect of taxes.

3. An increase in operating and other expenses (including salaries) in the amount of NIS 168 million, an increase of 5.1%, before the effect of taxes.

4. An increase in the tax rate by 11.0 basis points, as explained on pages 30 to 31 in the provision for taxes item.

On the other hand, the following factors partially offset the above-mentioned decrease:

1. An increase in net interest income before provisions for doubtful debts in the amount of NIS 311 million, before the effect of taxes, an increase of 8.6%.

2. An increase in the Group's share of the profits of companies included on the equity basis of NIS 196 million, net.

The net profit in the second quarter of 2008 amounted to NIS 889 million, as compared with NIS 913 million in the corresponding period in 2007, a decrease of 2.6%.

The decrease in the Group's net profit in the second quarter of 2008 as compared with the corresponding period in 2007 is explained primarily by the following factors:*

1. An increase in provisions for doubtful debts in the amount of NIS 278 million, before the effect of taxes.

2. A decrease in operating and other income in the amount of NIS 267 million, 23.6%, before the effect of taxes.

3. An increase in the tax rate by 17.5 percentage points, as explained on pages 30 to 31 in the provision for taxes item.

* Before minority interests in consolidated companies.

On the other hand, the following factors partially offset the above-mentioned decrease:

1. An increase in profit from extraordinary items in the amount of NIS 250 million, as detailed below.

2. An increase in the Group's share of profits of companies included on the equity basis of NIS 148 million, net.

3. An increase in net interest income before provisions for doubtful debts in the amount of NIS 144 million, before the effect of taxes.

Net interest income before provision for doubtful debts in the Leumi Group amounted to NIS 3,913 million during first half of 2008, compared with NIS 3,602 million in the corresponding period in 2007, an increase of 8.6%.

Net interest income before provision for doubtful debts during the second quarter of 2008, amounted to NIS 1,953 million as compared with NIS 1,809 million during the corresponding period in 2007, an increase of 8.0%.

The increase in net interest income before provision for doubtful debts during the first half of 2008 as compared with corresponding period in 2007 stems mainly from:

	For the six months ending		
	30 June 2008	30 June 2007	% Change
	NIS millions		
Current activities	**3,552**	3,338	6.4
Collection and reduction of interest in respect of problem loans	**336**	237	41.8
Decline in value of available-for-sale debentures	**(92)**	-	-
Profit from sale of available-for-sale debentures and from adjustments to market value of debentures for trading	**110**	165	(33.3)
Adjustments to fair value of derivatives	**(190)**	(142)	33.8
Effect of the known CPI	**197**	4	+
Total	**3,913**	3,602	8.6

The following are additional details regarding the increase in net interest income from current activities:

1. An increase in the volume of financial activities in the unlinked shekel sector of some 22.2%, which increased net interest income by some NIS 328 million and was partially offset by an amount of NIS 212 million by the decrease of 0.33% in the interest margin.

2. The excess liabilities in the foreign currency and foreign currency-linked sector of some NIS 1.5 billion contributed to the increase in income of some NIS 122 million, as a result of the appreciation of the shekel and the erosion of the liabilities.

3. The CPI-linked sector was affected by the steep increase in the CPI, and the increase in the scope of activities, which was partially offset by the adjustment to fair value

of derivates, mainly in the CPI-linked sector. In total, the sector contributed to an increase of some NIS 90 million in net interest income.

4. A decrease in net other interest income of NIS 83 million, mainly from provisions for the decrease in value of SCDO type securities in the amount of NIS 92 million, as detailed below.

The following table sets out the development of net interest income according to principal operational segments:

	First half 2008	First half 2007	% Change
Segment	NIS millions		
Households	**1,293**	1,207	7.1
Small businesses	**444**	423	5.0
Corporate banking	**858**	790	8.6
Commercial banking	**573**	531	7.9
Construction and real estate	**416**	308	35.1
Private banking	**197**	198	(0.5)
Financial management – capital markets	**171**	160	6.9
Other	**(39)**	(15)	-
Total	**3,913**	3,602	8.6

Total Interest Margin (excluding transactions in financial derivatives) during the first half of 2008 was 2.96%, compared with 1.97% during the corresponding period in 2007. The interest margin including financial derivative transactions was 1.84% during the first half of 2008, compared with 1.45% during the corresponding period in 2007, and 1.71% for the whole of 2007.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.83%, compared with 2.64% (in annual terms) during the corresponding period in 2007.

Financing commissions amounted to NIS 155 million during the first half of 2008, compared with NIS 150 million during the corresponding period in 2007, an increase of 3.3%. These commissions include mainly the income from off-balance sheet activity, such as guarantees for granting credit, guarantees for apartment purchasers and other guarantees, as well as commissions from foreign trade activity.

Other Financing Income and Expenses include mainly profits/losses from the sale of debentures and the adjustment of debentures for trading to fair value or market value, income from early credit repayment commissions, interest collection in respect of doubtful debts from previous years and the reduction of provisions for uncollected interest. Net income from these operations amounted to NIS 428 million during the first half of 2008, compared with NIS 511 million in the corresponding period in 2007.

The following are the main changes in other financing income and expenses:

	30 June 2008	30 June 2007	Change
	NIS millions		%
Profit (loss) from the sale of available-for-sale debentures	**(52)**	91	-
Profit from sale and adjustments to market value of debentures for trading	**70**	74	(5.4)
Collection/reduction of interest in respect of doubtful debts	**336**	237	41.8
Early credit repayment commissions	**79**	72	9.7
Other	**(5)**	37	-
Total	**428**	511	(16.2)

The Provision for Doubtful Debts in the Leumi Group during the first half of 2008 amounted to NIS 560 million, compared with NIS 49 million in the corresponding period of 2007, an increase of NIS 511 million.

During the second quarter of 2008, the provision for doubtful debts amounted to NIS 316 million, compared with NIS 38 million in the corresponding period of 2007, an increase of NIS 278 million.

The net increase in the specific provision was primarily affected by a limited number of customers.

See also pages 35 to 36 regarding an arrangement with Tower Semiconductor.

The additional and general provisions for doubtful debts, in respect of unidentified risks in the loan portfolio, which are based upon the risk characteristics of the credit portfolio, and also in respect of a sectoral excess of credit, were reduced by NIS 20 million during the first half of 2008, compared with a reduction of NIS 48 million during the corresponding period in 2007, and a reduction of NIS 149 million for the whole of 2007. There was an increase of NIS 5 million in the second quarter of 2008.

The overall rate of the provision for doubtful debts during the first half of 2008 was 0.56% of total credit to the public (in annual terms), compared with a rate of 0.05% in the corresponding period in 2007, and compared with 0.20% for the whole of 2007. The rates of the overall provision for doubtful debts in relation to overall credit risk (balance sheet and off-balance sheet) were 0.36%, 0.03% and 0.13% respectively.

The following table sets out the quarterly development of the provisions for doubtful debts:

	2008		2007			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First half
	(NIS millions)					
Specific provision	**311**	**269**	369	90	66	31
Additional provision	**5**	**(25)**	(90)	(11)	(28)	(20)
Total	**316**	**244**	279	79	38	11
The provision as a percentage of total credit to the public (on annual basis)	**0.63%**	0.49%	0.57%	0.16%	0.08%	0.02%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to the risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to NIS 855 million (constituting 0.42% of total credit to the public) on 30 June 2008, compared with NIS 875 million at the end of 2007.

The following table sets out the development of the provisions (reductions) for doubtful debts according to principal operational segments:

Segment	**First Half of 2008**		First Half of 2007	
	(NIS millions)	% *	(NIS millions)	%*
Households	**130**	**0.4**	69	0.3
Small businesses	**32**	**0.4**	19	0.2
Corporate banking	**248**	**0.9**	(127)	(0.5)
Commercial banking	**147**	**0.8**	76	0.4
Construction and real estate	**31**	**0.2**	9	0.1

* Percentage of total credit at the end of the period on an annual basis.
See page 133 for further details.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the first half of 2008 amounted to NIS 3,353 million, compared with NIS 3,553 million during the corresponding period in 2007, a decrease of 5.6%. During the second quarter of 2008, net interest income after provision for doubtful debts amounted to NIS 1,637 million, compared with NIS 1,771 million in the corresponding period of 2007, a decrease of 7.6%.

Total Operating and Other Income of the Leumi Group during the first half of 2008 amounted to NIS 1,715 million, compared with NIS 2,121 million in the corresponding period in 2007, a decrease of 19.1%. During the second quarter of the year, operating and other income amounted to NIS 864 million, compared with NIS 1,131 million in the corresponding period in 2007, a decrease of 23.6%.

The following are the main changes in operating and other income:

	For the first half ending on			
	30 June 2008	30 June 2007	**Change**	
	NIS millions		NIS millions	%
Operating commissions (1)	**1,684**	1,653	**31**	1.9
Profits (losses) from other income(2)	**(115)**	225	**(340)**	-
Other income (3)	**146**	243	**(97)**	(39.9)
Total operating and other income	**1,715**	2,121	**(406)**	(19.1)

The following are additional details regarding each of the above-mentioned items:

1. Operating commissions (NIS 31 million)

   a. An increase in income from credit cards in the sum of NIS 41 million, 12.4%.

   b. An increase in income from credit handling and preparation of legal documents in the amount of NIS 30 million, 16.4%.

c. A decrease in income from payment system services in the sum of NIS 24 million, 6.0%.

d. A decrease in income from securities transactions in the sum of NIS 51 million, 11.6%.

2. Profits from investments in shares (NIS (340) million)

a. A decrease in income from dividends in the amount of NIS 78 million, explained mainly by recording as a dividend the partial repayment of a debt of a particular customer amounting to NIS 88 million during the first half of 2007, compared with NIS 28 million during the first half of 2008. In accordance with the directives of the Supervisor of Banks, the debt is presented as an investment in shares available for sale.

b. A decrease in the value of investments in securities for trading in the amount of NIS 94 million, including the recording of negative exchange rate differentials in the foreign securities for trading portfolio, compared with a profit of NIS 9 million from adjustments in the corresponding period in 2007.

c. Losses and reductions in value of shares in the available for sale portfolio in the amount of NIS 103 million, compared with NIS 13 million in the corresponding period in 2007.

d. In the first half of 2007, there were profits of NIS 78 million from the sale of shares available for sale, while in the first half of 2008 there were profits of only NIS 9 million.

3. Other income (NIS (97) million)

From the second quarter of 2006, the capital market reform came into effect, and the Bank began to charge distribution fees in respect of mutual funds that it distributes, and as of 2007, the Bank began to charge provident fund operation fees.

	First Half of 2008	First Half of 2007	Change	
	NIS millions		NIS millions	%
From mutual funds	**69**	81	(12)	(14.8)
From provident funds	**6**	14	(8)	(57.1)
From supplementary training funds	**-**	16	(16)	-
From provident funds operations	**25**	18	7	38.9
Profits from provident funds for severance pay	**-**	68	(68)	-
Other income	**46**	46	-	-
Total	**146**	243	(97)	(39.9)

See above at pages 16 to 17 of the Report with regard to the law concerning commissions and the Bank of Israel proposal on the subject.

The ratio of operating and other income to total income (i.e. net interest income before provision for doubtful debts and operating and other income) was 30.5%, compared with 37.1% during the corresponding period in 2007 and 35.6% for the whole of 2007.

Operating and other income cover 49.6% of operating and other expenses and, after neutralizing special salary expenses as detailed below, 51.5%, compared with cover of 64.5% and 67.0%, respectively, during the corresponding period in 2007, and compared with 60.9% and 63.1% for the whole of 2007.

Total Operating and Other Expenses of the Leumi Group in first half of 2008 amounted to NIS 3,456 million, compared with NIS 3,288 million during the corresponding period in 2007, an increase of 5.1%. During the second quarter of the year, operating and other expenses amounted to NIS 1,662 million, compared with NIS 1,656 million in the corresponding period in 2007, an increase of 0.4%.

Salary expenses increased by NIS 75 million in the first half of 2008, an increase of 3.7% compared with the corresponding period in 2007. The increase in salary expenses derives primarily from charging the entire provision for severance pay in accordance with the salary increases at the beginning of the year, while the income from the severance pay fund is spread out over the entire year, and from the low returns from the severance pay fund. A total of some NIS 86 million was charged to salary expenses in respect of this subject.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) increased by NIS 93 million during the first half of 2008, an increase of 7.4%, compared with the corresponding period in 2007.

Operating expenses constitute 61.4% of total income compared with 57.5% in the corresponding period in 2007, and compared with 58.4% for the whole of 2007.

Total operating and other expenses (in annual terms) constitute 2.38% of total assets, compared with 2.23% in the corresponding period in 2007, and compared with 2.30% for the whole of 2007.

Operating Profit before Taxes of the Leumi Group in the first half of 2008 amounted to NIS 1,612 million, compared with NIS 2,386 million in the corresponding period in 2007, a decrease of 32.4%. During the second quarter of the year, the operating profit before taxes amounted to NIS 839 million, compared with NIS 1,246 million in the corresponding period in 2007, a decrease of 32.7%.

Provision for Taxes on Operating Profit of the Leumi Group in the first half of 2008 amounted to NIS 783 million, compared with NIS 896 million in the corresponding period in 2007. The rate of provision in the said period was some 48.6% of the pre-tax profit, compared with 37.6% in the corresponding period in 2007.

The increase in the rate of the provision for taxes was principally affected by:

1. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation and which were negative in the relevant period, compared with positive exchange rate differentials in the corresponding period in 2007, as detailed on pages 78 to 79 of the Report.

2. The amendment to the Value Added Tax Law (see page 19 above) had the effect of reducing taxes in the amount of NIS 45 million.

3. The amendment to the Income Tax (Adjustments for Inflation) Law (see page 19 above) had the effect of increasing taxes in the amount of NIS 131 million.

Operating Profit after Taxes amounted to NIS 829 million in the first half of 2008, compared with NIS 1,490 million in the corresponding period in 2007, a decrease of 44.4%. During the second quarter of the year, the operating profit after taxes amounted to NIS 439 million, compared with NIS 870 million in the corresponding period in 2007, a decrease of 49.5%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis amounted to NIS 280 million in the first half of 2008, compared with NIS 84 million in the corresponding period in 2007.

Minority Interests in the Profits of the Group amounted to a loss of NIS 2 million first half of 2008, compared with a profit of NIS 3 million in the corresponding period in 2007.

Net Operating Profit of the Group in the first half of 2008 amounted to NIS 1,111 million, compared with a profit of NIS 1,571 million in the corresponding period in 2007, a decrease of 29.3%.

Net After-Tax Profit from Extraordinary Items amounted to NIS 248 million in the first half of 2008, compared with NIS 259 million in the corresponding period in 2007. The profit during the first half of the year resulted from the allotment of 20% of the issued and fully paid-up share capital of Leumi Card to Canit – Investment and Finance Management Ltd. The profit in 2007 arose from the sale of some of the provident funds that were under the Group's management.

Net Basic Operating Profit per share reached NIS 0.77 during the first half of 2008, compared with NIS 1.11 in the corresponding period in 2007.

Net Basic Profit per share reached NIS 0.94 during the first half of 2008, compared with NIS 1.29 in the corresponding period in 2007.

Return on Shareholders' Equity – Average for the Period (excluding minority interests) and in Annual Terms of:

	First Half of 2008	First Half of 2007
	%	
Net profit	**14.1**	21.0
Net operating profit	**11.5**	17.9

Return on Shareholders' Equity – Average for the Period (excluding minority interests) and in Annual Terms of:

	2008		2007			
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	%					
Net profit	**19.1****	**9.8**	10.4	21.9**	20.9	22.2**
Net operating profit	**13.4**	**9.8**	10.3	19.4	20.9	15.6

The following are the returns after neutralizing the effects of special salary expenses*:

	2008		2007			
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	%					
Net profit	**18.3****	**12.0**	11.6	22.6**	21.5	23.2**
Net operating profit	**12.7**	**12.0**	11.5	20.1	21.5	16.5

* Special salary expenses: expenses related to recording costs from the options that were issued, the shares sold to employees by the State, and timing differentials related to severance pay reserves.

** Assuming the income from extraordinary items is non-recurring, the return of net profit for the second quarter of 2008 was 14.7% and 14.0% after neutralizing special expenses. In the first quarter of 2007, the return was 17.1% and 18.0% after neutralizing special expenses, and for the third quarter of 2007 - 19.9% and 20.6%, respectively.

Development of Profit During the Last Six Quarters

The following is a summary of the quarterly after tax operating profit and loss statements for the last six quarters:

	2008		2007			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(NIS millions)					
Net interest income	**1,935**	1,960	1,781	2,265	1,809	1,793
Provision for doubtful debts	**(316)**	(244)	(279)	(79)	(38)	(11)
Operating and other income	**864**	851	1,192	909	1,131	990
Operating and other expenses	**(1,662)**	(1,794)	(1,864)	(1,785)	(1,656)	(1,632)
Operating profit before taxes	**839**	773	830	1,310	1,246	1,140
Provision for taxes	**(400)**	(383)	(355)	(471)	(376)	(520)
Operating profit after taxes	**439**	390	475	839	870	620

Structure and Development of Assets and Liabilities [1]

Total Assets of the Leumi Group as at 30 June 2008 amounted to NIS 292.0 billion, compared with NIS 302.2 billion at the end of 2007, a decrease of 3.4 %, and a decrease of 1.7% compared with 30 June 2007.

The value of the assets denominated in and or linked to foreign currency was some NIS 103.7 billion, some 35.5% of total assets. During the first half of 2008, the shekel appreciated against the US dollar by 12.84%, and against the euro by 6.61 %. The change in the rate of exchange in the first half of the year led to a decrease of 4.3% in total assets.

The total assets under the Group's management - total balance sheet as well as customers' securities portfolios, and provident funds and supplementary training funds in respect of which operating management and custody services are provided - amount to some NIS 740 billion, compared with NIS 764 billion at the end of 2007 (some US$ 221 billion and US$ 215 billion respectively), as detailed below.

The following table sets out the development of the main balance sheet items:

			Change	
	30 June 2008	31 December 2007	Since December 2007	Since June 2007
	NIS millions		%	
Total assets	**292,002**	302,151	(3.4)	(1.7)
Deposits of the public	**221,752**	238,045	(6.8)	(6.2)
Debentures, capital notes and subordinated capital notes	**21,920**	19,248	13.9	31.9
Deposits from banks	**8,966**	6,139	46.0	6.0
Cash and deposits with banks	**31,229**	42,329	(26.2)	(31.0)
Securities	**43,494**	47,169	(7.8)	(4.0)
Credit to the public	**201,717**	198,557	1.6	4.0
Buildings and equipment	**3,317**	3,276	1.3	4.9

Deposits of the public amounted to NIS 221.7 billion as at 30 June 2008, compared with NIS 238.0 billion as at 31 December 2007, a decrease of 6.8%, and a decrease of 6.2% compared with 30 June 2007.

The appreciation of the shekel in relation to most foreign currencies in the first half of 2008 led to a 5.4% reduction in total deposits of the public.

(1) The changes in percentages were calculated according to the balances in NIS millions.

The following table sets out the development of deposits of the public according to principal operational segments:

Segment	30 June 2008	31 December 2007	% Change
	NIS millions		
Households	**112,792**	116,133	(2.9)
Small businesses	**12,912**	14,097	(8.4)
Corporate banking	**20,675**	27,560	(25.0)
Commercial banking	**19,502**	22,351	(12.7)
Construction and real estate	**5,208**	4,789	10.3
Private banking	**36,213**	40,916	(11.5)
Financial management – capital markets and other	**14,378**	12,199	17.9
Total	**221,752**	238,045	(6.8)

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 21.9 billion on 30 June 2008, compared with NIS 19.2 billion on 31 December 2007, an increase of 13.9%, and an increase of 31.9% compared with 30 June 2007.

Off-balance sheet activity

The following table sets out the development of balances of the customers' (off-balance sheet) financial assets(1) managed by the Leumi Group:

	30 June 2008	31 December 2007	Change	
	(NIS millions)		(NIS millions)	%
Securities portfolios	**392,344**	404,686	(12,342)	(3.0)
of which: Mutual funds(2)(3)	**42,973**	44,235	(1,262)	(2.9)
Provident funds(2)(3)	**46,441**	46,747	(306)	(0.7)
Supplementary training funds(2)(3)	**9,646**	10,342	(696)	(6.7)
Total	**448,431**	461,775	(13,344)	(2.9)

(1) Including an increase in the market value of securities, and the value of securities of mutual and provident funds held in custody, regarding which operating management and custody services are provided.

(2) The Group does not manage any mutual funds, provident funds or supplementary training funds in Israel.

(3) Assets of customers in respect of which the Group provides operating management services, including the fund balances of customers who are advised by Leumi.

Credit to the public totaled NIS 201.7 billion on 30 June 2008, compared with NIS 198.6 billion on 31 December 2007, an increase of 1.6%, and an increase of 4.0% compared with 30 June 2007.

The appreciation of the shekel in relation to most foreign currencies in the first half of 2008 led to a reduction of some 3.1% in total credit to the public.

In addition to credit to the public, the Group also invests in corporate debentures which amounted to NIS 10,079 million on 30 June 2008, in comparison with NIS 12,435 million on 31 December 2007, a decrease of 18.9%.

The following table sets out the development of the overall credit risk* to the public according to principal sectors of the economy:

	30 June 2008		31 December 2007		
Economy Sectors	Overall credit risk to the public	Percentage of total	Overall credit risk to the public	Percentage of total	Change
	(NIS millions)	%	(NIS millions)	%	%
Agriculture	**2,489**	**0.8**	2,591	0.8	(3.9)
Industry	**46,743**	**15.2**	47,617	15.6	(1.8)
Construction and real estate	**55,404**	**18.0**	54,481	17.9	1.7
Electricity and water	**2,111**	**0.7**	2,333	0.8	(9.5)
Trade	**30,641**	**10.0**	32,601	10.7	(6.0)
Hotels, accommodation and food services	**4,820**	**1.6**	5,757	1.9	(16.3)
Transportation and storage	**5,997**	**1.9**	5,959	2.0	0.6
Communications and computer services	**6,955**	**2.3**	6,602	2.2	5.3
Financial services	**44,466**	**14.5**	42,160	13.8	5.5
Other business services	**9,061**	**2.9**	9,161	3.0	(1.1)
Public and community services	**8,601**	**2.8**	8,326	2.7	3.3
Private persons - housing loans	**41,962**	**13.6**	40,608	13.3	3.3
Private persons – other	**48,312**	**15.7**	46,723	15.3	3.4
Total	**307,562**	**100.0**	304,919	100.0	0.9

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal operational segments:

Segment	30 June 2008	31 December 2007	Change
	(NIS millions)		%
Households*	**59,812**	57,315	4.4
Small businesses	**17,907**	17,729	1.0
Commercial banking	**36,613**	36,743	(0.4)
Corporate banking	**52,490**	52,814	(0.6)
Construction and real estate	**26,284**	25,514	3.0
Private banking	**6,351**	7,138	(11.0)

* Credit to households also includes housing loans (mortgages). After neutralizing this credit, credit to households increased by 4.5%. Housing loans (mortgages) to households amounted to NIS 38.2 billion at the end of June 2008, and increased by 4.3%.

Tower Semiconductor Ltd.

On 19 August 2008, a memorandum of understanding was signed between Leumi and Tower Semiconductor Ltd. ("Tower"), Bank Hapoalim B.M. ("Hapoalim") and The Israel Corporation Ltd. (the "Shareholder") regarding the reorganization of the debts of Tower to Leumi, Hapoalim and the Shareholder.

Under the reorganization arrangement, and subject to the fulfillment of certain conditions, the sum of US$ 100 million out of Tower's debts to Leumi is expected to be converted to capital

notes convertible into shares of Tower; changes in financing agreements made with Tower are also anticipated.

Parallel with the said conversion of the debt to Leumi, the sum of US$ 100 million out of Tower's debts to Hapoalim will be converted into capital notes convertible into shares of Tower, and also the sum of US$ 50 million out of Tower's debts to the Shareholder will be converted into capital notes convertible into shares of Tower, and the Shareholder will also inject capital into Tower

The arrangement is conditional, *inter alia*, on the execution of detailed agreements between the relevant parties concerned, the receipt of all necessary permits and the closing of the transaction for the purchase of "Jazz" by Tower.

It should be noted that appropriate provisions have been made also including the amount included in the said arrangement.

Pledge in favor of the Bank of Israel

On 21 May 2008, the Bank signed a debenture pursuant to which it granted a first degree floating charge in favor of the Bank of Israel, on its rights to receive amounts and monetary shekel payments that are due, and that will be due to the Bank from time to time, from customers who are corporations (established according to the laws of the State of Israel), who are not in arrears with their repayments to the Bank of credits received from it, and where the average lifespan of the credit does not exceed three years, that were granted and that will be granted to these customers by the Bank. The charge is in an amount equal to the level of the amounts secured by the debenture, from time to time, up to an amount of NIS 1.1 billion.

This charge is to secure monies that will be required for the Bank's activities as a member of the CLS clearing house. For further details, see page 87 of the Report.

Problem Loans – the following table sets out the development of the problem loans (1) (6) according to the classifications determined in the directives of the Supervisor of Banks:

	30 June 2008	30 June 2007	31 December 2007
	(NIS millions)		
Non-performing	**1,561**	2,306	1,604
Restructured (2)	**472**	1,112	929
To be restructured (3)	**93**	107	85
In temporary arrears	**685**	591	764
Under special supervision*	**10,238**	12,469	9,618
Total balance sheet credit to problem borrowers (1)	**13,049**	16,585	13,000
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,372**	2,620	2,438
Debentures of problem borrowers	**31**	8	4
Other assets in respect of derivatives of problem borrowers	**57**	72	32
Total overall credit risk in respect of problem borrowers (1) (7)	**15,509**	19,285	15,474
Assets received in respect of repaid credit	**570**	679	839
*of which: debts in respect of which there is a specific provision (4)	**4,258**	5,646	4,672
*of which: credit for housing in respect of which there is a provision according to the extent of the arrears	**444**	687	523

(1) Not including problem loans that are covered by collateral that is deductible for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect whereof a decision has been made by the banking corporation's management to restructure, but restructuring has yet to be implemented.
(4) Apart from credit for housing, in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purpose of restrictions on the obligations of a borrower and a group of borrowers, except in respect of guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.
(7) Problem loans include classifications of credit from the implementation of Proper Banking Management Directive No. 325 "Management of Current Account Credit Lines." Pursuant to the above Directive and to clarifications of the Supervisor of Banks, the Bank is required to classify deviations from approved credit lines (where the deviation is over NIS 1,000), if it charges the customer excess interest. In such a case, the deviation is to be classified as a non-performing loan, and the credit within the credit line and the balance of the customer's debts are to be classified as a debt under special supervision. As a result, non-performing loans in the amount of NIS 110 million and loans under special supervision in the amount of NIS 2,336 million were classified, and at the end of 2007 NIS 74 million and NIS 1,775 million, respectively, were classified.

Credit to Governments amounted to NIS 531 million on 30 June 2008, compared with NIS 642 million on 31 December 2007, a decrease of 17.3%, and a decrease of 29.2% compared with 30 June 2007.

Securities amounted to NIS 43.5 billion on 30 June 2008, compared with NIS 47.2 billion on 31 December 2007, a decrease of 7.8%, and when compared with 30 June 2007, a decrease of 4.0%.

Securities are classified into three categories: securities for trading, securities available for sale and debentures held to maturity.

Securities for trading are presented in the balance sheet at fair value and the difference between the fair value and the adjusted cost is charged to the profit and loss statement. Available for sale securities are presented at fair value, where the difference between fair value and adjusted cost is presented as a separate item in shareholders' equity less the related tax. Debentures held to maturity are presented at adjusted cost (par value together with accrued interest and linkage differentials, less/plus a disaggio or aggio).

The following table sets out the classification of the securities item in the consolidated balance sheet as at 30 June 2008 in accordance with the above-mentioned rules:

	30 June 2008				
	Adjusted cost	Unrealized gains from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance sheet value
	NIS millions				
Debentures					
Held to maturity	**1,331**	**20**	**(3)**	**1,348**	**1,331**
Available for sale	**30,567**	**196**	**(834)**	**29,929**	**29,929**
For trading	**6,825**	**114**	**(57)**	**6,882**	**6,882**
	38,723	**330**	**(894)**	**38,159**	**38,142**
Shares and Mutual Funds					
Available for sale	**3,606**	**666**	**(137)**	**4,135**	**4,135**
For trading	**1,317**	**-**	**(100)**	**1,217**	**1,217**
	4,923	**666**	**(237)**	**5,352**	**5,352**
Total Securities	**43,646**	**996**	**(1,131)**	**43,511**	**43,494**

	31 December 2007				
	Adjusted cost	Unrealized gains from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance sheet value
	NIS millions				
Debentures					
Held to maturity	1,581	22	(4)	1,599	1,581
Available for sale	33,458	141	(507)	33,092	33,092
For trading	7,110	69	(38)	7,141	7,141
	42,149	232	(549)	41,832	41,814
Shares and Mutual Funds					
Available for sale	3,275	1,195	(34)	4,436	4,436
For trading	918	28	(27)	919	919
	4,193	1,223	(61)	5,355	5,355
Total Securities	46,342	1,455	(610)	47,187	47,169

As at 30 June 2008, some 78.3% of the Group's nostro portfolio was classified as securities available for sale and some 18.6% as securities for trading. This classification allows for flexibility in the management of the securities portfolio. Some 12.3% of the value of the securities represents investments in shares of companies that are not presented on the equity basis, but according to cost or to the market value of the shares traded on a stock exchange.

In respect of the available for sale portfolio, adjustments for a net decrease in value amounting to NIS 903 million were charged to the capital fund during the first half of 2008, of which some NIS 271 million is from a decline in value of debentures (of which NIS 401 million was during the first quarter), and some NIS 632 million is from the a decline in the value of shares (of which NIS 352 million was during the first quarter). During the first half of 2008, a decline in value of some NIS 92 million (US$ 27 million) was recorded in the profit and loss statement. The accumulated capital fund totaled NIS (138) million, gross. In respect of debentures for trading, realized and unrealized profits amounting to a profit of NIS 70 million were recorded in the profit and loss statement, compared with a profit of NIS 74 million during the corresponding period in 2007. Furthermore, in the first half of 2008 net losses were recorded from the sale of debentures available for sale in the amount of NIS 52 million, compared with net profits of NIS 91 million during the corresponding period in 2007.

Investments in Foreign Asset-Backed Securities

The Group's securities portfolio includes some NIS 4.9 billion (some US$ 1.5 billion) of asset-backed securities (both mortgage-backed and non-mortgage-backed), all of which are investment grade securities, of which some 99% are rated 'A-' and above, of which some 88% are rated 'AAA'. Of said portfolio, some NIS 4.6 billion (some US$ 1.4 billion) is classified in the available for sale securities portfolio, and the balance in the securities for trading portfolio.

The revaluation of the portfolio is based on revaluation data received from external sources. Most of the portfolio is revalued each month by a recognized international institution, which carries on business as a valuer and is independent of both the issuing entities and the marketing entities. Internal models are not used for the purpose of revaluing securities.

The test for determining whether a decline in value is of a non-temporary nature is based primarily on the following criteria:

- a change in the security's rating by the international rating agencies.
- the length of time during which the security's value is less than its cost.
- the assets and the collateral backing the security.
- the rate of the decline in value in relation to the total cost of the security.

The Management's decision in this regard is made after an examination of all these criteria and an estimation of the accumulated significance.

The Management of the Bank estimates that the decline in the value of the asset-backed securities portfolio (both mortgage-backed and non-mortgage-backed) is mostly temporary in nature. From the time the investments were made, the Bank's intention was to hold them until redemption. The investments were classified as belonging to the available for sale portfolio, in order to allow for flexibility in the management of the portfolio. The Bank intends, and is able, to continue to hold the investments until the expected return of the full cost of the assets or until redemption. Therefore, most of the decline in value was charged to capital fund. The total decline charged to the capital fund in respect of the above-mentioned securities from the date of purchase until 30 June 2008, amounts to some NIS 245 million (some NIS 155 million

after taxes). The decline in the market value of these securities arises primarily from the widening of margins, the source of which is the reduction of liquidity and the sharp fluctuations which have occurred in the global capital markets commencing from July 2007, and not from the lowering of the credit rating of the securities.

In addition to the temporary decline in value which was charged to the capital fund, an expense of some NIS 92 million was recorded in the profit and loss account during the first half of 2008, of which NIS 82 million was in the second quarter.

The Group's available for sale securities portfolio as at 30 June 2008 includes investments in mortgage-backed securities in the total amount of some NIS 3.2 billion. This portfolio includes mortgage-backed sub-prime securities in the amount of some NIS 17 million (US$ 5 million), US$ 4 million of which are rated 'AAA' and the balance 'AA'. 97% of the mortgage-backed securities in the available for sale portfolio are guaranteed or issued by United States federal agencies, (FNMA FHLMC, GNMA) and rated 'AAA' by the world's leading rating agencies (S&P, Moody's, Fitch).

As at 30 June 2008, the accumulated net decline in value charged to capital fund resulting from the mortgage-backed securities portfolio was some NIS 36 million.

The total of the mortgage-backed securities that are not (U.S.) government guaranteed and are not backed by American federal entities in both the available for sale and trading portfolios together, amounts to some NIS 225 million.

The projected term to maturity for all the mortgage-backed securities portfolio is some three and a half years, on average.

In addition to the mortgage-backed securities, the Group's available for sale portfolio includes other securities that are backed by assets other than mortgages (obligations in respect of credit cards, car financing credit and other types of credit), in the amount of some NIS 1.5 billion. All these securities are investment grade, of which some 99% are rated "A-" and above, of which 67% are rated "AAA". This portfolio includes, *inter alia,* SCDO's in the amount of some NIS 277 million, and CLO's in the amount of some NIS 1,027 million. The projected term to maturity of the portfolio of securities that are backed by assets other than mortgages is some five years on average.

The Bank estimates, and on the basis of examination according to the above-mentioned criteria, that the decline in the value of the portfolio of securities that are backed by assets other than mortgages is mostly of a temporary nature, and most of the decline in value was therefore charged to the capital fund. As at 30 June 2008, the decline in value charged to the capital fund attributed to the portfolio of securities backed by assets other than mortgages totalled some NIS 209 million (some NIS 132 million after tax).

In addition to the temporary decline in value which was charged to the capital fund, some NIS 92 million was charged during the first half of 2008 to the profit and loss statement in respect of SCDO's in the available for sale portfolio, of which NIS 82 million was in the second quarter of the year. This provision was made on the basis of the criteria mentioned above, even though not a single event of failure had been recorded with respect to the portfolio. Moreover, of the SCDO portfolio, 76% is rated 'AAA' by the world's leading rating agencies, 22.8% is rated 'AA-' or better and 1.2% 'BBB'. Additionally the credit risk in the portfolio is widely spread among more than five hundred borrowers (all of which are companies and not mortgage portfolios), and the weight of the largest borrower is less than 1.2% of the portfolio (some NIS 6 million).

The decision to classify the decline in value in the amount of some NIS 92 million to the profit and loss account as a non-temporary decline in value was based primarily on the decline in value of the SCDO's which took place commencing from the second half of 2007 and continued during the first half of 2008, and on a detailed examination of the ratings of the borrowers in CDS that back the SCDO's in the portfolio.

There was an additional decline of NIS 37 million in the value of the asset-backed securities portfolio (both mortgage-backed and non-mortgage-backed securities) from the end of June 2008 until the end of July 2008.

The following table summarizes the investments in asset-backed securities in the available for sale portfolio as at 30 June 2008:

	Reduced cost	Unrealized profits	Unrealized losses	Balance sheet value (fair value)
	NIS millions			
MBS (mortgage-backed securities)	3,187	12	(48)	3,151
ABS (securities backed by assets which are not mortgages)	1,699	1	(210)	1,490
Of these: CLO	1,170	-	(143)	1,027
Of these: SCDO	341	1	(65)	277
Total	4,886	13	(258)	4,641

Regarding the definitions of asset-backed securities, see pages 84-85 of the 2007 Annual Report.

In addition to the available for sale portfolio, the Bank has two additional portfolios. The Group's held to redemption portfolio includes no investments of this type.

The securities for trading portfolio includes investments in asset-backed securities through portfolio managers in the amount of some NIS 244 million (US$ 73 million), of which some NIS 185 million are invested in mortgage-backed securities and some NIS 59 million are invested in other asset-backed securities. This portfolio includes securities that are backed by sub-prime mortgages in the amount of some NIS 14 million, 80% of which are rated 'AAA' and the balance 'AA'. Any difference which may arise between fair value and the reduced cost is charged to the profit and loss statement.

The Bank also has an off-balance sheet investment in CDS derivatives in the amount of NIS 235 million. A revaluation of these instruments, based on their fair value, was recorded in the profit and loss statement. During the second quarter of 2008, some two thirds of this portfolio was closed at an immaterial loss.

With respect to the investment in CDS, expenses in the amount of some NIS 13 million were recorded in the profit and loss statement during the first half of 2008, of which NIS 4 million was in the second quarter of the year.

Securities Pledge

The Bank is a member of the Stock Exchange Clearing House Ltd. and of the Maof Clearing House Ltd.

As at 30 June 2008, the Bank had pledged debentures amounting to NIS 175 million to the Stock Exchange Clearing House and debentures amounting to NIS 1,324 million to the Maof Clearing House, in order to secure its customers' operations and in respect of the clearing house members' mutual guarantees.

On 23 July 2007, the Bank signed a debenture in favor of the Bank of Israel as security for amounts due or that will be due to the Bank of Israel from the Bank. As collateral for the above, the Bank created a floating charge in favor of the Bank of Israel, unlimited in amount, over debentures deposited in a specific account maintained at the Tel Aviv Stock Exchange Clearing House in the name of the Bank of Israel. The balance of the account as at 30 June 2008 was NIS 6 billion.

As at 30 June 2008, the credits from the Bank of Israel amounted to NIS 3.4 billion, while the balance of the Bank's deposits with the Bank of Israel amounted to NIS 4.6 billion.

The following table sets out the principal investments in shares and mutual funds recorded in the securities item (available for sale portfolio)(1):

	The Bank's share on a consolidated basis in the paid up capital giving the right to receive profits		Value of the investment in the consolidated balance sheet	
	30 June 2008	31 December 2007	**30 June 2008**	31 December 2007
	%		NIS millions	
Migdal Insurance and Financial Holdings Ltd.	**9.85**	9.89	**439**	619
Gibor Sport Ltd.	**4.3**	4.3	**3**	3
Africa Israel Properties Ltd.	**4.0**	4.3	**83**	120
Cellcom Israel Ltd	**2.22**	2.23	**248**	267
Super-Pharm (Israel) Ltd.	**18.0**	18.0	**182**	182
Hot – Cable Communications Systems Ltd.	**14.96**	14.96	**469**	637
Otzar Hityashvuth Hayehudim B.M.	**8.62**	8.64	**67**	95
Bezeq – Israel Communications Company Ltd.	**4.23**	4.23	**675**	754
Union Bank of Israel Ltd.	**6.46**	6.46	**104**	99
Mutual funds	**-**	-	**1,248**	907

(1) See pages 68 to 69 for details of non-banking investments presented on the equity basis.

The following table sets out investments (positions) in shares and mutual funds included in the securities item (available for sale portfolio and portfolio for trading, in NIS millions)

	Balance sheet amount	
	30 June 2008	31 December 2007
Shares with quoted prices	**4,013**	4,383
Shares without quoted prices	**1,338**	972
Total	**5,351**	5,355

Hot - Cable Communications Systems Ltd.

On 4 May 2008, the Bank signed an agreement with Netvision Ltd. ("Netvision") for the sale of a parcel of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot), for a consideration of some NIS 480 million. Approximately two thirds of the consideration will be paid on the date of completion of the transaction, and the remaining approximately one third will be paid, with interest, within 18 months of the date of the completion. To secure the delayed payment, the approximately one third of the shares being sold will be pledged in favor of the Bank, with no additional right of recourse against Netvision.

The estimated after tax net capital gain on the payment of the first part of the consideration (approximately two thirds) is some NIS 30 million, and on payment of the second part of the consideration (approximately a third) – an additional amount of some NIS 15 million.

Completion of the transaction has been postponed until 30 September 2008, and is dependent on the fulfillment of the following conditions precedent:

a) Non-exercise of first refusal rights, regarding the purchase of the shares being sold, by the shareholders of Hot who are entitled thereto.

(b) Receipt of all legally required permits for the purchase of the shares being sold.

Operational Segments in the Group

The Group operates in various operational segments through the Bank and its subsidiaries, in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are defined in accordance with the characteristics determined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is provided in the Annual Report for 2007.

The following table sets out details of the net profit according to operational segments:

Segments	For the three months ending			For the six months ending		
	30 June 2008	30 June 2007	Change	**30 June 2008**	30 June 2007	Change
	NIS millions		%	NIS millions		%
Households	**347**	109	218.3	**515**	471	9.3
Small businesses	**103**	60	71.7	**200**	142	40.8
Corporate banking	**127**	276	(54.0)	**237**	512	(53.7)
Commercial banking	**84**	114	(26.3)	**203**	211	(3.8)
Construction and real estate	**75**	80	(6.3)	**223**	162	37.7
Private banking	**27**	29	(6.9)	**64**	71	(9.9)
Financial management – capital markets and other	**126**	245	(48.6)	**(83)**	261	-
Total	**889**	913	(2.6)	**1,359**	1,830	(25.7)

The following table sets out the net operating profit according to operational segments, after neutralizing special salary expenses:

Segments	For the six months ending 30 June 2008	30 June 2007	Change	Contribution to profit
	NIS millions		%	%
Households	**314**	302	4.0	26.7
Small businesses	**182**	128	42.2	15.4
Corporate banking	**235**	503	(53.3)	19.9
Commercial banking	**195**	207	(5.8)	16.6
Construction and real estate	**223**	162	37.7	18.9
Private banking	**61**	70	(12.9)	5.2
Financial management – capital markets and other	**(32)**	260	-	(2.7)
Total	**1,178**	1,632	(27.8)	100.0

Explanations of the changes in profitability are presented below.

1. Households

The following tables set out a summary of the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas Activities	Total
	For the three months ending 30 June 2008					
	NIS millions					
Profit from net interest income:						
From external sources	**(619)**	**33**	**1**	**667**	**(3)**	**79**
Inter-segmental	**1,118**	**(8)**	**-**	**(540)**	**8**	**578**
Operating and other income:						
From external sources	**167**	**119**	**108**	**29**	**2**	**425**
Inter-segmental	**4**	**57**	**-**	**4**	**-**	**65**
Total income	**670**	**201**	**109**	**160**	**7**	**1,147**
Provisions for doubtful debts	**31**	**4**	**-**	**22**	**6**	**63**
Operating and other expenses:						
External	**625**	**116**	**62**	**51**	**7**	**861**
Inter-segmental	**-**	**1**	**-**	**5**	**-**	**6**
Operating profit (loss) before taxes	**14**	**80**	**47**	**82**	**(6)**	**217**
Tax provision	**(3)**	**27**	**17**	**31**	**-**	**72**
Operating profit (loss) after taxes	**17**	**53**	**30**	**51**	**(6)**	**145**
Profit from extraordinary items after taxes	**-**	**202**	**-**	**-**	**-**	**202**
Net profit (loss)	**17**	**255**	**30**	**51**	**(6)**	**347**

Households (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	(691)	24	1	426	(27)	(267)
Inter-segmental	1,169	(7)	(1)	(335)	37	863
Operating and other income:						
From external sources	153	85	129	29	2	398
Inter-segmental	-	51	-	2	-	53
Total income	631	153	129	122	12	1,047
Provisions for doubtful debts	45	3	-	6	-	54
Operating and other expenses:						
External	601	95	95	45	9	845
Inter-segmental	(1)	1	-	8	-	8
Operating profit (loss) before taxes	(14)	54	34	63	3	140
Tax provision	(20)	17	13	21	(2)	29
Operating profit after taxes	6	37	21	42	5	111
Loss from extraordinary items after taxes	-	-	(2)	-	-	(2)
Net profit	6	37	19	42	5	109

Households (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the six months ending 30 June 2008					
	NIS millions					
Net interest income:						
From external sources	**(1,015)**	**67**	**2**	**1,002**	**(8)**	**48**
Inter-segmental	**2,012**	**(18)**	**(1)**	**(767)**	**19**	**1,245**
Operating and other income:						
From external sources	**340**	**220**	**227**	**60**	**4**	**851**
Inter-segmental	**3**	**113**	**-**	**7**	**-**	**123**
Total income	**1,340**	**382**	**228**	**302**	**15**	**2,267**
Provisions for doubtful debts	**51**	**7**	**-**	**65**	**7**	**130**
Operating and other expenses:						
External	**1,164**	**224**	**142**	**108**	**14**	**1,652**
Inter-segmental	**-**	**2**	**-**	**8**	**-**	**10**
Operating profit (loss) before taxes	**125**	**149**	**86**	**121**	**(6)**	**475**
Provision for taxes	**38**	**48**	**31**	**45**	**-**	**162**
Operating profit (loss) after taxes	**87**	**101**	**55**	**76**	**(6)**	**313**
Profit from extraordinary items after taxes	**-**	**202**	**-**	**-**	**-**	**202**
Net profit (loss)	**87**	**303**	**55**	**76**	**(6)**	**515**
% Return on equity						**27.0%**
Average balance of assets	**15,526**	**5,757**	**75**	**37,458**	**288**	**59,104**
Of which: investments in companies included on the equity basis	**-**	**8**	**-**	**-**	**-**	**8**
Average balance of liabilities	**107,237**	**373**	**-**	**12,079**	**1,026**	**120,715**
Average balance of risk assets	**13,828**	**5,665**	**71**	**31,329**	**287**	**51,180**
Average balance of assets of mutual funds	**-**	**-**	**34,077**	**-**	**-**	**34,077**
Average balance of securities	**-**	**-**	**43,932**	**-**	**140**	**44,072**
Average balance of other assets under management	**217**	**-**	**-**	**7,939**	**-**	**8,156**
Balance of credit to the public	**15,503**	**5,780**	**82**	**38,152**	**295**	**59,812**
Balance of deposits of the public	**104,667**	**19**	**-**	**7,138**	**968**	**112,792**

The following are the data concerning performance regarding new loans granted and re-financed loans for the purchase of residential apartments and pledging of residential apartments:

	First half of 2008	First half of 2007	Change
	NIS millions		%
From Bank funds	**4,164**	3,402	22.4
From Ministry of Finance funds:			
Loans	**130**	161	(19.3)
Standing loans	**4**	3	33.3
Total new loans	**4,298**	3,566	20.5
Refinanced loans	**536**	649	(17.4)
Total performance	**4,834**	4,215	14.7

Households (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the six months ending 30 June 2007					
	NIS millions					
Net interest income:						
From external sources	(1,211)	47	2	683	(15)	(494)
Inter-segmental	2,158	(13)	(2)	(483)	41	1,701
Operating and other income:						
From external sources	313	195	248	63	4	823
Inter-segmental	1	98	-	4	-	103
Total income	1,261	327	248	267	30	2,133
Provisions for doubtful debts	51	7	-	11	-	69
Operating and other expenses:						
External	1,119	217	201	100	15	1,652
Inter-segmental	-	1	-	8	-	9
Operating profit before taxes	91	102	47	148	15	403
Provision for taxes	29	31	18	56	3	137
Operating profit after taxes	62	71	29	92	12	266
Profit from extraordinary items after taxes	-	-	205	-	-	205
Net profit	62	71	234	92	12	471
% Return on equity						26.7%
Average balance of assets	13,490	5,354	77	33,937	934	53,792
Of which: investments in companies included on the equity basis	-	3	-	-	-	3
Average balance of liabilities	107,961	199	-	12,889	2,020	123,069
Average balance of risk assets	11,523	5,468	86	28,295	842	46,214
Average balance of assets of mutual funds	-	-	34,388	-	-	34,388
Average balance of securities	-	-	41,579	-	111	41,690
Average balance of other assets under management	294	-	-	8,136	-	8,430
Balance of credit to the public as of 31 December 2007	15,047	5,558	75	36,590	45	57,315
Balance of deposits of the public as of 31 December 2007	107,962	11	-	7,576	584	116,133

Main Changes in the Scope of Operations

Total credit to the public in the households segment increased by NIS 2,497 million, compared with the end of 2007, an increase of 4.3%. After neutralizing housing loans, credit increased by 4.5% and housing loans increased by 4.3%. Deposits of the public decreased by NIS 3,341 million, a decrease of 2.9% compared with the end of 2007.

Main Changes in Net Profit

In the first half of 2008, net profit in the households segment totaled NIS 515 million, compared with NIS 471 million in the corresponding period in 2007, an increase of 9.3%. Net operating profit amounted to NIS 313 million, an increase of 17.7%. The increase in profit stems mainly from an increase in net interest income in the amount of NIS 86 million and an increase in operating income in the amount of NIS 48 million, total income increased by 6.3%, which was partially offset by an increase in provisions for doubtful debts in the amount of NIS 61 million, mainly at Leumi Mortgage Bank.

2. Small Businesses

The following tables set out a summary of the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 30 June 2008					
	NIS millions					
Profit from net interest income:						
From external sources	**302**	**3**	**1**	**4**	**17**	**327**
Inter-segmental	**(92)**	**(1)**	**(1)**	**(2)**	**(10)**	**(106)**
Operating and other income:						
From external sources	**90**	**13**	**4**	**-**	**4**	**111**
Inter-segmental	**1**	**(8)**	**-**	**-**	**-**	**(7)**
Total income	**301**	**7**	**4**	**2**	**11**	**325**
Provisions for doubtful debts	**10**	**-**	**-**	**-**	**8**	**18**
Operating and other expenses:						
External	**157**	**5**	**2**	**-**	**10**	**174**
Inter-segmental	**-**	**-**	**-**	**-**	**-**	**-**
Operating profit (loss) before taxes	**134**	**2**	**2**	**2**	**(7)**	**133**
Tax provision	**48**	**1**	**1**	**1**	**(3)**	**48**
Operating profit (loss) after taxes	**86**	**1**	**1**	**1**	**(4)**	**85**
Profit from extraordinary items after taxes	**-**	**18**	**-**	**-**	**-**	**18**
Net profit (loss)	**86**	**19**	**1**	**1**	**(4)**	**103**

Small businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	213	5	2	2	34	256
Inter-segmental	(26)	(2)	(1)	(1)	(4)	(34)
Operating and other income:						
From external sources	83	21	5	-	7	116
Inter-segmental	1	(12)	-	-	-	(11)
Total income	271	12	6	1	37	327
Provisions for doubtful debts	10	-	-	-	9	19
Operating and other expenses:						
External	176	10	3	-	31	220
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	85	2	3	1	(3)	88
Tax provision	28	1	1	-	-	30
Operating profit (loss) after taxes	57	1	2	1	(3)	58
Profit (loss) from extraordinary items after taxes	-	-	(1)	-	3	2
Net profit	57	1	1	1	-	60

Small businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the six months ending 30 June 2008					
	NIS millions					
Net interest income:						
From external sources	561	8	3	6	31	609
Inter-segmental	(139)	(3)	(2)	(4)	(17)	(165)
Operating and other income:						
From external sources	180	30	10	-	8	228
Inter-segmental	1	(19)	-	-	-	(18)
Total income	603	16	11	2	22	654
Provisions for doubtful debts	24	-	-	-	8	32
Operating and other expenses:						
External	303	11	4	-	20	338
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	276	5	7	2	(6)	284
Provision for taxes	100	2	2	1	(3)	102
Operating profit (loss) after taxes	176	3	5	1	(3)	182
Profit from extraordinary items after taxes	-	18	-	-	-	18
Net profit (loss)	176	21	5	1	(3)	200
% Return on equity						37.4%
Average balance of assets	16,118	563	125	141	715	17,662
Average balance of liabilities	12,552	838	-	-	566	13,956
Average balance of risk assets	13,122	542	148	132	675	14,619
Average balance of assets of mutual funds	-	-	1,280	-	-	1,280
Average balance of securities	-	-	3,791	-	29	3,820
Average balance of other assets under management	480	-	-	-	-	480
Balance of credit to the public	16,304	588	79	161	775	17,907
Balance of deposits of the public	12,390	-	-	-	522	12,912

Small businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the six months ending 30 June 2007					
	NIS millions					
Net interest income:						
From external sources	411	7	4	3	51	476
Inter-segmental	(36)	(4)	(3)	(2)	(8)	(53)
Operating and other income:						
From external sources	163	30	10	-	13	216
Inter-segmental	1	(19)	-	-	-	(18)
Total income	539	14	11	1	56	621
Provisions for doubtful debts	11	-	-	-	8	19
Operating and other expenses:						
External	334	12	6	-	57	409
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	194	2	5	1	(9)	193
Provision for taxes	71	1	2	-	(1)	73
Operating profit (loss) after taxes	123	1	3	1	(8)	120
Profit from extraordinary items after taxes	-	-	19	-	3	22
Net profit (loss)	123	1	22	1	(5)	142
% Return on equity						30.4%
Average balance of assets	13,726	266	157	95	1,410	15,654
Average balance of liabilities	11,604	722	-	-	1,075	13,401
Average balance of risk assets	10,722	147	183	91	1,195	12,338
Average balance of assets of mutual funds	-	-	1,166	-	-	1,166
Average balance of securities	-	-	4,216	-	152	4,368
Average balance of other assets under management	454	-	-	-	-	454
Balance of credit to the public as of 31 December 2007	15,723	529	182	126	1,169	17,729
Balance of deposits of the public as of 31 December 2007	12,753	-	-	-	1,344	14,097

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 178 million compared with the end of 2007, and total deposits of the public decreased by NIS 1,185 million, a drop of 8.4%, primarily in overseas activities due to the appreciation of the shekel in relation to foreign currencies.

Main Changes in the Net Profit

In the first half of 2008, net profit in the small businesses segment totaled NIS 200 million, compared with NIS 142 million in the corresponding period in 2007. The increase in profit stems mainly from an increase in income of NIS 33 million, and from a reduction of NIS 71

million in operating and other expenses, which was partially offset by an increase in the provisions for doubtful debts in the amount of NIS 13 million.

/

3. Corporate Banking

The following tables set out a summary of the profit and loss of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 30 June 2008				
	NIS millions				
Profit from net interest income:					
From external sources	**603**	**8**	**-**	**62**	**673**
Inter-segmental	**(300)**	**(4)**	**-**	**20**	**(284)**
Operating and other income:					
From external sources	**34**	**55**	**4**	**8**	**101**
Inter-segmental	**1**	**(43)**	**-**	**-**	**(42)**
Total income	**338**	**16**	**4**	**90**	**448**
Provisions for doubtful debts	**99**	**1**	**-**	**-**	**100**
Operating and other expenses:					
External	**75**	**17**	**3**	**40**	**135**
Inter-segmental	**-**	**-**	**-**	**23**	**23**
Operating profit (loss) before taxes	**164**	**(2)**	**1**	**27**	**190**
Tax provision	**58**	**(1)**	**-**	**8**	**65**
Operating profit after taxes	**106**	**(1)**	**1**	**19**	**125**
Profit from extraordinary items after taxes	**-**	**2**	**-**	**-**	**2**
Net profit	**106**	**1**	**1**	**19**	**127**

Corporate Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	542	6	-	68	616
Inter-segmental	(244)	(3)	-	55	(192)
Operating and other income:					
From external sources	29	54	8	13	104
Inter-segmental	-	(33)	-	-	(33)
Total income	327	24	8	136	495
Provisions for doubtful debts	(124)	1	-	-	(123)
Operating and other expenses:					
External	76	24	5	51	156
Inter-segmental	(1)	-	-	31	30
Operating profit (loss) before taxes	376	(1)	3	54	432
Tax provision	140	-	1	14	155
Operating profit (loss) after taxes	236	(1)	2	40	277
Loss from extraordinary items after taxes	-	-	(1)	-	(1)
Net profit (loss)	236	(1)	1	40	276

Corporate Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2008				
	NIS millions				
Net interest income:					
From external sources	1,011	15	-	166	1,192
Inter-segmental	(371)	(7)	-	44	(334)
Operating and other income:					
From external sources	15	97	9	16	137
Inter-segmental	1	(78)	-	-	(77)
Total income	656	27	9	226	918
Provisions for doubtful debts	247	1	-	-	248
Operating and other expenses:					
External	146	31	5	81	263
Inter-segmental	-	-	-	51	51
Operating profit (loss) before taxes	263	(5)	4	94	356
Provision for taxes	92	(1)	1	29	121
Operating profit (loss) after taxes	171	(4)	3	65	235
Profit from extraordinary items after taxes	-	2	-	-	2
Net profit (loss)	171	(2)	3	65	237
% Return on equity					9.6%
Average balance of assets	44,352	362	-	12,243	56,957
Average balance of liabilities	20,795	2,931	-	7,621	31,347
Average balance of risk assets	49,714	326	-	13,316	63,356
Average balance of assets of mutual funds	-	-	599	-	599
Average balance of securities	-	-	66,291	1,304	67,595
Average balance of other assets under management	266	-	-	-	266
Balance of credit to the public	41,565	406	-	10,519	52,490
Balance of deposits of the public	13,908	-	-	6,767	20,675

Corporate Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2007				
	NIS millions				
Net interest income:					
From external sources	1,006	12	-	155	1,173
Inter-segmental	(468)	(5)	-	90	(383)
Operating and other income:					
From external sources	156	88	14	27	285
Inter-segmental	1	(68)	-	-	(67)
Total income	695	27	14	272	1,008
Provisions for doubtful debts	(128)	1	-	-	(127)
Operating and other expenses:					
External	147	30	9	98	284
Inter-segmental	-	-	-	60	60
Operating profit (loss) before taxes	676	(4)	5	114	791
Provision for taxes	255	(1)	2	36	292
Operating profit (loss) after taxes	421	(3)	3	78	499
Profit from extraordinary items after taxes	-	-	13	-	13
Net profit (loss)	421	(3)	16	78	512
% Return on equity					22.4%
Average balance of assets	43,675	285	6	12,914	56,880
Average balance of liabilities	19,814	2,814	-	12,718	35,346
Average balance of risk assets	46,261	254	7	12,812	59,334
Average balance of assets of mutual funds	-	-	388	89	477
Average balance of securities	-	-	61,026	1,420	62,446
Average balance of other assets under management	484	-	-	-	484
Balance of credit to the public as of 31 December 2007	40,007	337	-	12,470	52,814
Balance of deposits of the public as of 31 December 2007	19,386	-	-	8,174	27,560

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased by NIS 324 million compared with the end of 2007, a decrease of 0.6%, and total deposits of the public decreased by NIS 6,885 million, some 25.0%.

Main Changes in Net Profit

In the first half of 2008, net profit in the corporate banking segment totaled NIS 237 million, compared with NIS 512 million during the corresponding period in 2007. The decrease in profit stems mainly from an increase in provisions for doubtful debts of NIS 375 million, mainly due to the restructuring agreement regarding the debts of Tower Semiconductor, as detailed on pages 35 to 36 of the Report.

4. Commercial Banking

The following tables set out a summary of the profit and loss of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2008					
	NIS millions					
Profit from net interest income:						
From external sources	425	2	-	6	30	463
Inter-segmental	(155)	(1)	-	(6)	(20)	(182)
Operating and other income:						
From external sources	69	12	12	-	3	96
Inter-segmental	-	(8)	-	-	-	(8)
Total income	339	5	12	-	13	369
Provisions for doubtful debts	95	-	-	(2)	20	113
Operating and other expenses:						
External	119	3	7	-	9	138
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	125	2	5	2	(16)	118
Tax provision	43	1	2	1	(5)	42
Operating profit (loss) after taxes	82	1	3	1	(11)	76
Group's share of profits of companies included on the equity basis	-	-	-	-	-	-
Operating profit (loss)	82	1	3	1	(11)	76
Profit from extraordinary items after taxes	-	8	-	-	-	8
Net profit (loss)	82	9	3	1	(11)	84

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2007					
	NIS millions					
Profit from net interest income:						
From external sources	344	1	-	5	52	402
Inter-segmental	(95)	-	-	(4)	(33)	(132)
Operating and other income:						
From external sources	67	14	27	-	1	109
Inter-segmental	-	(8)	-	-	-	(8)
Total income	316	7	27	1	20	371
Provisions for doubtful debts	64	(1)	-	-	(1)	62
Operating and other expenses:						
External	102	8	12	-	9	131
Inter-segmental	-	-	-	-	-	-
Operating profit before taxes	150	-	15	1	12	178
Tax provision	56	-	5	1	2	64
Net profit	94	-	10	-	10	114

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2008					
	NIS millions					
Net interest income:						
From external sources	806	4	1	10	72	893
Inter-segmental	(256)	(2)	(2)	(8)	(52)	(320)
Operating and other income:						
From external sources	136	24	25	-	5	190
Inter-segmental	-	(16)	-	-	-	(16)
Total income	686	10	24	2	25	747
Provisions for doubtful debts	128	-	-	(2)	21	147
Operating and other expenses:						
External	255	7	15	1	18	296
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	303	3	9	3	(14)	304
Provision for taxes	109	1	3	1	(4)	110
Operating profit (loss) after taxes	194	2	6	2	(10)	194
Group's share of profits of companies included on the equity basis	-	1	-	-	-	1
Operating profit (loss)	194	3	6	2	(10)	195
Profit from extraordinary items after taxes	-	8	-	-	-	8
Net profit (loss)	194	11	6	2	(10)	203
% Return on equity						15.0%
Average balance of assets	34,083	284	31	324	2,627	37,349
Of which: investments in companies included on the equity basis	-	7	-	-	-	7
Average balance of liabilities	21,437	710	-	97	870	23,114
Average balance of risk assets	32,084	305	30	304	2,525	35,248
Average balance of assets of mutual funds	-	-	2,796	-	-	2,796
Average balance of securities	-	-	40,368	-	57	40,425
Average balance of other assets under management	1,038	-	-	-	-	1,038
Balance of credit to the public	33,363	286	33	365	2,566	36,613
Balance of deposits of the public	18,602	-	-	64	836	19,502

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2007					
	NIS millions					
Net interest income:						
From external sources	686	3	1	8	64	762
Inter-segmental	(181)	(1)	(1)	(6)	(42)	(231)
Operating and other income:						
From external sources	133	22	30	-	3	188
Inter-segmental	-	(15)	-	-	-	(15)
Total income	638	9	30	2	25	704
Provisions for doubtful debts	77	-	-	-	(1)	76
Operating and other expenses:						
External	261	9	21	1	17	309
Inter-segmental	-	-	-	-	-	-
Operating profit before taxes	300	-	9	1	9	319
Provision for taxes	114	-	3	1	1	119
Operating profit after taxes	186	-	6	-	8	200
Profit from extraordinary items after taxes	-	-	11	-	-	11
Net profit	186	-	17	-	8	211
% Return on equity						16.2%
Average balance of assets	32,460	158	49	289	2,192	35,148
Of this: investments in companies included on the equity basis	-	10	-	-	-	10
Average balance of liabilities	19,105	638	-	101	894	20,738
Average balance of risk assets	30,666	102	57	240	2,361	33,426
Average balance of assets of mutual funds	-	-	2,610	-	-	2,610
Average balance of securities	-	-	37,149	-	-	37,149
Average balance of other assets under management	1,254	-	-	-	-	1,254
Balance of credit to the public as of 31 December 2007	33,772	273	14	294	2,390	36,743
Balance of deposits of the public as of 31 December 2007	21,398	-	-	54	899	22,351

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased by NIS 130 million, 0.4% as compared with the end of 2007, and total deposits of the public decreased 12.7%, by NIS 2,849 million.

Main Changes in Net Profit

In the first half of 2008, net profit in the commercial banking segment totaled NIS 203 million, compared with NIS 211 million during the corresponding period in 2007, a decrease of 3.8%. The decrease in profit stems from an increase in provisions for doubtful debts of NIS 71 million, which was partially offset by an increase in income of NIS 43 million, and from a reduction in operating expenses in the amount of NIS 13 million.

This segment's net operating profit after tax in the Bank's activity in Israel increased by 6.8%.

5. **Construction and Real-Estate**

The following tables set out a summary of the profit and loss of the construction and real estate segment:

	Banking and finance in Israel	Capital market	Overseas activities		Total
			Capital Market	Banking and finance	
	For the three months ending 30 June 2008				
	NIS millions				
Profit from net interest income:					
From external sources	**432**	**-**	**-**	**39**	**471**
Inter-segmental	**(285)**	**-**	**-**	**(18)**	**(303)**
Operating and other income:					
From external sources	**8**	**2**	**1**	**3**	**14**
Inter-segmental	**-**	**-**	**-**	**-**	**-**
Total income	**155**	**2**	**1**	**24**	**182**
Provisions for doubtful debts	**34**	**-**	**-**	**(1)**	**33**
Operating and other expenses:					
External	**21**	**-**	**-**	**11**	**32**
Inter-segmental	**-**	**-**	**-**	**2**	**2**
Operating profit before taxes	**100**	**2**	**1**	**12**	**115**
Tax provision	**36**	**1**	**1**	**2**	**40**
Net profit	**64**	**1**	**-**	**10**	**75**

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 30 June 2007			
	NIS millions			
Profit from net interest income:				
From external sources	355	-	37	392
Inter-segmental	(216)	-	(8)	(224)
Operating and other income:				
From external sources	10	2	3	15
Inter-segmental	-	-	-	-
Total income	149	2	32	183
Provisions for doubtful debts	19	-	-	19
Operating and other expenses:				
External	24	-	12	36
Inter-segmental	-	-	3	3
Operating profit before taxes	106	2	17	125
Tax provision	40	1	4	45
Net profit	66	1	13	80

Construction and real estate (cont.)

	Banking and finance in Israel	Capital market	Overseas activities Capital Market	Overseas activities Banking and finance	Total
	For the six months ending 30 June 2008				
	NIS millions				
Profit from net interest income:					
From external sources	873	-	-	77	950
Inter-segmental	(498)	-	-	(36)	(534)
Operating and other income:					
From external sources	22	2	2	5	31
Inter-segmental	-	-	-	-	-
Total income	397	2	2	46	447
Provisions for doubtful debts	32	-	-	(1)	31
Operating and other expenses:					
External	42	-	-	21	63
Inter-segmental	-	-	-	4	4
Operating profit before taxes	323	2	2	22	349
Tax provision	118	1	1	6	126
Net profit	205	1	1	16	223
% Return on equity					17.7%

Average balance of assets	23,264	1	-	2,950	26,215
Average balance of liabilities	3,707	-	-	1,558	5,265
Average balance of risk assets	30,345	1	-	2,696	33,042
Average balance of assets of mutual funds	-	160	-	-	160
Average balance of securities	-	11,864	1,653	-	13,517
Average balance of other assets under management	31	-	-	-	31
Balance of credit to the public	23,334	-	-	2,950	26,284
Balance of deposits of the public	3,958	-	-	1,322	5,280

Construction and real estate (cont.)

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the six months ending 30 June 2007			
	NIS millions			
Net interest income:				
From external sources	626	-	66	692
Inter-segmental	(366)	-	(18)	(384)
Operating and other income:				
From external sources	21	3	6	30
Inter-segmental	-	-	-	-
Total income	281	3	54	338
Provisions for doubtful debts	9	-	-	9
Operating and other expenses:				
External	45	1	21	67
Inter-segmental	-	-	5	5
Operating profit before taxes	227	2	28	257
Provision for taxes	87	1	8	96
Operating profit after taxes	140	1	20	161
Profit from extraordinary items after taxes	-	1	-	1
Net profit	140	2	20	162
% Return on equity				14.2%
Average balance of assets	21,758	1	2,618	24,377
Average balance of liabilities	3,015	-	1,837	4,852
Average balance of risk assets	26,601	2	2,436	29,039
Average balance of assets of mutual funds	-	66	1	67
Average balance of securities	-	15,162	1,041	16,203
Average balance of other assets under management	206	-	-	206
Balance of credit to the public as of 31 December 2007	22,623	1	2,890	25,514
Balance of deposits of the public as of 31 December 2007	2,992	-	1,797	4,789

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 770 million, 3.0% compared with the end of 2007, and total deposits of the public increased 10.3%, by NIS 491 million.

Main Changes in Net Profit

In the first half of 2008, net profit in the construction and real estate segment totaled NIS 223 million, compared with NIS 162 million in the corresponding period in 2007 - an increase of 37.7%. The increase in profit stems mainly from an increase of NIS 108 million in net interest income before provisions for doubtful debts, arising mainly from the collection of interest in respect of which provisions were previously made. The source of

the increase in net profit is the contribution of the activity segment in Israel.

6. Private Banking

The following tables set out a summary of the profit and loss of private banking:

	Banking and finance	Credit cards	Capital market	Overseas Activities Capital Market	Overseas Activities Banking and finance	Total
	For the three months ending 30 June 2008					
	NIS millions					
Profit from net interest income:						
From external sources	**(182)**	-	-	-	**1**	**(181)**
Inter-segmental	**217**	-	-	-	**59**	**276**
Operating and other income:						
From external sources	**9**	**1**	**28**	**28**	**25**	**91**
Inter-segmental	**1**	-	-	-	**3**	**4**
Total income	**45**	**1**	**28**	**28**	**88**	**190**
Provision for doubtful debts	-	-	-	-	-	-
Operating and other expenses:						
External	**48**	**1**	**9**	**20**	**64**	**142**
Inter-segmental	-	-	-	-	**14**	**14**
Operating profit (loss) before taxes	**(3)**	-	**19**	**8**	**10**	**34**
Provision for taxes	**(2)**	-	**7**	**2**	**3**	**10**
Operating profit (loss) after taxes	**(1)**	-	**12**	**6**	**7**	**24**
Minority interests in profits of consolidated companies	-	-	-	-	-	-
Net operating profit (loss)	**(1)**	-	**12**	**6**	**7**	**24**
Profit from extraordinary items after taxes	-	**3**	-	-	-	**3**
Net profit (loss)	**(1)**	**3**	**12**	**6**	**7**	**27**

Private Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 30 June 2007				
	NIS millions				
Profit from net interest income:					
From external sources	(337)	-	-	(90)	(427)
Inter-segmental	377	-	-	143	520
Operating and other income:					
From external sources	11	-	29	76	116
Inter-segmental	1	-	-	3	4
Total income	52	-	29	132	213
Provisions for doubtful debts	-	-	-	-	-
Operating and other expenses:					
External	41	1	15	93	150
Inter-segmental	-	-	-	18	18
Operating profit (loss) before taxes	11	(1)	14	21	45
Provision for taxes	1	-	6	8	15
Operating profit (loss) after taxes	10	(1)	8	13	30
Minority interests in profits of consolidated companies	-	-	-	(1)	(1)
Net profit (loss)	10	(1)	8	12	29

Private Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas Activities: Capital Market	Overseas Activities: Banking and finance	Total
	For the six months ending 30 June 2008					
	NIS millions					
Profit from net interest income:						
From external sources	**(289)**	**-**	**-**	**-**	**(24)**	**(313)**
Inter-segmental	**363**	**-**	**-**	**-**	**147**	**510**
Operating and other income:						
From external sources	**19**	**1**	**59**	**72**	**58**	**209**
Inter-segmental	**1**	**-**	**-**	**-**	**7**	**8**
Total income	**94**	**1**	**59**	**72**	**188**	**414**
Provision for doubtful debts	**-**	**-**	**-**	**-**	**-**	**-**
Operating and other expenses:						
External	**88**	**1**	**22**	**43**	**134**	**288**
Inter-segmental	**1**	**-**	**-**	**1**	**30**	**32**
Operating profit before taxes	**5**	**-**	**37**	**28**	**24**	**94**
Provision for taxes	**-**	**-**	**14**	**10**	**8**	**32**
Operating profit after taxes	**5**	**-**	**23**	**18**	**16**	**62**
Minority interests in profits of consolidated companies	**-**	**-**	**-**	**-**	**(1)**	**(1)**
Net operating profit	**5**	**-**	**23**	**18**	**15**	**61**
Profit from extraordinary items after taxes	**-**	**3**	**-**	**-**	**-**	**3**
Net profit	**5**	**3**	**23**	**18**	**15**	**64**
% Return on equity						**22.7%**
Average balance of assets	**1,661**	**49**	**-**	**-**	**8,452**	**10,162**
Average balance of liabilities	**23,689**	**-**	**-**	**-**	**16,258**	**39,947**
Average balance of risk assets	**1,115**	**49**	**-**	**-**	**6,312**	**7,476**
Average balance of assets of mutual funds	**-**	**-**	**3,178**	**1,956**	**-**	**5,134**
Average balance of securities	**-**	**-**	**29,711**	**34,810**	**-**	**64,521**
Average balance of other assets under management	**309**	**-**	**-**	**-**	**-**	**309**
Balance of credit to the public	**1,448**	**48**	**-**	**-**	**4,855**	**6,351**
Balance of deposits of the public	**22,180**	**-**	**-**	**-**	**14,033**	**36,213**

Private Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2007				
	NIS millions				
Net interest income:					
From external sources	(569)	-	-	(111)	(680)
Inter-segmental	651	-	-	227	878
Operating and other income:					
From external sources	22	-	58	148	228
Inter-segmental	1	-	-	7	8
Total income	105	-	58	271	434
Provisions for doubtful debts	1	-	-	-	1
Operating and other expenses:					
External	87	1	30	174	292
Inter-segmental	-	-	-	35	35
Operating profit (loss) before taxes	17	(1)	28	62	106
Provision for taxes	4	-	11	21	36
Operating profit (loss) after taxes	13	(1)	17	41	70
Minority interests in profits of consolidated companies	-	-	-	(3)	(3)
Profit (loss) from extraordinary items	13	(1)	17	38	67
Profit from extraordinary items after taxes	-	-	4	-	4
Net profit (loss)	13	(1)	21	38	71
% Return on equity					33.9%
Average balance of assets	1,623	20	-	7,356	8,999
Average balance of liabilities	25,871	-	-	15,251	41,122
Average balance of risk assets	1,181	6	-	4,386	5,573
Average balance of assets of mutual funds	-	-	3,312	2,272	5,584
Average balance of securities	-	-	27,618	36,437	64,055
Average balance of other assets under management	444	-	-	-	444
Balance of credit to the public as of 31 December 2007	1,600	48	-	5,490	7,138
Balance of deposits of the public as of 31 December 2007	24,548	-	-	16,368	40,916

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased by NIS 787 million, 11.0% compared with the end of 2007, and total deposits of the public decreased 11.5%, by NIS 4,703 million. The average balance of securities portfolios amounted to NIS 70 billion, similar to the average balance during

the corresponding period in 2007, despite the appreciation of the shekel in relation to foreign currencies.

Main Changes in Net Profit

In the first half of 2008, net profit in the private banking segment totaled NIS 64 million, compared with NIS 71 million to the corresponding period in 2007, a decrease of 9.9%. The decrease in profit arises mainly from activities of the segment overseas, as a result of the appreciation of the shekel in relation to foreign currencies.

7. Financial Management – Capital Markets

In the first half of 2008, the loss in the financial management segment totaled NIS 49 million, compared with a profit of NIS 257 million in the corresponding period in 2007. The change in profit stems from:

- A decrease in income in the amount of NIS 245 million, of which NIS 147 million derives from a decrease in income from nostro activities in debentures, and also a decrease in income from the sale of shares available for sale in the amount of NIS 67 million.

- An increase in operating and other expenses in the amount of NIS 300 million, mainly from pension and severance expenses in respect of previous years in the amount of some NIS 211 million, which are not attributed to other segments.

- An increase in the Group's share of the profits of companies included on the equity basis from NIS 82 million to NIS 267 million.

Companies Included on the Equity Basis (Non-Banking) – (presented in the Financial Management Sector)

This includes the operating results of the Group's non-banking (real) investments.

The Leumi Group's total investments in companies included on the equity basis was NIS 1,895 million on 30 June 2008, compared with NIS 1,873 million on 31 December 2007.

	Book value (in NIS millions)			Market value (in NIS millions)	
	30 June 2008	31 December 2007	% change	**30 June 2008**	31 December 2007
The Israel Corporation Ltd.	**1,246**	1,138	9.5	**7,180**	5,613
Paz Oil Company Ltd.	**471**	560	(15.9)	**862**	920
Others	**178**	175	1.7	**-**	-
Total	**1,895**	1,873	1.2	**8,042**	6,533

The contribution to Group profit of the companies included on the equity basis in the first half of 2008 amounted to NIS 280 million, compared with NIS 84 million in the corresponding period in 2007.

The following table shows the companies' contribution to the Group's net profit (in NIS millions):

	For the six months ending 30 June		
	2008	2007	% change
The Israel Corporation Ltd.	**197**	59	233.9
Paz Oil Company Ltd.	**71**	20	255.0
Others	**12**	5	140.0
	280	84	233.3

The Israel Corporation Ltd. – Restrictions in the Permit for Control of Oil Refineries Ltd. (ORL)

The control permit for ORL, which was granted to the Israel Corporation Ltd. (the "Israel Corporation"), contains certain restrictions on the Bank with respect to directors serving on behalf of the Bank in the Israel Corporation. The purpose of the restrictions is the maintenance of "Chinese walls" between ORL and the Ashdod Oil Refinery Ltd. ("AOR"), for so long as: the Israel Corporation controls ORL and Paz Oil Company Ltd. ("Paz") controls AOR; and the Bank has the right or the ability to appoint, to recommend or to otherwise influence the appointment of a director of the Israel Corporation and of Paz.

Paz Oil Company Ltd.

Leumi Real Holdings Ltd. holds 15.72% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors.

Following the Israel Corporation's purchase of the control of ORL, the Government Companies Authority examined the possibility of amending the control permit of the AOR, which was granted to the controlling shareholders of Paz.

In a letter dated 16 September 2007, the Government Companies Authority announced that:

"In light of the Immediate Reports filed by Bank Leumi le-Israel on 5 July 2007 and 22 August 2007, regarding its intention to attempt to sell its holdings in Paz Oil Company Ltd. ("Paz") further to the notice of the Bank of Israel of 3 July 2007 and the timetable set out therein, the Government Companies Authority has decided, at this stage, to suspend the amendment of the control permit of AOR granted to Paz on 27 September 2006."

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "non-banking holding corporation") (a corporation whose capital exceeds some NIS 1,831 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The Paz financial statements for the first half of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital in the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had already been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of

Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. Therefore, according to the Bank of Israel's position, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation, by 30 June 2009. Following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends to attempt to sell its holdings in Paz (15.72% of the share capital and voting rights – 15.31% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

Migdal Insurance and Financial Holdings Ltd.

The Bank holds 9.85% of the issued and paid-up share capital of Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings") (9.74%, fully diluted), the controlling shareholder of Migdal Insurance Company Ltd.

According to the Bank of Israel's interpretation of the Banking (Licensing) Law, with which the Bank disagrees, the Bank is also required to sell the holdings in Migdal Holdings, which, pursuant to the said law, is considered a "non-banking holding corporation".

It should be noted that pursuant to legislation enacted following the capital market reform, the Bank may hold 5% of the share capital of an insurance company, and 10% of the share capital of a corporation that controls an insurance company.

The Supervisor of Banks has granted a permit to the Bank to hold holdings in Migdal Holdings until 31 December 2008. In addition, the Supervisor has noted in said permit that that should a memorandum for the amendment of the Banking (Licensing) Law be submitted by said date, whereunder an insurance company will be excluded from the definition of a "real (non-banking) holding corporation", his position in this regard will be reconsidered.

8. **Others** - this segment includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity includes primarily: part of the operations of the companies that are not allocated to other segments.

During the first half of 2008 the loss in the "Others" segment amounted to NIS 34 million, compared with a loss of NIS 4 million in the corresponding period in 2007.

The following table sets out details of the main changes, in NIS millions:

	For the six months ending 30 June		
	2008	2007	Change in amount
Profit (loss) from extraordinary items	**(1)**	3	(4)
From operating activity at the Bank	**5**	23	(18)
Leumi & Co.	**19**	11	8
Other companies in Israel	**(4)**	(5)	1
Overseas companies	**(11)**	13	(24)
Tax adjustments [(1)]	**(42)**	(41)	(1)
Total	**(34)**	4	(38)

(1) Tax differentials between tax calculations in the segments and the effective tax in the Consolidated Report.

Activities in Products

A. Capital market activities - The Group's activities in the capital market include investment counseling activity, including counseling in relation to supplementary training funds, brokerage in the securities and financial instruments market, including activity carried out through the foreign currency and Israeli and foreign securities dealing rooms, brokerage and custody services, and banking and financial services for entities active in the capital market. A company included on the equity basis of Leumi & Co. Investment House Ltd. engages in underwriting and the distribution of private and public offerings.

The following tables set out details of the operations in the capital market in Israel as presented in the various operational segments:

	House-Holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Financial manage-ment and Others	Overseas activities	Total
	For the three months ending 30 June 2008								
	NIS millions								
Profit from net interest income	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1**
Operating and other income	**108**	**28**	**4**	**12**	**4**	**2**	**30**	**35**	**223**
Total income	**109**	**28**	**4**	**12**	**4**	**2**	**30**	**35**	**224**
Operating and other expenses	**62**	**9**	**2**	**7**	**3**	**-**	**10**	**34**	**127**
Operating profit before taxes	**47**	**19**	**2**	**5**	**1**	**2**	**20**	**1**	**97**
Net profit	**30**	**12**	**1**	**3**	**1**	**1**	**14**	**2**	**64**

	House-Holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Overseas activities	Total
	For the three months ending 30 June 2007							
	NIS millions							
Profit from net interest income	-	-	1	-	-	-	-	1
Operating and other income	129	29	5	27	8	2	33	233
Total income	129	29	6	27	8	2	33	234
Operating and other expenses	95	15	3	12	5	-	21	151
Operating profit before taxes	34	14	3	15	3	2	12	83
Operating profit after taxes	21	8	2	10	2	1	7	51
Loss from extraordinary items after taxes	(2)	-	(1)	-	(1)	-	-	(4)
Net profit	19	8	1	10	1	1	7	47

	House-Holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Financial management and Others	Overseas activities	Total
	For the six months ending 30 June 2008								
	NIS millions								
Profit (loss) from net interest income	**1**	**-**	**1**	**(1)**	**-**	**-**	**-**	**-**	**1**
Operating and other income	**227**	**59**	**10**	**25**	**9**	**2**	**53**	**80**	**465**
Total income	**228**	**59**	**11**	**24**	**9**	**2**	**53**	**80**	**466**
Operating and other expenses	**142**	**22**	**4**	**15**	**5**	**-**	**19**	**64**	**271**
Operating profit before taxes	**86**	**37**	**7**	**9**	**4**	**2**	**34**	**16**	**195**
Net profit	**55**	**23**	**5**	**6**	**3**	**1**	**23**	**11**	**127**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Financial management and Other	Total
	For the six months ending on 30 June 2007							
	NIS millions							
Profit from net interest income	-	-	1	-	-	-	-	1
Operating and other income	248	58	10	30	14	3	95	458
Total income	248	58	11	30	14	3	95	459
Operating and other expenses	201	30	6	21	9	1	31	299
Operating profit before taxes	47	28	5	9	5	2	64	160
Operating profit after taxes	29	17	3	6	3	1	39	98
Profit from extraordinary items after taxes	205	4	19	11	13	1	-	253
Net profit	234	21	22	17	16	2	39	351

The following table sets out details of income from distribution commissions and management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	First half	
	2008	2007
Mutual funds	**69**	81
Provident funds	**6**	14
Supplementary training funds	**-**	16
Total	**75**	111

In the first half of 2008, net operating profit after taxes from capital market operations amounted to NIS 127 million, compared with NIS 98 million in the corresponding period in 2007, an increase of 29.5%.

B. Credit Cards - Leumi Card

This activity includes mainly the issuance of credit cards to private customers and providing acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first half of the year with a net profit of NIS 82 million, compared with NIS 43 million in the corresponding period in 2007.

During the first half of 2008, the volume of activity of Leumi Card card holders increased by 15%, and that of businesses by 16%, compared with the activity during the corresponding period in 2007. The number of issued cards increased by some 5% in the first half of 2008, as compared with the corresponding period in 2007.

The following tables set out details of the credit card activity as presented in the various operational segments:

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 June 2008					
	NIS millions					
Profit from net interest income	**25**	**-**	**2**	**1**	**4**	**32**
Operating and other income	**176**	**1**	**5**	**4**	**12**	**198**
Total income	**201**	**1**	**7**	**5**	**16**	**230**
Provisions for doubtful debts	**4**	**-**	**-**	**-**	**1**	**5**
Operating and other expenses	**117**	**1**	**5**	**3**	**17**	**143**
Operating profit (loss) before taxes	**80**	**-**	**2**	**2**	**(2)**	**82**
Operating profit (loss) after taxes	**53**	**-**	**1**	**1**	**(1)**	**54**
Profit from extraordinary items	**202**	**3**	**18**	**8**	**2**	**233**
Net profit	**255**	**3**	**19**	**9**	**1**	**287**

	House-holds	Private Banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 June 2007					
	NIS millions					
Profit from net interest income	17	-	3	1	3	24
Operating and other income	136	-	9	6	21	172
Total income	153	-	12	7	24	196
Provisions for doubtful debts	3	-	-	(1)	1	3
Operating and other expenses	96	1	10	8	24	139
Operating profit (loss) before taxes	54	(1)	2	-	(1)	54
Net profit (loss)	37	(1)	1	-	(1)	36

	House-holds	Private Banking	Small businesses	Commercial banking	Corporate banking	Total
	For the six months ending on 30 June 2008					
	NIS millions					
Profit from net interest income	**49**	**-**	**5**	**2**	**8**	**64**
Operating and other income	**333**	**1**	**11**	**8**	**19**	**372**
Total income	**382**	**1**	**16**	**10**	**27**	**436**
Provisions for doubtful debts	**7**	**-**	**-**	**-**	**1**	**8**
Operating and other expenses	**226**	**1**	**11**	**7**	**31**	**276**
Operating profit (loss) before taxes	**149**	**-**	**5**	**3**	**(5)**	**152**
Operating profit (loss) after taxes	**101**	**-**	**3**	**2**	**(4)**	**102**
Group's share of profits of companies included on the equity basis, net	**-**	**-**	**-**	**1**	**-**	**1**
Profit from extraordinary items	**202**	**3**	**18**	**8**	**2**	**233**
Net profit (loss)	**303**	**3**	**21**	**11**	**(2)**	**336**

	House-holds	Private Banking	Small businesses	Commercial banking	Corporate banking	Total
	For the six months ending on 30 June 2007					
	NIS millions					
Profit from net interest income	34	-	3	2	7	46
Operating and other income	293	-	11	7	20	331
Total income	327	-	14	9	27	377
Provisions for doubtful debts	7	-	-	-	1	8
Operating and other expenses	218	1	12	9	30	270
Operating profit (loss) before taxes	102	(1)	2	-	(4)	99
Net profit (loss)	71	(1)	1	-	(3)	68

In the first half of 2008, net operating profit from credit card operations amounted to NIS 103 million, compared with NIS 68 million during the corresponding period in 2007, an increase of 51.5%.

Allotment of Leumi Card shares to Canit – Investment and Finance Management Ltd. ("Canit")

On 21 May 2008, the Boards of Directors of the Bank and of Leumi Financial Holdings Ltd. resolved to approve a transaction, pursuant to which Leumi Card would allot to Canit shares of Leumi Card constituting 20% of the issued and paid-up share capital of Leumi Card, for consideration of NIS 360 million to be paid to Leumi Card. On 26 May 2008, this transaction was executed and completed and the consideration was transferred to Leumi Card.

Canit was granted regular minority protection rights as part of the transaction, and the right to appoint two directors. In addition, Leumi Financial Holdings Ltd. (a subsidiary of the Bank and the sole shareholder of Leumi Card) received various rights which are regularly granted upon a sale or the introduction of a partner.

The net profit to the Bank arising from the said allotment is some NIS 234 million.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	First half			First half		
	2008(1)	2007(1)	Change	**2008**(2)	2007(2)	Change
	NIS millions		%	NIS millions		%
The Bank	**650**	1,080	(39.8)	**956**	1,045	(8.5)
Consolidated companies in Israel (3)	**312**	257	21.4	**312**	257	21.4
Overseas consolidated companies (4)	**(50)**	173	-	**(356)**	208	-
Non-banking companies (3)	**199**	61	226.2	**199**	61	226.2
Net operating profit	**1,111**	1,571	(29.3)	**1,111**	1,571	(29.3)
Overseas subsidiaries' profit, in nominal terms (US$ millions) (5)	**41.2**	40.1	2.7	**41.2**	40.1	2.7

(1) Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.
(2) According to the financial statements (not including translation adjustments for the financing sources at the Bank).
(3) The non-banking holdings of the Israeli companies were included in the data of the consolidated companies in Israel.
(4) After certain adjustments to Israeli accounting principles.
(5) As reported by the overseas subsidiaries, including overseas branches and minority interests.

The following are the main changes in the contribution of the profit centers (after translation adjustments):

- The decrease in net operating profit at the Bank derived mainly from an increase in the provisions for doubtful debts, a decrease in operating and other income and from an increase in salary expenses, which was partially offset by an increase in net interest income.

- The increase in net operating profit of consolidated companies in Israel derives mainly from an increase in the profit of Leumi Real Holdings, Leumi Card and Leumi Leasing and Investments.

- The decrease in the profit of overseas subsidiaries derives mainly from the increase in the negative exchange rate differentials in respect of overseas investments, which were partially offset by the improvement in the profitability of the foreign subsidiaries.

The overseas subsidiaries' operating profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 41.2 million, an increase of US$ 1.1 million compared with the corresponding period in 2007. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, and following attributing adjustments from translation of financing sources as detailed above, totaled a loss of NIS 50 million, compared with a profit of NIS 173 million in the corresponding period in 2007. Excluding the effect of exchange rate differentials in respect of the cost of financing sources, net, the loss of the overseas subsidiaries amounted to NIS 356 million, as compared with a profit of NIS 208 million in the corresponding period in 2007, a decrease of NIS 564 million, deriving mainly from negative exchange rate differentials in respect of the overseas investments due to the appreciation of the shekel in relation to the foreign currencies.

Activities of Major Subsidiaries and Affiliates

General

The Leumi Group operates in Israel and abroad through subsidiaries which are banks, a mortgage bank, finance companies and financial service companies. The Group also invests in non-banking companies operating in the fields of insurance, infrastructure and real estate.

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 5,579 million on 30 June 2008, compared with NIS 5,201 million on 31 December 2007. The contribution to net profit during the first half of 2008 was NIS 329 million, compared with NIS 257 million in the corresponding period in 2007, an increase of 28.2%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's investment		Contribution to Group's profit [(1)]		
	For the period ending 30 June				
	2008	2007	**2008**	2007	Change
	%		NIS millions		%
Leumi Mortgage Bank	**5.9**	9.2	**58.8**	81.1	(27.5)
Arab Israel Bank	**30.1**	30.0	**47.5**	47.0	1.1
Leumi Card	**95.7**	110.7	**82.0**	42.6	92.5
Leumi & Co. Investment House [(2)]	**11.4**	13.6	**23.0**	15.7	46.5
Leumi Securities and Investments (previously Psagot-Ofek Investment House)	**4.8**	3.1	**1.0**	12.5	(92.0)
Leumi Real Holdings[(2)]	**29.3**	7.8	**71.6**	18.8	280.9
Leumi Leasing and Investments	**7.6**	3.7	**30.4**	14.1	115.6
Others	**3.4**	2.9	**14.7**	24.9	(41.0)
Total consolidated subsidiaries in Israel	**12.9**	8.3	**329.0**	256.7	28.2

(1) The profit presented is according to the Group's share in the results.
(2) Including the profit and/or loss of companies included on the equity basis.

Arab Israel Bank Ltd.

According to a Bank of Israel audit report, dated 15 July 2008, dealing with the prohibition against money laundering, *prima facie* defects were found in compliance with the various statutory provisions dealing with the prohibition against money laundering and the financing of terrorism. In the letter accompanying the audit report, the Bank of Israel notified the Arab-Israel Bank that it would, at a later date, transmit to the Arab-Israel Bank notice of a request to impose a financial sanction pursuant to section 14(a) of the Prohibition of Money-Laundering Law, 2000.

At this stage, at which the Arab Israel Bank has not yet responded to the audit report, it is not possible to estimate the size of the financial sanction (if indeed the request is submitted and if a financial sanction is imposed.)

Leumi & Co. Investment House Ltd. (Leumi & Co.)

Since 1 July 2007, Leumi & Co. has held 19.99% of the capital and voting rights of Psagot – Leumi & Co. Underwriting Ltd., with the balance of that company's capital and voting rights being held by Psagot Investment House Ltd. In July 2008, Psagot Investment House Ltd. announced its decision to leave the underwriting field. Leumi & Co. is in contact with Psagot Investment House Ltd. regarding the continued activity of Psagot – Leumi & Co. Underwriting Ltd. and its ownership in light of this decision, and it is considering the manner of its continued involvement in the underwriting field.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,066 million on 30 June 2008, compared with NIS 4,409 million on 31 December 2007.

During the period first half of 2008, the contribution of the overseas consolidated subsidiaries to the net profit of the Group, as reported in shekels and after offsetting translation adjustments, amounted to a loss of NIS 51 million, compared with a profit of NIS 175 million in the corresponding period in 2007, as detailed below.

	First Half	
	2008	2007
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**109**	164
Exchange rate differentials on the investment	**(466)**	46
Total	**(357)**	210
Exchange rate differentials on the net cost of financing sources, after taxes	**306**	(35)
Total contribution of the subsidiaries (after offsetting net financing sources)	**(51)**	175

The following table sets out the contribution of the principal overseas consolidated companies to the net profit of the Group:

	Return on the Group's investment		Contribution to the Group's profit(*)		
	For the period ending 30 June				
	2008	2007	**2008**	2007	Change
	%		NIS millions		%
Leumi USA (BLC)	-	9.2	**(37.9)**	105.2	-
Leumi UK	-	13.7	**(2.8)**	49.7	-
Leumi Switzerland	-	2.7	**(1.9)**	8.1	-
Leumi Luxembourg	-	11.5	**(4.0)**	6.8	-
Leumi Re	**12.7**	25.3	**6.4**	11.9	(46.2)
Leumi Romania	-	-	**(5.9)**	(10.8)	-
Others	-	6.0	**(4.8)**	4.5	-
Total overseas consolidated subsidiaries	-	8.3	**(50.9)**	175.4	-

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes, in the amount of NIS 306 million (NIS (35) million in 2007). The following are some of the sums that were offset:

Leumi USA	- NIS 190 million in 2008, compared with NIS (9) million in 2007;
Leumi UK	- NIS 63 million in 2008, compared with NIS (13) million in 2007;
Leumi Switzerland	- NIS 11 million in 2008, compared with NIS 2 million in 2007;
Leumi Romania	- NIS 18 million in 2008, compared with NIS (10) million in 2007.

The decrease in the contribution to profit derives mainly from the effect of the appreciation of the shekel in relation to most currencies. The effect of the exchange rate differentials was to

reduce pre-tax profit by NIS 466 million during the first half of the year, compared with an increase of pre-tax profit by NIS 46 million in the corresponding period in 2007. Net interest income (after tax) recorded at the Bank, and which offset part of these exchange rate differentials, totaled some NIS 306 million during the first half of the year, compared with income of NIS 35 million in the corresponding period in 2007.

The following table sets out details of the net profit of the principal overseas subsidiaries as reported by them:

	For the six months ending on 30 June		
	2008	2007	Change
	millions		%
Leumi USA (BLC) (US$)	**20.0**	16.3	22.7
Leumi (UK) (£)	**4.6**	5.6	(17.9)
Leumi Switzerland (CHF)	**2.4**	7.3	(67.1)
Leumi Luxembourg (€)	**0.6**	1.1	(45.5)
Leumi Re (US$)	**3.4**	2.8	21.4
Leumi Romania – Ron*	**5.0**	(3.3)	-

The nominal profit of the overseas consolidated subsidiaries as reported by them totaled US$ 39.6 million in the first half of 2008, compared with US$ 38.4 million in the corresponding period in 2007, an increase of 3.1%.

* 1 Ron = 0.43 dollars

Bank Leumi (UK)

In April 2008, Bank Leumi (UK) increased its Tier II Capital by £ 7.5 million, by issuing a subordinated capital note to the Bank.

On 6 August 2008, the Bank invested £ 10 million in the share capital of Bank Leumi (UK).

On 18 June 2008, Mr. Menachem Friedman was dismissed from his position as Managing Director and CEO of Bank Leumi (UK). Mr. Friedman was dismissed in light of irregularities in the approval of loans while he served as the manager of a branch of the Bank in Israel, and this matter has no connection whatsoever with Bank Leumi (UK) or its customers. In his place, Ms. Lesley J. Secretan and Mr. Collin E. Cumberland, deputy CEO's, were appointed temporarily as joint acting CEO's.

Bank Leumi (Luxembourg)

In March 2008, Bank Leumi (Luxembourg) increased its Tier II Capital by € 5.9 million, by issuing a subordinated capital note to the Bank.

See Note 6 C.3 and 4 to the Financial Statements regarding legal proceedings and other matters relating to the consolidated companies.

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,895 million on 30 June 2008, compared with NIS 1,873 million on 31 December 2007.

During the first half of 2008, the contribution to net profit amounted to a profit of some NIS 280 million, compared with a profit of some NIS 84 million in the corresponding period in 2007. During the second quarter, the profit amounted to NIS 193 million, compared with NIS 45 million in 2007.

See also, pages 68 to 69 of the Report.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, prices of securities in Israel and abroad and other economic indices.

Ongoing market risk management is intended to assist in achieving business goals while estimating the anticipated profit from managing the risks, together with the damage that may result from exposure to the said risks. Such management is based on ongoing forecasts and evaluations of developments in the capital and financial markets.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, the accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with that of the Bank. The limits established at the Group level also include these companies.

All the subsidiaries have adopted independent policies for market risk management. The frameworks for market risk exposures are in a uniform format set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures in relation to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Following are the capital requirements in respect of market risks, in accordance with the Supervisor of Banks' directives:

	30 June 2008	31 December 2007
	NIS millions	
Capital requirement in respect of		
Interest risks	382	321
Share price risk	84	55
Exchange rate risk	90	113
Inflation risk	-	-
Options	113	99
Total capital requirement in respect of market risks	669	588

Basis Exposure

The exposure to basis risks is expressed as the loss that may occur in consequence of the effect of changes in the CPI and exchange rates on the difference between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors.

The exposure to basis risks is defined as a percentage of the Bank's exposed capital which is not invested in the unlinked shekel sector, since the capital is defined as an unlinked shekel source.

The exposed capital includes shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentages of the exposed capital:

		Actual position		
	Approved limits maximum surplus (or deficit)	**30 June 2008**	30 June 2007	31 December 2007
Unlinked	50% - (100%)	**(27.4)**	(41.7)	(31.0)
CPI-linked	100% - (50%)	**27.9**	37.8	30.3
Foreign currency	25% - (10%)	**(0.5)**	3.9	0.7

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first half of 2008, an average of some 23% of the exposed capital was invested in the CPI-linked sector. The CPI-linked investment fluctuated between 12% and 33%. Since a relatively low volume of capital was channeled to the foreign currency and foreign-currency-linked sector, the effect of the change in exchange rates regarding this exposure was not material to the pre-tax profit.

Changes in the exchange rate affect the effective tax rate, since exchange rate differentials in respect of the investments abroad are not taken into account in the income basis for calculating the provision for taxes. Subject to the rates of the changes in the exchange rates of the various currencies relative to the shekel, and considering the volume of the investments abroad, this may have a material effect on the provision for taxes and, therefore, on the net profit.

The actual effect of the exchange rate differentials during the first half of 2008 is also presented on pages 78 to 79, in the context of the contribution of the overseas consolidated subsidiaries to the Group's profit.

During the first half of 2008, the Group complied with all the basis exposure limits approved by the Board of Directors.

The following table shows the sensitivity to changes in the exchange rates of the major currencies as at 30 June 2008. The measurement relates to the effect of such changes on the capital of the Bank and includes the activity in balance sheet and non-balance sheet instruments (the theoretical change in the capital of the Bank does not include the effect of tax in respect of financing overseas investments):

	US$	€	£	CHF	Yen
	NIS millions				
Increase of 5% in exchange rate	(35)	19	8	1	28
Increase of 10% in exchange rate	(74)	40	18	2	55
Decrease of 5% in exchange rate	31	(18)	(9)	(2)	(25)
Decrease of 10% in exchange rate	59	(36)	(18)	(3)	(48)

These data do not take into account the effect of a change in the exchange rates on the income and expense cash flows in or linked to foreign currency. According to the assessment of the Bank's Management, a 1% decline in the exchange rate of the shekel against the foreign currencies reduces the net after tax annual profit by some NIS 10 million, as a result of the effect on the net income cash flow in or linked to foreign currency.

Interest Exposure

The exposure to changes in interest arises from the gaps between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, the gaps between the assets and liabilities in future periods are examined, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector, a measurement is made of the exposure to changes in interest relating to the potential erosion of the economic value and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

The following table sets out a summary of the interest exposure at Group level (in NIS millions):

	Potential Erosion of Economic Value			**Potential Erosion of Annual Profit***		
Effect of a parallel change of 1% in the yield curve	**30 June 2008**	30 June 2007	31 December 2007	**30 June 2008**	30 June 2007	31 December 2007
Actual	**146**	527	330	**303**	143	256

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at Group level of NIS 1,000 million, and to a change in the annual profit of NIS 700 million.

During the first half of 2008, the potential erosion of the economic value and of the annual profit fluctuated between NIS 134 million and NIS 373 million, and between NIS 254 million and NIS 324 million respectively.

During the first half of 2008, the Group complied with all the interest exposure limits set by the Board of Directors.

Value at Risk (VaR)

VaR is a measurement of the anticipated potential loss (the forecast decrease in present value of assets less liabilities) arising from the given composition of a portfolio at a given confidence level and over a given time horizon (holding period), due to possible changes in market values. The VaR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

The VaR calculations and the limits in VaR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VaR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the change estimated by the VaR model. The tests performed thus far confirm the validity of the model.

The VaR is also periodically calculated using historical simulation, and any difference between the two calculation methods is examined. Historical simulation enables risk measurement to be carried out without reliance on a specific probability structure.

The VaR of the option book in the trading portfolio is examined using both the parametric and the Monte Carlo simulation methods (so as to test the non-linear risk components). The differences observed between the two methods are not significant.

The following table sets out estimates of VaR amounts at the Group level:

	30 June 2008	30 June 2007	31 December 2007
	NIS millions		
Total VaR	**236**	241	290
VaR of MTM re-valued portfolios	**176**	75	141

The Board of Directors' VaR limits are NIS 700 million at Group level and a limit of NIS 500 million for the VaR of the Mark to Market re-valued items.

During the first half of 2008, the VaR fluctuated between NIS 236 million and NIS 290 million at Group level and the VaR of the MTM re-valued portfolios fluctuated between NIS 115 million and some NIS 205 million.

From the middle of May 2007, and during the first half of 2008, an increase in volatility in interest rates in Israel and abroad was noteable. This increase was manifested in the developments of the VaR over the period, which were partially set off by changes in position.

During the first half of 2008, the Group complied with the above limits.

Liquidity Risk

Liquidity is defined as the ability of the corporation to finance increases in assets and to comply with its liability payments. The ability to deal with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a material loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked items), pursuant to the directives of the Bank of

Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, and the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the creation of sources as quickly as possible.

Along with the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved a policy for managing liquidity risks and determined limits as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be positive in each of the scenarios.

During the first half of 2008, there were no deviations from the limits set by the Board of Directors.

For further details regarding management of market risks, see pages 163-176 of the Annual Report for 2007.

Credit Risk

For details regarding exposure to credit risks and the management thereof, see pages 181-191 of the Annual Report for 2007.

The Bank's credit policy is based on the spreading of risks and their supervised management. This is affected through the spread of the Bank's credit portfolio among the various sectors of the economy and among a large number of borrowers. The credit policy serves as a guideline for the managements of designated subsidiaries in Israel and abroad, but the managements of these subsidiaries delineate the policy in the market segments being managed by them, except in relation to certain fields, for which there is Group-wide policy.

Since it fulfills a central role in financing the Israeli economy, the Bank implements a strategy of involvement in the principal activity sectors of the economy and provides credit to the various types of manufacturing and commercial sectors, to infrastructure projects, to the diverse public sector, to individuals and to households.

Within the context of the credit policy of the Bank in Israel, principles and rules have been prescribed according to which the Bank's credit portfolio is to be granted, managed and supervised, with the object to improving the quality of the portfolio and reduce the risk inherent in its management. These principles and rules relate both to the individual customer and to the sectors of the economy.

The Bank's Board of Directors approves the Bank's credit policy, and the sectorial and other limits.

Provision of credit by the Bank, within the framework of the existing credit authorities, is valid only if the credit complies with the Bank's credit policy.

The authorities to establish credit lines at the various levels were established in light of the borrower's risk rating, the size of the credit line and the nature of the credit, while observing the principle that the worse the borrower's risk rating and the more complex the nature of the credit, the more senior the party who will make the decision.

As described in the 2007 Annual Report, the Bank established an independent unit to manage credit risks in order to improve credit risk management, and also to adjust to regulatory requirements. The unit carries out an independent examination of the credit risks and the risk aspects. During the first half of 2008, a unit with similar operational characteristics was established for the Commercial Banking Division, and it is engaged in the examination and analysis of the major part of the Division's credit portfolio.

The "periodic credit monitoring" process –

Beginning in the first quarter of 2008, the Corporate Division of the Bank carries out, in addition to the daily monitoring and examinations which the business elements carry out on an ongoing basis, a quarterly, systematic monitoring process with regard to a broad selection of borrowers, in accordance with the borrowers' risk ratings.

The purpose of the process is to locate and identify potential weaknesses among a broad cross-section of customers. The scope of the examination is determined on a differential basis, in accordance with the risk ratings of the various borrowers. In the context of the process, decisions are made regarding the need to increase the supervision and intensity of the monitoring regarding a part of the customer population. The various business units of the Bank maintain lists of customers with special sensitivity which requires monitoring, although there is not necessarily any expectation of a credit loss with regard to these customers. The business elements prepare the lists by using a number of tools and means at the same time, which include both reference to the risk characteristics of the borrower itself and the economic/market/regulatory conditions which could affect the borrower's status. Each quarter, the business units hold discussions regarding the customers included in the lists, on the basis of an evaluation of the situation of the borrower and the debt. During these discussions, a decision is made regarding the actions and steps to be taken in order to reduce the borrower's risk and if necessary, a change in the classification of the problem loan or in the size of the provision in respect thereof is considered.

Dealing with the risks resulting from developments in the money and capital markets

After the rapid growth during the first quarter of 2008, the growth rate in the economy slowed down during the second quarter. This slowdown is also expected to continue during the second half of the year. In light of the crisis in the residential real estate market and in the mortgage markets in the United States and the United Kingdom, and the major write-offs by large banking groups, the signs of a slowdown in global economic activity multiplied during the year's first half.

The global economy is facing three major sources of uncertainty: a continued downturn in the financial sector, a slowdown in growth, and accelerated inflation. All of these can bring about a slowdown in the growth of the local market, and can harm industries, a substantial portion of whose sales is directed at countries that have been affected. The declines in the stock markets may also limit the ability of weak companies to raise funds, lead to a reduction in the value of the companies' financial assets, erode the value of collateral, affect cash flows and reduce the value of Israeli real estate companies with material investments in overseas real estate.

The exposure to changes in currency exchange rates is already adversely affecting mainly the financial/economic condition of exporters and/or those who are highly dependent on foreign

currency payments. Manufacturers who are dealing with competing imports will also be affected. Another population that is likely to be hurt are the borrowers who took CPI-linked Israeli currency loans, where the funds were designated for investments abroad, such as real estate companies that are active abroad.

In order to deal with the risks, the Bank is adopting a cautious credit policy with regard to the various branches of the economy and the various credit sectors.

Due to the capital market crisis, the Bank is acting to identify borrowers who in recent years have also raised funds in the capital market, having done so with a narrow capital basis and low costs for such financing – in order to examine the ability of these borrowers to continue to make ongoing payments. Those borrowers who had designated the funds raised as shareholders' equity to serve as leverage for investments abroad are being specially examined.

Following the decline in share prices on stock markets world-wide and the financial crisis, the Bank's Management regularly discusses the exposures that might enure from the crisis and insists on the monitoring and control of the effects of the erosion on the exposure with regard to potential borrowers. Among other things, the Bank is monitoring the sectors and populations that are likely to be affected by the developments, debts that are based on shares which constitute a significant portion of their asset value and/or of the collateral on which the Bank relies, and borrowers that were planning to use funds raised on the stock market as a source for future repayment.

The Bank is expanding and integrating into its policy strict controls of credits in which the risk level has risen, supervision of authority to grant credit and the ability to increase exposures, expansion of the preliminary examinations before transactions are carried out, establishment of strict criteria with regard to the types of transactions and the establishment of threshold requirements for the approval of transactions such as requirements for shareholders' equity and for collateral with respect to the different types of financing.

The Bank carries out loan review processes that include in-depth discussions regarding customers who are defined as sensitive.

See pages 176-180 of the Annual Report for 2007 with regard to **operating risks and legal risks.**

Linkage Status and Liquidity Status

Linkage Status

During the first half of 2008, the Group's exposure in the CPI-linked sector increased from a level of some NIS 3.4 billion to a level of some NIS 5.1 billion. The increase of the surplus in the CPI-linked sector was mainly carried out through the non-renewal of futures transactions on their payment dates.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 30 June 2008			As at 31 December 2007		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets [(1)]	**124,690**	**61,116**	**106,754**	119,217	60,720	126,199
Total liabilities [(1)]	**116,139**	**55,983**	**110,423**	110,932	57,314	128,644
Total exposure in sector	**8,551**	**5,133**	**(3,699)**	8,285	3,406	(2,445)

(1) Including forward transactions and options.
(2) Including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The Banking System -

The balance of *Makam* held by the pubic remained stable at some NIS 75 billion during the second quarter of 2008.

The balance of monetary credit tenders of the Bank of Israel was at a level of NIS 10.5 billion at the end of June 2008, compared with NIS 5 billion at the end of March 2008.. The average net volume of the monetary credit tenders (less the monetary deposit tenders) was at a level of NIS 7.7 billion during the second quarter of 2008, compared with only NIS 3.6 billion during the first quarter.

At Leumi, the balance of monetary credit tenders from the Bank of Israel amounted to some NIS 3.4 billion at the end of June 2008, compared with NIS 1.6 billion at the end of March 2008. The average net volume of the monetary credit tenders at Leumi during the second quarter of 2008 was at a level of NIS 2.9 billion, compared with NIS 1.0 billion on average during the first quarter.

On 30 March 2008, the Bank of Israel announced that it would begin a program to increase the levels of its foreign currency balances though foreign currency purchases of some $25 million per day for two years. On 10 July 2008 the Bank of Israel announced that it would increase the rate of its foreign currency purchases to $100 million per day.

Leumi has become a member of the CLS (Continuous Linked Settlement) Clearing House, which operates as a clearing house for inter-currency transactions. As from May 2008, shekel transactions are also cleared at CLS and Leumi provides its customers with nostro services in shekels as a Nostro Agent and serves as a shekel Liquidity Provider to the CLS bank.

In July 2008, the Bank of Israel renewed its "repo" tenders to inject liquidity against government debentures and *Makam*, for a period of one week, in a volume of NIS 2 billion, including a mechanism for daily revaluing of collateral, alongside existing credit tenders. As well as banking corporations, pension funds, provident funds, insurance companies and mutual funds may also participate in these tenders.

The Bank -

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while placing importance on the raising of deposits from a large number of customers, for varying periods of time, including long term.

The Bank has a liquid and high-quality securities portfolio of some NIS 35.1 billion, which is mainly invested in Israeli government debentures and in foreign securities with an average rating of A+.

The Bank's net liquid assets (less deposits from banks) – cash, deposits at banks and securities (excluding shares and funds) – stood at 30.6% of the Bank's total assets as at 30 June 2008, compared with 34.8% as at 31 December 2007. The ratio of net liquid assets to total liabilities (less deposits from banks) stood at 34.6%, compared with 38.6% as at 31 December 2007.

The Bank's net liquid assets (including shares and funds), stood at 32.3% of the Bank's total assets on 30 June 2008 and the ratio of net liquid assets (including shares and funds) stood at 36.5% as at 30 June 2008.

The ratio of credit to the public to deposits of the public at the end of June 2008 is 68.3% - i.e., there is a surplus of deposits over credit of some 32% which is available for other uses.

Leumi monitors, on an ongoing basis, its liquidity status and the indices that are intended to warn of changes in the liquidity position, *inter alia*, by using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated regularly according to developments in the major relevant parameters.

See also pages 83 to 84 of the Report.

Sources and Uses (in the Bank) -

The balance of deposits of the public at the Bank declined during the first half of 2008 by some NIS 7.7 billion, a decrease of 3.7%. During the last twelve months, deposits of the public have declined by 0.8%. The decline was mainly caused by the strengthening of the shekel against most foreign currencies, which eroded the deposits of the public at a rate of 4.5% during the first half of the year.

The balance of deposits of the public at the Bank in the unlinked shekel sector rose by NIS 2.6 billion, at a rate of some 2.7%, and amounted to NIS 98.3 billion at the end of June 2008.

The balance of foreign currency and foreign currency linked deposits of the public declined by NIS 10.5 billion. After neutralizing the effect of the exchange rates, there was a decrease of some NIS 1.1 billion, 1.3%.

The balance of the deposits of the public in the CPI-linked sector increased by some NIS 0.5 billion, a rise of some 1.8%.

During the first three months of 2008, CPI-linked subordinated capital notes, listed on the Tel Aviv Stock Exchange, were issued through Leumi Finance Company in the amount of some NIS 0.8 billion for an average term of some 7.7 years. Non-linked shekel subordinated capital notes were issued in the amount of some NIS 1.7 billion, for an average period of 4.7 years.

During the first half of 2008, the volume of the Bank's customers' off-balance sheet financial assets declined by some NIS 6 billion. Excluding market effects and exchange rate effects, there was a positive accumulation of NIS 9.5 billion.

During the reported period, the volume of the securities portfolio of the Bank's customers decreased by some NIS 5.7 billion. The volume of the mutual fund and supplementary training fund portfolio decreased by NIS 0.6 billion.

During the last 12 months, credit to the public increased at the rate of 4.0%, despite the strengthening of the shekel against most foreign currencies. In the first half of 2008, the balance of credit to the public increased by some NIS 3.4 billion, an increase of 2.6%, after erosion of 2.4% as a result of the strengthening of the shekel. In unlinked credit, there was an increase of some NIS 7.7 billion, 9.8%. There was no material change in CPI-linked credit, and foreign currency credit dropped by some NIS 4.1 billion, a decrease of some 13.4% (after neutralizing the effect of the exchange rates, the balance of foreign currency credit decreased by some NIS 0.9 billion).

The Bank's activity in long-term derivative transactions continued to grow during the reported period. This activity is carried out with the Bank's customers and is intended for hedging and managing the risks inherent in their activities. At the end of June 2008, the volume of these transactions amounted to some NIS 5.1 billion with an average period of 5.5 years. These transactions are valued according to fair value (MTM), and they have a negative effect on the accounting profit in the event of a fall in CPI-linked returns.

Preparations for Basel II

In June 2006, the Basel Committee on Banking Supervision published the final version of the capital adequacy measurement accord (Basel II) which is intended to be implemented following central banks' instructions.

The Basel II directives refer to three pillars:

- The first pillar – specifies the different methods for calculating minimum capital requirements, from the standard method through the advanced methods, based on models for internal rating of credit risks, market risks and operating risks.

- The second pillar – deals with risks that are not included in the first pillar and describes a process which banks are to carry out to establish the adequacy of the internal capital allocated to the various risks in accordance with risk assessment process carried out by the bank (known as the Internal Capital Adequacy Assessment Process – ICAAP), and a process for supervisory review to be carried out by the bank regulatory authorities regarding the above-mentioned internal process (known as the Supervisory Review Process – SREP), and refers to the use of stress testing regarding capital adequacy with respect to the various risks.

- The third pillar – deals with proper disclosure and market discipline. It provides for more expansive and detailed disclosure and information than was provided in the past regarding the risks to which a bank is exposed. The information is to be provided on a high qualitative and quantitative level so as to allow the market to evaluate a bank's risk profile.

The innovation in the provisions of Basel II is that for the first time, banking corporations are required to allocate capital for operating risks, as well as for credit risks and market risks, which are required at present under the provisions of Basel I.

The Committee proposes three options for calculating the minimum capital in two areas, credit risk and operating risks. The options are characterized by ever-increasing sensitivity to risk.

The Supervisor of Banks announced at the end of January 2007 the implementation of Basel II in the banking system in Israel at the end of 2009, according to the standard method. In the course of 2007-2008, the Supervisor published a succession of documents, directives and requirements, mostly based on the documents produced by the Basel Committee in June 2006, along with drafts of documents and directives for consultation with the banking system.

In a letter from the end of May 2007 which included reference to the required preparations, the Supervisor of Banks noted his intention to work to upgrade the risk management system, the control system and corporate governance in the banking corporations, and to adapt the banking supervisory system to a risk oriented supervisory format.

In addition, the Supervisor of Banks announced in a draft from August 2007 that at the time of the first implementation at the end of 2009, the banking corporations would be required to comply, at the least, with the capital calculation requirements of the standard method for market risk, credit risk and operational risk, as described in the Basel Committee's working framework.

At the end of May 2007, the Supervisor of Banks announced the establishment of six working teams to formulate the requirements for the banking corporations in the various areas. Additionally, the Financial Statements Unit of the Banking Supervision Department would continue to handle the implementation of the third pillar of the Basel II directives. These working teams hold ongoing discussions with the corresponding working teams at the Bank to clarify the various issues.

During a discussion held at the Bank of Israel in September 2007, representatives of the Banking Supervision Department announced that, as of 31 December 2008, the banks would be required to report to the Department regarding the capital requirements established according to the standard method set out in the first pillar of Basel II, and that such reporting would be required on a quarterly basis throughout 2009, although the actual allocation of capital during this period was still to be in accordance with the existing directives. The actual allocation of capital in accordance with the requirements of Basel II's standard method would only be required as of 31 December 2009.

In the context of preparations for the standard method and with a view to examining the consequences of the implementation of the method for the new capital requirements, the banking system was asked to carry out a QIS – Quantitative Impact Study – according to the standard method on the data from 31 December'2006, and to present the findings to the Bank of Israel. The Bank has complied with this requirement.

The Supervisor of Banks has also published a "Temporary Directive – Regarding the Implementation of Certain Disclosure Requirements according to Pillar 3 of Basel II", beginning from the annual report for 2007.

Pursuant to this Directive, the disclosure will be made in the annual report, and if material changes occur, these are to be described in the quarterly report. In accordance therewith, disclosure has been made concerning the capital requirements for market risks on page 80 of the Report.

In February 2008, the Bank of Israel published an additional draft regarding the standard method and the advanced methods. At the end of July 2008, the Bank of Israel published a third draft regarding the standard method, including a list of questions and answers. In March 2008, the Bank of Israel published a draft "Work Framework for Risk Based Supervision," as part of the second pillar processes.

The Bank's and its Subsidiaries' Preparations

For some two years, the Bank has worked to implement the instructions, in the context of the Group level project administration, which reports directly to the Senior Deputy CEO who also serves as the chair of the project's senior steering committee, which includes among its members several Members of Management and other senior executives.

The Bank is working to implement the instructions on the basis of the work program and road map regarding the main master tasks that the Group faces in implementing the directives of Basel II. The work program is based on gap analyses that are carried out and updated periodically according to the various directives published by the Bank of Israel.

For the purpose of compliance with the directives of Basel II, the Bank is preparing to make adjustments and improvements to its computerized infrastructures, including collection of the required data in order to estimate the risk variables, development and purchase of advanced systems, construction of databases and the linking of all these to existing systems. This preparation has been ongoing for some time and will continue in the coming years.

In addition to the changes required in the systems, processes and policies, the Bank has, as previously announced, carried out a structural change in the area of credit risk management, (by establishing a Credit Risk Management Unit) for both business needs and the requirements arising from the Basel II era.

At the same time, the Risk Management Control Unit is developing models required in order to implement the advanced approach for calculating PD (Probability of Default) and LGD (Loss Given Default), for methodological support and for testing the adequacy of the models in the subsidiaries and foreign subsidiaries.

Since the beginning of 2008, the Bank has begun to implement the system which has been acquired for the purpose of calculating the capital requirements and of managing the credit risks. This system will serve all the Group's units both in Israel and abroad for use with the standard method and the advanced methods. The Bank has also purchased a number of systems related to credit ratings and risk management, which will significantly update the Bank's ability to make decisions in the field of risk management for the Group. The purchase and implementation of these systems involve the investment of substantial resources and will take place over at least the coming two years.

The Bank is also preparing to develop models for calculating economic capital which relate to all risks, and for their integration as a central tool in the decision-making processes of the Bank's business systems.

The Bank's and its subsidiaries' preparations, including the costs of the computerized systems, will require the investment of substantial resources during the coming years.

Legal Proceedings

a. The Directors' Report in the Annual Report for 2007 provides details of civil and other legal proceedings to which the Bank and the consolidated companies are parties.

As of the date of the publication of this Report, no material changes have occurred in the aforementioned proceedings, except as detailed in Note 6 C. to the Financial Statements.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the shareholders' equity of the Bank (some NIS 204 million as at 30 June 2008), with the exception of the proceedings detailed in Note 6 C. to the Financial Statements.

For details regarding petitions for the approval of class actions that were filed in April, May and August 2008, see Note 6 C.2. to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been recorded in the Financial Statements to cover possible damages in respect of all the claims.

See Note 6 C. to the Financial Statements for further details.

b. In November 2004, investigators of the Antitrust Authority arrived at various offices of the Bank, as well as those of other banks, and gathered written and computerized material for the purposes of investigating a suspected restrictive trade agreement between the banks. In July 2005, investigators of the Antitrust Authority conducted a search at various offices of the Bank, and gathered written and computerized material for the purposes of investigating suspected restrictive trade agreements between the banks.

Additionally, in 2005 and the first half of 2008, a number of employees of the Bank were summoned for examination at the Antitrust Authority, and the Bank was required to produce documents.

In March 2008, the Bank received a letter from the Antitrust Authority stating that the General Director was currently examining the possibility of exercising her authority according to section 43(a)(1) of the Antitrust Law, 1988, and to determine that restrictive trade agreements existed between Bank Hapoalim B.M., Israel Discount Bank Ltd., United Mizrahi Bank Ltd., The First International Bank of Israel Ltd. and the Bank, regarding the transfer of information relating to commissions.

The General Director had initially permitted the banks to express their positions in writing by 30 June 2008. The General Director recently extended that date until 15 September 2008.

The Bank is currently examining the notice of the General Director, and the steps to be taken in this regard.

c. During the quarter ending on 30 June 2008, a routine audit by the Internal Audit Division of the Bank disclosed irregularities in the approval of loans by Mr. Menachem Friedman, while he served as manager of a branch of the Bank in Israel. The audit indicated an exceptional occurrence, but this will not affect the Bank's customers in any way.

The Bank contacted the police so that they could examine matters which the Bank was unable to examine by itself, and reported the matter to the Supervisor of Banks.

In light of the said exceptional occurrence, Mr. Friedman was dismissed from his position as Managing Director and CEO of Bank Leumi (UK).

d. In July 2008, criminal proceedings were commenced by the Swiss government, through its district attorney, against Ernst Imfeld and other defendants who are not employees of Bank Leumi Switzerland, in respect of fraud, falsification of documents, deception and breach of trust to a corporation, carried out by them against Bank Leumi Switzerland and its customers, which were discovered in January 2001.

   Bank Leumi Switzerland joined an accompanying civil claim to the criminal indictment – which claim is connected to the criminal proceeding – against Ernst Imfeld and four of the defendants, for the amount of the direct damage suffered by it due to their actions as detailed in the indictment (CHF 106,646,599). The amount of the claim reflects the direct damage suffered by Bank Leumi Switzerland after offsetting the relative portion of the insurance proceeds received from the insurers in respect of the actions and damages underlying the indictment.

D. Additional Matters

Leumi for the Community - Social Involvement

This May, the State of Israel celebrated its 60th year of independence. A variety of Leumi activities on behalf of the community took note of and emphasized the country's sixty years of independence.

Since its establishment 106 years ago and still today, Leumi has been active in the community in which it operates, and as part of its perception of its role, the Bank contributes to various institutions and organizations in the areas of education, social welfare, culture, the arts and health. In recent years, the Bank has placed an emphasis on supporting the fields of education and training, and on encouraging entrepreneurship and the development of leadership among young people living in outlying areas.

The Group's involvement in the community is undertaken in a number of ways:

- Donations through organizations (institutions and non-profit organizations), which work to promote social projects that concentrate on education and the welfare of children and young people.

- Involvement by providing sponsorships for educational and cultural activities

- Individual attention to populations in grave distress.

As part of its overall commitment to the community, Leumi encourages its employees to become active in the community, and provides them with the infrastructure and the opportunity to volunteer and to contribute. Hundreds of employees volunteer for projects undertaken within the framework of "Leumi Tomorrow," "Young Entrepreneurs," and other projects initiated by the Bank, and these employees serve as models for emulation by the pupils in the various projects. Thanks to raised awareness of the subject of contribution to the community, branches and units have been initiating independent local projects, with the support of Leumi's Management.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

Some 16,000 youth participate in the different projects in which this non-profit organization invests.

- ***Kamcha de'Pascha*** is a campaign for collecting goods and distributing them to needy families throughout the country before the Passover festival. More than 2,000 food packages were distributed to needy families throughout the country, in the fourth consecutive year of activity. The campaign was financed by a donation of NIS 300 thousand from "Leumi Tomorrow" and contributions from Leumi subsidiaries, employees and customers, in the amount of NIS 242 thousand.

- A two-day field workshop/project on the subject of leadership was conducted by the "Youth Leading Change" association during the Passover vacation. More than 1,500 young people took part in these events.

- An end-of-the-year ceremony was held for the program "Promoting Accessibility to Higher Education in the Negev", in cooperation with Ben Gurion University. The ceremony was held at Masada, with 1,100 participating students.

Sderot and the communities adjacent to the Gaza Strip

- The European soccer championships – Euro 2008 – began at the end of June 2008. The games were broadcast throughout the country on pay television channels. Leumi provided complete financing so as to allow the residents of Sderot and the communities adjacent to the Gaza Strip to watch the games without payment.

- Hebrew Book Week -- like last year, the 2008 Hebrew Book Week events in Sderot were held with assistance from Leumi, which made its reinforced branch in Sderot available for the occasion. Along with the help of the "Tzomet Sfarim" chain of bookstores, the city's residents were able to enjoy the Book Week experience and the opportunity to purchase the best books at cost price.

"Young Entrepreneurs – Established by Leumi"

As an expression of the importance Leumi attaches to the development of entrepreneurship, the Group participates in and supports the "Young Entrepreneurs" organization. "Israel Young Entrepreneurs" is part of an international initiative which involves millions of young people each year from more than one hundred countries throughout the world. In Israel, more than 4,000 young people from all population groups and sectors take part in the program. During the annual program, the young people learn how to establish and manage a business, and gain experience of business entrepreneurship.

In June 2008, the national competition for young entrepreneurs was held to choose Israel's representative in the European competition which was held in Stockholm, where Israel's winner took fourth place among the 33 participating European groups.

The "National Book Chart"

As part of the commemoration of Israel's sixtieth year, Leumi ran a widespread campaign together with the "Tzomet Sfarim" chain of bookstores, allowing members of the public to choose, through a dedicated website, the sixty best loved books representing sixty years of Israeli literature. As Independence Day approached, the public was given the opportunity to purchase the chosen books at a 60% discount. Hundreds of thousands of books were purchased by members of the public who took advantage of the attractive opportunity. The campaign was extended in light of the great demand, and continued for an entire month.

Visitors' Center

In May 2008, Leumi inaugurated its new visitors' center in the restored Mani House on Yehuda Halevi Street in Tel Aviv. The building contains a historic restoration of the Bank and its operations, alongside a gallery for temporary art exhibitions, the first of which was an exhibition of photographs by leading Israeli photographers, who photographed various views and sites along the Israel Trail.

Summary of Leumi's Contributions and Sponsorships During the First Half of 2008

During the first half of 2008, the Leumi Group contributed and provided sponsorships for social welfare and community purposes in the amount of some NIS 14.0 million, of which the contributions totaled some NIS 11.4 million.

Internal Auditor

Details regarding the Internal Audit Division of the Group, including the professional standards according to which it operates, the annual and multi-year work plan and the considerations used in establishing same, were included in the Annual Report for 2007.

No material changes to these details occurred during the period of the Report.

The Chief Internal Auditor's report for the second half of 2007 in respect of Bank Leumi was submitted on 11 March 2008 and was discussed by the Audit Committee on 16 March 2008.

The Chief Internal Auditor's annual report for 2007 was submitted on 17 April 2008 and discussed by the Audit Committee on 27 April 2008. The Chief Internal Auditor's 2007 annual reporting in respect of the subsidiaries was submitted on 11 May 2008 and discussed by the Audit Committee on 15 May 2008.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance Division), beginning with the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX). According to the Supervisor's Directive, the

certification is not implemented in accordance with the extensive requirements of section 404 of the SOX Act, which requires the existence of a system of internal controls according to a defined and accepted framework, which is far wider in extent than the disclosure controls required to be operated beginning with the financial statements as at 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has established procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers, in the manner required to comply with the requirements of this Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance Division have, as at the end of the period covered by this Report, evaluated the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the public reporting Directives of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending on 30 June 2008, no material change occurred to the internal controls on financial reporting of the Bank that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular detailing provisions for the implementation of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- Banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- Proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- Implementation of the Directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the Bank and the process of developing such systems obliges the Bank to deploy and to determine interim stages and targets until the full implementation thereof.

- The project and the external auditors' audit must be completed by the date of the December 2008 Report.

The Bank, with the assistance of its external advisers is acting accordingly, in order to be prepared for implementation at the end of 2008.

Board of Directors

During 2008, the following changes took place with respect to the composition of the Board of Directors:

At the General Meeting held on 5 June 2008, Adv. Miri Katz was elected to serve as a new Director in place of Ms. Vered Raichman, who had not offered herself for reelection at the above-mentioned Meeting. Ms. Raichman has contributed much to the advancement of the business of the Bank and its betterment.

Messrs. Avraham Guzman, Adv. Jacob Mashaal and Zvi Koren, who retired by rotation and offered themselves for reelection, were also re-elected to serve as Directors.

At the meetings of the Board of Directors held on 26 and 27 August 2008, it was resolved to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 30 June 2008 and for the periods ending on that date.

During the period of January to June 2008, the Board of Directors held 41 plenary meetings and 72 committee meetings.

The Bank's Board of Directors expresses its appreciation and gratitude to the Bank's employees and managers and to the employees and managers of its subsidiaries in Israel and overseas, for their dedicated work and their contribution to the promotion of the Group's affairs.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

27 August 2008

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported amounts
Exhibit A

	For the three months ended 30 June							
	2008				(i) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**108,226**	**1,463**	**5.51**		95,044	1,432	6.16	
Effect of embedded and ALM derivatives (e)	**42,615**	**94**			30,279	182		
Total assets	**150,841**	**1,557**		**4.20**	125,323	1,614		5.25
Liabilities (d)	**108,986**	**(738)**	**(2.75)**		102,682	(750)	(2.95)	
Effect of embedded and ALM derivatives (e)	**30,463**	**(2)**			16,476	(32)		
Total liabilities	**139,449**	**(740)**		**(2.15)**	119,158	(782)		(2.65)
Interest margin			**2.76**	**2.05**			3.21	2.60
Israeli currency – linked to the CPI								
Assets (c) (d)	**61,220**	**2,233**	**15.40**		56,982	1,059	7.64	
Effect of embedded and ALM derivatives (e)	**2,036**	**60**			427	9		
Total assets	**63,256**	**2,293**		**15.30**	57,409	1,068		7.65
Liabilities (d)	**44,476**	**(1,547)**	**(14.67)**		42,070	(717)	(6.98)	
Effect of embedded and ALM derivatives (e)	**11,553**	**(395)**			7,621	(204)		
Total liabilities	**56,029**	**(1,942)**		**(14.61)**	49,691	(921)		(7.61)
Interest margin			**0.73**	**0.69**			0.66	0.04
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**108,343**	**(5,272)**	**(18.07)**		122,069	5,237	18.30	
Effect of derivatives: (e)								
Hedging derivatives	**3,217**	**15**			4,857	35		
Embedded derivatives and ALM	**74,998**	**(3,574)**			52,274	1,514		
Total assets	**186,468**	**(8,831)**		**(17.63)**	179,200	6,786		16.03
Liabilities (d)	**106,935**	**5,606**	**19.36**		116,369	(4,634)	(16.90)	
Effect of derivatives: (e)								
Hedging derivatives	**2,944**	**(26)**			4,641	(41)		
Embedded derivatives and ALM	**78,298**	**3,783**			58,661	(1,727)		
Total liabilities	**188,177**	**9,363**		**18.46**	179,671	(6,402)		(15.03)
Interest margin			**1.29**	**0.83**			1.40	1.00

See footnotes on page 100.

Rates of Financing Income and Expenses (on a Consolidated Basis) (Cont'd) (a)
Reported amounts
Exhibit A (Cont'd)

	For the three months ended 30 June							
	2008				(i) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	277,789	(1,576)	(2.24)		274,095	7,728	11.76	
Effect of derivatives: (e)								
Hedging derivatives	3,127	15			4,857	35		
Embedded derivatives and ALM	119,649	(3,420)			82,980	1,705		
Total assets	400,565	(4,981)		(4.88)	361,932	9,468		10.88
Total monetary liabilities generating interest expenses (d)	260,397	3,321	4.99		261,121	(6,101)	(9.68)	
Effect of derivatives: (e)								
Hedging derivatives	2,944	(26)			4,641	(41)		
Embedded derivatives and ALM	120,314	3,386			82,758	(1,963)		
Total liabilities	383,655	6,681		6.78	348,520	(8,105)		(9.63)
Interest margin			2.75	1.90			2.08	1.25
In respect of options		85				38		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		(3)				(2)		
Financing commissions and other financing income (g)		160				499		
Other financing expenses		11				(89)		
Net interest income before provision for doubtful debts		1,953				1,809		
Provision for doubtful debts (including general and supplementary provision)		(316)				(38)		
Net interest income after provision for doubtful debts		1,637				1,771		
Monetary assets generating interest income (d) (f)	277,789				274,095			
Assets derived from derivative instruments (h)	7,447				3,829			
Other monetary assets (d)	2,328				4,575			
General provision and supplementary provision for doubtful debts	(845)				(1,000)			
Total monetary assets	286,719				281,499			
Monetary liabilities generating interest expenses (d)	260,397				261,121			
Liabilities derived from derivative instruments (h)	8,119				3,493			
Other monetary liabilities (d)	8,925				7,217			
Total monetary liabilities	277,441				271,831			
Total monetary assets exceed monetary liabilities	9,278				9,668			
Non-monetary assets	11,180				9,897			
Non-monetary liabilities	509				778			
Total capital resources	19,949				18,787			

See footnotes on page 100.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three and six month periods amounts to NIS 61 million and NIS 60 million respectively.
The linked Israeli currency sector for the three and six month periods amounts to NIS 183 million and NIS 138 million respectively.
The foreign currency sector (which includes Israeli currency linked to foreign currency) for the three and six month periods amounts to NIS (887) million and NIS (653) million respectively.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three and six month periods amounts to NIS 643 million and NIS 455 million respectively.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

(i) Reclassified.

Rates of Financing Income and Expenses (on a Consolidated Basis) (Cont'd) (a)
Nominal U.S. $

Exhibit A (Cont'd)

	For the three months ended 30 June							
	2008				(f) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**19,896**	**193**	**3.94**		19,228	270	5.74	
Effect of derivatives: (e)								
Hedging derivatives	**900**	**3**			1,187	9		
Embedded derivatives and ALM	**21,496**	**92**			12,735	29		
Total assets	**42,292**	**288**		**2.76**	33,150	308		3.77
Liabilities (d)	**21,044**	**(129)**	**(2.48)**		18,705	(186)	(4.03)	
Effect of derivatives: (e)								
Hedging derivatives	**848**	**(6)**			1,134	(10)		
Embedded derivatives and ALM	**22,419**	**(73)**			14,282	(31)		
Total liabilities	**44,311**	**(208)**		**(1.89)**	34,121	(227)		(2.68)
Interest margin			**1.46**	**0.87**			1.71	1.09
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	**11,044**	**140**	**5.16**		10,445	159	6.25	
Effect of embedded and ALM derivatives (e)	**96**	**1**			40	(2)		
Total assets	**11,140**	**141**		**5.13**	10,485	157		6.16
Liabilities (d)	**9,559**	**(83)**	**(3.50)**		9,616	(114)	(4.83)	
Effect of embedded and ALM derivatives (e)	**133**	**2**			60	-		
Total liabilities	**9,692**	**(81)**		**(3.36)**	9,676	(114)		(4.80)
Interest margin			**1.66**	**1.77**			1.42	1.36
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	**30,940**	**333**	**4.38**		29,673	429	5.92	
Effect of derivatives: (e)								
Hedging derivatives	**900**	**3**			1,187	9		
Embedded derivatives and ALM	**21,592**	**93**			12,775	27		
Total assets	**53,432**	**429**		**3.25**	43,635	465		4.34
Monetary liabilities in foreign currency generating financing expense (d)	**30,603**	**(212)**	**(2.80)**		28,321	(300)	(4.30)	
Effect of derivatives: (e)								
Hedging derivatives	**848**	**(6)**			1,134	(10)		
Embedded derivatives and ALM	**22,552**	**(71)**			14,342	(31)		
Total liabilities	**54,003**	**(289)**		**(2.15)**	43,797	(341)		(3.15)
Interest margin			**1.58**	**1.10**			1.62	1.19

See footnotes on page 102.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ 259 million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) Reclassified

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported amounts
Exhibit A

	For the six months ended 30 June							
	2008				(i) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**106,675**	**3,030**	**5.76**		93,977	2,854	6.17	
Effect of embedded and ALM derivatives (e)	**43,624**	**242**			29,030	340		
Total assets	**150,299**	**3,272**		**4.40**	123,007	3,194		5.26
Liabilities (d)	**106,945**	**(1,517)**	**(2.86)**		100,170	(1,546)	(3.11)	
Effect of embedded and ALM derivatives (e)	**31,995**	**(37)**			14,944	(46)		
Total liabilities	**138,940**	**(1,554)**		**(2.25)**	115,114	(1,592)		(2.78)
Interest margin			**2.90**	**2.15**			3.06	2.48
Israeli currency – linked to the CPI								
Assets (c) (d)	**60,840**	**3,216**	**10.85**		56,580	1,603	5.74	
Effect of embedded and ALM derivatives (e)	**1,813**	**74**			360	15		
Total assets	**62,653**	**3,290**		**10.78**	56,940	1,618		5.76
Liabilities (d)	**44,663**	**(2,209)**	**(10.13)**		43,115	(1,034)	(4.85)	
Effect of embedded and ALM derivatives (e)	**11,742**	**(723)**			6,582	(317)		
Total liabilities	**56,405**	**(2,932)**		**(10.66)**	49,697	(1,351)		(5.51)
Interest margin			**0.72**	**0.12**			0.89	0.25
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**111,966**	**(10,792)**	**(18.35)**		123,616	5,031	8.30	
Effect of derivatives: (e)								
Hedging derivatives	**3,440**	**15**			4,820	287		
Embedded derivatives and ALM	**79,945**	**(7,959)**			51,253	890		
Total assets	**195,351**	**(18,736)**		**(18.27)**	179,689	6,208		7.03
Liabilities (d)	**111,529**	**12,007**	**20.37**		116,599	(3,924)	(6.84)	
Effect of derivatives: (e)								
Hedging derivatives	**3,244**	**(12)**			4,544	(295)		
Embedded derivatives and ALM	**82,058**	**7,935**			58,825	(966)		
Total liabilities	**196,831**	**19,930**		**19.23**	179,968	(5,185)		(5.84)
Interest margin			**2.02**	**0.96**			1.46	1.19

See footnotes on page 100.

Rates of Financing Income and Expenses (on a Consolidated Basis) (Cont'd) (a)
Reported amounts

Exhibit A (Cont'd)

	For the six months ended 30 June							
	2008				(i) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	**279,481**	**(4,546)**	**(3.23)**		274,173	9,488	7.04	
Effect of derivatives: (e)								
Hedging derivatives	**3,440**	**15**			4,820	287		
Embedded derivatives and ALM	**125,382**	**(7,643)**			80,643	1,245		
Total assets	**408,303**	**(12,174)**		**(5.88)**	359,636	11,020		6.22
Total monetary liabilities generating interest expenses (d)	**263,137**	**8,281**	**6.19**		259,884	(6,504)	(5.07)	
Effect of derivatives: (e)								
Hedging derivatives	**3,244**	**(12)**			4,544	(295)		
Embedded derivatives and ALM	**125,795**	**7,175**			80,351	(1,329)		
Total liabilities	**392,176**	**15,444**		**7.72**	344,779	(8,128)		(4.77)
Interest margin			**2.96**	**1.84**			1.97	1.45
In respect of options		**82**				50		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		**(22)**				(1)		
Financing commissions and other financing income (g)		**598**				727		
Other financing expenses		**(15)**				(66)		
Net interest income before provision for doubtful debts		**3,913**				3,602		
Provision for doubtful debts (including general and supplementary provision)		**(560)**				(49)		
Net interest income after provision for doubtful debts		**3,353**				3,553		
Monetary assets generating interest income (d) (f)	**279,481**				274,173			
Assets derived from derivative instruments (h)	**6,655**				3,782			
Other monetary assets (d)	**3,307**				4,215			
General provision and supplementary provision for doubtful debts	**(858)**				(1,010)			
Total monetary assets	**288,585**				281,160			
Monetary liabilities generating interest expenses (d)	**263,137**				259,884			
Liabilities derived from derivative instruments (h)	**7,172**				3,454			
Other monetary liabilities (d)	**8,891**				8,295			
Total monetary liabilities	**279,200**				271,633			
Total monetary assets exceed monetary liabilities	**9,385**				9,527			
Non-monetary assets	**11,069**				9,507			
Non-monetary liabilities	**541**				710			
Total capital resources	**19,913**				18,324			

See footnotes on page 100.

Rates of Financing Income and Expenses (on a Consolidated Basis) (Cont'd) (a)
Nominal U.S. $

Exhibit A (Cont'd)

	For the six months ended 30 June							
	2008				(f) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**19,571**	**462**	**4.77**		19,416	538	5.62	
Effect of derivatives: (e)								
Hedging derivatives	**950**	**7**			1,160	68		
Embedded derivatives and ALM	**22,046**	**169**			12,299	30		
Total assets	**42,567**	**638**		**3.02**	32,875	636		3.91
Liabilities (d)	**20,835**	**(299)**	**(2.90)**		18,526	(357)	(3.89)	
Effect of derivatives: (e)								
Hedging derivatives	**896**	**(6)**			1,094	(70)		
Embedded derivatives and ALM	**22,627**	**(111)**			14,100	(35)		
Total liabilities	**44,358**	**(416)**		**(1.89)**	33,720	(462)		(2.76)
Interest margin			**1.87**	**1.13**			1.73	1.15
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	**11,178**	**302**	**5.47**		10,248	306	6.06	
Effect of embedded and ALM derivatives (e)	**80**	**2**			46	12		
Total assets	**11,258**	**304**		**5.47**	10,294	318		6.27
Liabilities (d)	**9,827**	**(190)**	**(3.90)**		9,479	(217)	(4.63)	
Effect of embedded and ALM derivatives (e)	**106**	**(2)**			65	-		
Total liabilities	**9,933**	**(192)**		**(3.91)**	9,544	(217)		(4.60)
Interest margin			**1.56**	**1.57**			1.43	1.67
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	**30,749**	**764**	**5.03**		29,664	844	5.77	
Effect of derivatives: (e)								
Hedging derivatives	**950**	**7**			1,160	68		
Embedded derivatives and ALM	**22,126**	**171**			12,345	42		
Total assets	**53,825**	**942**		**3.53**	43,169	954		4.47
Monetary liabilities in foreign currency generating financing expense (d)	**30,662**	**(489)**	**(3.22)**		28,005	(574)	(4.14)	
Effect of derivatives: (e)								
Hedging derivatives	**896**	**(6)**			1,094	(70)		
Embedded derivatives and ALM	**22,733**	**(113)**			14,165	(35)		
Total liabilities	**54,291**	**(608)**		**(2.25)**	43,264	(679)		(3.16)
Interest margin			**1.81**	**1.28**			1.63	1.31

See footnotes on page 106.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ 186 million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) Reclassified

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis
Reported amounts

Exhibit B

	30 June 2008 (Unaudited)				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	2,029	369	2,398	(33)	258
Industry	23,763	12,923	36,686	421	2,135
Construction and real estate	31,263	17,035	48,298	62	4,491
Electricity and water	1,422	210	1,632	-	5
Commerce	15,707	4,033	19,740	(73)	1,374
Hotels and restaurants	3,681	441	4,122	6	1,249
Transport and storage	4,227	1,016	5,243	16	410
Communications and computer services	4,414	1,496	5,910	16	332
Financial services	18,286	5,847	24,133	9	1,304
Business and other services	4,940	1,457	6,397	4	206
Public and community services	6,207	1,230	7,437	(2)	387
Private individuals - loans for housing	38,445	2,438	40,883	65	908
Private individuals - other	22,043	23,596	45,639	61	1,341
	176,427	72,091	248,518	552	14,400
Activities of borrowers abroad	39,045	19,999	59,044	28	1,109
Total	215,472	92,090	307,562	580	15,509
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,240	566	3,806	(34)	425
Local authorities (e)	3,370	160	3,530	-	156

(a) Including credit to the public in the amount of NIS 202,447 million, investments in debentures of the public in the amount of NIS 10,079 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 2,946 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis (Cont'd)
Reported amounts

Exhibit B (Cont'd)

	30 June 2007 (Unaudited)				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	1,911	395	2,306	(11)	310
Industry	23,332	13,513	36,845	17	3,178
Construction and real estate	29,083	15,172	44,255	64	5,845
Electricity and water	1,340	712	2,052	-	7
Commerce	15,468	4,120	19,588	21	1,719
Hotels and restaurants	4,360	550	4,910	1	1,835
Transport and storage	4,128	1,051	5,179	1	653
Communications and computer services	5,182	1,472	6,654	35	561
Financial services	15,310	4,520	19,830	(89)	605
Business and other services	5,104	1,268	6,372	-	310
Public and community services	5,415	946	6,361	(9)	564
Private individuals - loans for housing	34,508	1,655	36,163	18	1,266
Private individuals - other	19,311	21,277	40,588	45	1,381
	164,452	66,651	231,103	93	18,234
Activities of borrowers abroad	39,914	20,302	60,216	4	1,051
Total	204,366	86,953	291,319	97	19,285
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,348	559	3,907	-	565
Local authorities (e)	3,312	147	3,459	-	286

(a) Including credit to the public in the amount of NIS 194,803 million, investments in debentures of the public in the amount of NIS 7,899 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 1,664 million.
(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.
(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.
(e) Including corporations under their control.

Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis (Cont'd)
Reported amounts

Exhibit B (Cont'd)

	31 December 2007 (Audited)				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	2,135	365	2,500	(17)	272
Industry	23,013	14,411	37,424	149	2,656
Construction and real estate	30,335	16,905	47,240	97	4,424
Electricity and water	1,399	220	1,619	-	10
Commerce	15,615	4,130	19,745	88	1,191
Hotels and restaurants	4,127	457	4,584	18	1,611
Transport and storage	4,082	1,078	5,160	8	493
Communications and computer services	4,305	1,560	5,865	20	362
Financial services	16,815	5,172	21,987	(135)	598
Business and other services	5,253	1,399	6,652	18	191
Public and community services	5,595	1,278	6,873	2	369
Private individuals - loans for housing	36,839	2,170	39,009	50	989
Private individuals - other	21,090	22,789	43,879	165	1,187
	170,603	71,934	242,537	463	14,353
Activities of borrowers abroad	43,217	19,165	62,382	93	1,121
Total	213,820	91,099	304,919	556	15,474
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,296	619	3,915	(23)	531
Local authorities (e)	3,319	134	3,453	(2)	153

(a) Including credit to the public in the amount of NIS 199,315 million, investments in debentures of the public in the amount of NIS 12,435 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 2,070 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 June 2008 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

   The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

27 August 2008

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 June 2008 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

27 August 2008

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

KPMG

Somekh Chaikin

Ernst & Young

Kost Forer Gabbay & Kasierer

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month and six month periods ended 30 June 2008

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries as at 30 June 2008 and the condensed interim consolidated statements of profit and loss and changes in shareholders' equity for the three month and six month periods then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 30 June 2008, and whose net interest income before provision for doubtful debts constitutes some 5% of the total net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the six month periods then ended.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Note 6 clauses C(2) and (4) to the condensed interim financial statements concerning claims against the Bank and against a subsidiary, including applications for their approval as class actions, to the contents of Note 6 clauses D(2) and E concerning claims and uncertainties relating to a companies included on equity basis. The Bank is unable to estimate the effect of the said matters on the Bank, if any, on its financial position and on its operating results, and whether or not they will be of a material nature.

Somekh Chaikin
Certified Public Accountants (Isr.)

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

27 August 2008

Condensed Consolidated Balance Sheet as at 30 June 2008
Reported amounts

	30 June 2008	30 June 2007	31 December 2007
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**31,229**	45,282	42,329
Securities	**43,494**	45,323	47,169
Securities borrowed or purchased under agreement to resell	**742**	320	655
Credit to the public	**201,717**	193,944	198,557
Credit to governments	**531**	750	642
Investments in companies included on the equity basis	**1,895**	1,765	1,873
Buildings and equipment	**3,317**	3,163	3,276
Other assets	**9,077**	6,432	7,650
Total assets	**292,002**	296,979	302,151
Liabilities and equity capital			
Deposits of the public	**221,752**	236,521	238,045
Deposits from banks	**8,966**	8,462	6,139
Deposits from governments	**833**	1,519	1,198
Securities loaned or sold under agreement to repurchase	**372**	64	231
Debentures, bonds and subordinated notes	**21,920**	16,618	19,248
Other liabilities	**17,506**	14,031	17,636
Total liabilities	**271,349**	277,215	282,497
Minority interest	**225**	116	105
Shareholders' equity	**20,428**	19,648	19,549
Total liabilities and equity capital	**292,002**	296,979	302,151

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff
Chairman of the
Board of Directors

Galia Maor
President and Chief
Executive Officer

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

Date of approval of the Financial Statements: 27 August 2008

Condensed Consolidated Statement of Profit and Loss
For the Periods Ended 30 June 2008
Reported Amounts

	For the Three Months Ended 30 June		For the Six Months Ended 30 June		For the Year Ended 31 December
	2008	2007	**2008**	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)				
Net interest income before provision for doubtful debts	**1,953**	1,809	**3,913**	3,602	
Provision for doubtful debts	**316**	38	**560**	49	
Net interest income after provision for doubtful debts	**1,637**	1,771	**3,353**	3,553	
Operating and other income					
Operating commissions	**832**	826	**1,684**	1,653	
Profits (losses) from investments in shares, net	**(44)**	143	**(115)**	225	
Other income	**76**	162	**146**	243	
Total operating and other income	**864**	1,131	**1,715**	2,121	
Operating and other expenses					
Salaries and related expenses	**975**	1,004	**2,106**	2,031	
Building and equipment maintenance and depreciation	**344**	307	**667**	603	
Other expenses	**343**	345	**683**	654	
Total operating and other expenses	**1,662**	1,656	**3,456**	3,288	
Operating profit before taxes	**839**	1,246	**1,612**	2,386	
Provision for taxes on operating profit	**400**	376	**783**	896	
Operating profit after taxes	**439**	870	**829**	1,490	
Equity in after-tax operating profits of companies included on the equity basis	**193**	45	**280**	84	
Minority interest in after-tax operating losses (profits) of subsidiaries	**7**	(2)	**2**	(3)	
Net operating profit	**639**	913	**1,111**	1,571	
After-tax profit from extraordinary items	**250**	-	**248**	259	
Net profit for the period	**889**	913	**1,359**	1,830	
	(NIS)				
Basic earnings per share					
Net operating profit	**0.44**	0.65	**0.77**	1.11	2.11
After-tax profit from extraordinary items	**0.17**	-	**0.17**	0.18	0.26
Total	**0.61**	0.65	**0.94**	1.29	2.37
Diluted earnings per share					
Net operating profit	**0.43**	0.65	**0.76**	1.11	2.08
After-tax profit from extraordinary items	**0.17**	-	**0.17**	0.18	0.26
Total	**0.60**	0.65	**0.93**	1.29	2.34

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 30 June 2008
Reported Amounts

	For the Three Months Ended 30 June 2008 (Unaudited)							
				Accumulated other comprehensive income				
	Share capital	Capital reserves in respect of share-based payment transactions and others (a)	Total share capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments (b)	Retained earnings	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions							
Balance at the beginning of the period	**7,745**	**344**	**8,089**	**7**	**(477)**	**12,486**	**(372)**	**19,733**
Net profit for the period	-	-	-	-	-	**889**	-	**889**
Issue of shares	**120**	**(38)**	**82**	-	-	-	-	**82**
Benefit in respect of shares based payment transactions	-	**17**	**17**	-	-	-	-	**17**
Other comprehensive income in companies included on the equity basis which was directly recorded in retained earnings	-	-	-	-	-	**(47)**	-	**(47)**
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	**(263)**	-	-	-	**(263)**
Losses in respect of securities available for sale that were realized and classified to profit and loss	-	-	-	**107**	-	-	-	**107**
Related tax effect	-	-	-	**64**	-	-	-	**64**
Translation adjustments for companies included on the equity basis	-	-	-	-	**(153)**	-	-	**(153)**
Loans to employees for purchase of Bank's shares	-	-	-	-	-	-	**(1)**	**(1)**
Balance at the end of the period	**7,865**	**323**	**8,188**	**(85)**	**(630)**	**13,328**	**(373)**	**20,428**

The accompanying notes are an integral part of these Financial Statements.

See footnotes on page 119.

Condensed Consolidated Statement of Changes in Shareholders' Equity
Reported Amounts

	For the Three Months Ended 30 June 2007 (Unaudited)							
				Accumulated other comprehensive income				
	Share capital	Capital reserves in respect of share-based payment transactions and others (a)	Total share capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments (b)	Retained earnings	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions							
Balance at the beginning of the period	7,000	423	7,423	640	(414)	11,260	(410)	18,499
Net profit for the period	-	-	-	-	-	913	-	913
Benefit in respect of shares based payment transactions	-	70	70	-	-	-	-	70
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	404	-	-	-	404
Profits in respect of securities available for sale that were realized and classified to profit and loss	-	-	-	(143)	-	-	-	(143)
Related tax effect	-	-	-	(83)	-	-	-	(83)
Translation adjustments for companies included on the equity basis	-	-	-	-	(17)	-	-	(17)
Loans to employees for purchase of Bank's shares	-	-	-	-	-	-	5	5
Balance at the end of the period	7,000	493	7,493	818	(431)	12,173	(405)	19,648

The accompanying notes are an integral part of these Financial Statements.

See footnotes on page 119.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 30 June 2008
Reported Amounts

	For the Six Months Ended 30 June 2008 (Unaudited)								
				Accumulated other comprehensive income					
	Share capital	Capital reserves in respect of share-based payment transactions and others (a)	Total share capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments (b)	Retained earnings	Dividend declared after balance sheet date	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions								
Balance at the beginning of the period (audited)	**7,000**	**610**	**7,610**	**502**	**(445)**	**12,016**	**270**	**(404)**	**19,549**
Net profit for the period	**-**	**-**	**-**	**-**	**-**	**1,359**	**-**	**-**	**1,359**
Issue of shares	**865**	**(289)**	**576**	**-**	**-**	**-**	**-**	**-**	**576**
Dividend paid	**-**	**-**	**-**	**-**	**-**	**-**	**(270)**	**-**	**(270)**
Benefit in respect of shares based payment transactions	**-**	**2**	**2**	**-**	**-**	**-**	**-**	**-**	**2**
Other comprehensive income in companies included on the equity basis which was directly recorded in retained earnings	**-**	**-**	**-**	**-**	**-**	**(47)**	**-**	**-**	**(47)**
Adjustments in respect of presentation of securities available for sale at fair value	**-**	**-**	**-**	**(1,049)**	**-**	**-**	**-**	**-**	**(1,049)**
Losses in respect of securities available for sale that were realized and classified to profit and loss	**-**	**-**	**-**	**146**	**-**	**-**	**-**	**-**	**146**
Related tax effect	**-**	**-**	**-**	**316**	**-**	**-**	**-**	**-**	**316**
Translation adjustments for companies included on the equity basis	**-**	**-**	**-**	**-**	**(185)**	**-**	**-**	**-**	**(185)**
Loans to employees for purchase of Bank's shares	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**31**	**31**
Balance at the end of the period	**7,865**	**323**	**8,188**	**(85)**	**(630)**	**13,328**	**-**	**(373)**	**20,428**

The accompanying notes are an integral part of these Financial Statements.

See footnotes on page 119.

Condensed Consolidated Statement of Changes in Shareholders' Equity
Reported Amounts

For the Six Months Ended 30 June 2007 (Unaudited)

	Share capital	Capital reserves in respect of share-based payment transactions and others (a)	Total share capital and capital reserves	Accumulated other comprehensive income: Adjustments in respect of presentation of securities available for sale at fair value	Accumulated other comprehensive income: Translation adjustments (b)	Retained earnings	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions							
Balance at the beginning of the period (audited)	7,000	405	7,405	623	(403)	10,343	(477)	17,491
Net profit for the period	-	-	-	-	-	1,830	-	1,830
Benefit in respect of shares based payment transactions	-	88	88	-	-	-	-	88
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	467	-	-	-	467
Profits in respect of securities available for sale that were realized and classified to profit and loss	-	-	-	(156)	-	-	-	(156)
Related tax effect	-	-	-	(116)	-	-	-	(116)
Translation adjustments for companies included on the equity basis	-	-	-	-	(28)	-	-	(28)
Loans to employees for purchase of Bank's shares	-	-	-	-	-	-	72	72
Balance at the end of the period	7,000	493	7,493	818	(431)	12,173	(405)	19,648

The accompanying notes are an integral part of these Financial Statements.

See footnotes on page 119.

Condensed Consolidated Statement of Changes in Shareholders' Equity
Reported Amounts

For the Year Ended 31 December 2007 (Audited)

	Share capital	Capital reserves in respect of share-based payment transactions and others (a)	Total share capital and capital reserves	Accumulated other comprehensive income: Adjustments in respect of presentation of securities available for sale at fair value	Accumulated other comprehensive income: Translation adjustments (b)	Retained earnings	Dividend declared after balance sheet date	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions								
Balance as at 1 January 2007	7,000	405	7,405	623	(403)	10,343	-	(477)	17,491
Net profit for the year	-	-	-	-	-	3,357	-	-	3,357
Proposed dividend	-	-	-	-	-	(1,414)	-	-	(1,414)
Dividend declared after balance sheet date	-	-	-	-	-	(270)	270	-	
Benefit in respect of share-based payment transactions	-	205	205	-	-	-	-	-	205
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	116	-	-	-	-	116
Profits in respect of securities available for sale that were realized and classified to profit and loss	-	-	-	(326)	-	-	-	-	(326)
Related tax effect	-	-	-	89	-	-	-	-	89
Adjustments from translation in respect of companies included on equity basis	-	-	-	-	(42)	-	-	-	(42)
Loans to employees for purchase of the Bank's shares	-	-	-	-		-	-	73	73
Balance as at 31 December 2007	7,000	610	7,610	502	(445)	12,016	270	(404)	19,549

(a) Includes NIS 10 million of other capital reserves.
(b) Adjustments arising from translation of the financial statements of autonomous foreign subsidiaries.

The accompanying notes are an integral part of these Financial Statements.

Note 1 – Significant Accounting Policies

A. The Condensed Consolidated Interim Financial Statements to 30 June 2008 have been prepared in accordance with accounting principles used in the preparation of interim reports. The accounting principles used in preparing the interim reports are consistent with those used in preparing the audited Financial Statements as at 31 December 2007, and according to a new format for quarterly reports determined in the circular of the Supervisor of Banks from 18 March 2008. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2007 and for the year ended on that date, and their accompanying Notes.

B. Future Application of Accounting Standards:

1. **Accounting Standard No. 29** - "Adoption of International Financial Reporting Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financial Reporting Standards (IFRS)" (the "Standard"). The Standard prescribes that entities that are subject to the Securities Law, 1968, and are obliged to report in accordance with the regulations issued under the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing from 1 January 2008. This does not apply to banking corporations, the financial statements of which are prepared in accordance with the directives and guidelines of the Supervisor of Banks.

With respect to the manner in which the Standard is to be adopted by banking corporations, the Supervisor of Banks has notified the banks as follows:

1) He intends to provide, on a regular basis, directives regarding the adoption of Israeli standards published by the Israel Accounting Standards Board that are based on IFRS and are not related to the core banking business.

2) In the second half of 2009 he will publish his decision regarding the date of adopting IFRS related to the core banking business. He will do this taking into account the results of the adoption of these standards in Israel on the one hand, and the progress made in the convergence process between IFRS and American standards on the other hand.

3) Therefore, with respect to the core banking business, the financial statements of a banking corporation that are prepared in accordance with the directives and guidelines of the Supervisor of Banks will continue to be prepared according to the American standards provided in the directives dealing with reporting to the public.

Two companies included on the equity basis began implementing the Standard as from January 2008.

2. **Accounting Standard No. 23 – "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder"**

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" ("Standard 23"). Standard 23 effectively replaces the main provisions of the Securities (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) Regulations, 1996, as adopted in the reporting to the public directives of the Supervisor of Banks. Standard 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration recorded from the transaction shall be included in shareholders' equity. A debit difference effectively constitutes a dividend and accordingly reduces the retained earnings. A credit difference effectively constitutes an investment of the

shareholder and shall therefore be presented under a separate item of shareholders' equity called "capital reserve from transaction between an entity and its controlling shareholder."

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or alternatively, the transfer of an asset from the entity to the controlling shareholder; the assumption by the controlling shareholder of all or part of a liability of the entity to a third party, indemnification of the entity by the controlling shareholder in respect of an expense, and the waiving by the controlling shareholder of all or part of the entity's debt to it; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also determines the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Recently, the Supervisor of Banks has distributed a letter indicating that he is re-examining the rules to be applied to banking corporations and to credit card companies with respect to the handling of transactions between an entity and its controlling shareholder. As at the date of publication of this Report, the Supervisor of Banks has not yet published directives regarding the adoption of specific rules on this subject and on the manner of their initial implementation.

C. Measurement and Disclosure of Impaired Debts, Credit Risk and Provisions for Credit Losses

On 31 December 2007, the Supervisor of Banks' Department published a circular for the banking corporations amending the directives regarding public reporting, on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk and Provision for Credit Losses." The directive is based on US accounting standards (FAS Standards 114 and 118), US banking regulatory provisions, and the directives of the SEC dealing with banks. It also matches the reports made by US banks. The provisions included in the circular constitute a significant change as compared with the existing provisions regarding classification of problem loans and the measurement of provisions for loan losses in respect of such debts.

The main changes included in the directive are:

1. New categories of problem loans are set out, which are defined as impaired debts, including:

   - credit in respect of which the banking corporation cannot collect the entire amount due, according to the contractual terms of the loan agreement,
   - a problem loan whose terms have been modified within the framework of a restructuring,
   - a loan whose principal or interest has been in arrears for 90 days or more, unless such is well secured and also in the process of collection proceedings,
   - a loan in a current or debitory account where the customer's account has been charged with additional excess interest and a special handling commission for a debitory or current account which has deviated from a credit line (as described in section 4(c) of Proper Banking Management Directive No. 325).
   - further, credit which is insufficiently protected by the present established value and the debtor's ability to pay or by the pledged collateral, and regarding which there is a clear possibility that the banking corporation will suffer some loss if the deficiencies are not remedied, is defined as an inferior credit risk.

2. Banking corporations are required to maintain a provision for credit losses at a level which is sufficient to cover the expected credit losses relating to the banking corporation's credit portfolio, including for off-balance sheet credit risk.

   The provisions for credit losses will include:

   - A specific provision for credit losses for each debt whose contractual balance is above NIS 1.0

million or more, and any other debt identified for specific consideration by the banking corporation.

The provision will be based on the measurement of the debt's reduced value, based on the present value of the expected cash flows, discounted at the debt's effective interest rate; or where a debt is dependent on collateral or where the seizure of a property is anticipated, based on the fair value of the collateral pledged to secure such credit.

- Group provisions for credit losses – for large groups of relatively small and homogeneous debts, the fall in value of which is examined on a group basis, and for debts that have been separately examined and found not to be impaired.

  Measurement of credit losses will be carried out based on past credit loss rates for each homogeneous group. The estimates of credit losses are to be documented.

3. No interest income is to be recorded for impaired debts (this does not relate to increments for CPI linkage or foreign currency linkage which are added to the principal.)

4. A change regarding the requirements for writing off debts:

   - Any part of a debt whose collection is dependent on collateral, which exceeds the collateral's fair value and is identified as uncollectible, is to be written off immediately in the accounts.

   - Generally, specific provisions are to be written off after two years.

   - Group provisions for credit losses - debts that are in arrears for over 150 days are to be written off.

5. The qualitative and quantitative disclosure requirements for financial statements with respect to problem loans have been expanded.

6. Detailed requirements have been laid down for preparing guidelines to ensure a methodical process for establishing the provisions for credit losses, which are to be consistently applied, for documentation required to support the credit process and for internal controls for the methods and processes that are established.

7. The directive will be implemented in the financial statements as from 1 January 2010. The directive will not be implemented retroactively in the financial statements for previous periods. Transitional adjustments arising from the adoption of the directive as of 1 January 2010 will be included directly in surplus in the shareholders' equity item. At the time of the first implementation, the following, *inter alia,* will be required:

   - To write off, in the accounts, any debt which at that date meets the conditions for being written off in the accounts.

   - To classify as requiring special supervision, substandard or impaired, any debt that meets the conditions for such classification.

   - To cancel all interest income which has accumulated but not been paid for any debt which at that date meets the relevant conditions.

   - And to examine the need for adjusting the balance for current taxes and deferred taxes to be received or paid and adjustments for the balance of the provisions for credit losses for credit to the public and for credit and off-balance sheet products as at 1 January 2010.

A steering committee has been appointed as part of the Bank's preparations for the implementation of the above directive. The committee's members include representatives of the business divisions, and the

accounting and computerization functions. Sub-committees have been set up to deal with the establishment of work methods and with the directive's requirements.

The modification of the computer systems has begun, a project which involves material changes in the information systems in order to carry out the required processes.

As of the date of the publication of this report, the customization of the main component of the computerization process for managing and documenting credit losses has been completed. Preparations have begun for writing work procedures for classification of impaired debts in accordance with the new rules, and for preparing training and study programs in anticipation of 2009.

The Supervisor of Banks has not yet decided whether if, upon the directive's implementation, there will still be a requirement to make a supplementary provision for unidentified risks in the credit portfolio which are based on risk characteristics in the credit portfolio in accordance with the provisions of Proper Banking Management Directive No. 315. The Supervisor has also not yet decided how to deal with the banks' existing general provision. The total general and additional provisions as at 30 June 2008 amounted to NIS 855 million, of which the Bank - NIS 597 million.

It is not possible at this stage to estimate the implications for the Bank's future financial results of the implementation of the directive when it is adopted.

Note 2 - Securities
Reported Amounts

	30 June 2008 (Unaudited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
1. Debentures held to maturity:					
Debentures and bonds					
Government of Israel	**855**	**855**	**19**	**-**	**874**
Foreign Governments	**476**	**476**	**1**	**(3)**	**474**
Total debentures held to maturity	**1,331**	**1,331**	**20**	**(3)**	**1,348**

	30 June 2008 (Unaudited)				
	Amount in balance Sheet	Amortized cost (in Shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses	
	NIS millions				
2. Securities available for sale:					
Debentures and bonds -					
Government of Israel	**8,242**	**8,181**	**154**	**(93)**	**8,242**
Foreign Governments	**787**	**786**	**3**	**(2)**	**787**
Other companies	**20,900**	**21,600**	**39**	**(739)**	**20,900**
	29,929	**30,567**	**196**	**(834)**	**29,929**
Shares of other companies and mutual funds (b)	**4,135**	**3,606**	**666**	**(137)**	**4,135**
Total securities available for sale	**34,064**	**34,173**	**(c) 862**	**(c) (971)**	**34,064**

	30 June 2008 (Unaudited)				
	Amount in balance Sheet	Amortized cost (in shares - cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
3. Securities held for trading:					
Debentures and bonds					
Government of Israel	**5,119**	**5,042**	**90**	**(13)**	**5,119**
Foreign Governments	**136**	**136**	**-**	**-**	**136**
Other companies	**1,627**	**1,647**	**24**	**(44)**	**1,627**
	6,882	**6,825**	**114**	**(57)**	**6,882**
Shares and mutual funds					
Other companies	**1,217**	**1,317**	**-**	**(100)**	**1,217**
Total securities available for sale	**8,099**	**8,142**	**(d) 114**	**(d) (157)**	**8,099**
Total securities	**43,494**	**43,646**	**996**	**(1,131)**	**43,511**

See footnotes on page 127.

Note 2 - Securities (Cont'd)
Reported Amounts

	30 June 2007 (Unaudited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
1. Debentures held to maturity:					
Debentures and bonds					
Government of Israel	989	989	40	-	1,029
Foreign Governments	615	615	-	(14)	601
Other companies	122	122	-	-	122
Total debentures held to maturity	1,726	1,726	40	(14)	1,752

	30 June 2007 (Unaudited)				
	Amount in balance Sheet	Amortized cost (in Shares - cost)	Accumulated other comprehensive income Profits	Losses	Fair value (a)
	NIS millions				
2. Securities available for sale:					
Debentures and bonds -					
Government of Israel	8,829	8,682	206	(59)	8,829
Foreign Governments	6,118	6,237	1	(120)	6,118
Other companies	16,883	16,943	59	(119)	16,883
	31,830	31,862	266	(298)	31,830
Shares of other companies and mutual funds (b)	4,059	2,738	1,324	(3)	4,059
Total securities available for sale	35,889	34,600	(c) 1,590	(c) (301)	35,889

	30 June 2007 (Unaudited)				
	Amount in balance Sheet	Amortized cost (in shares - cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
3. Securities held for trading:					
Debentures and bonds					
Government of Israel	4,135	4,023	114	(2)	4,135
Foreign Governments	536	536	-	-	536
Other companies	2,109	2,068	47	(6)	2,109
	6,780	6,627	161	(8)	6,780
Shares and mutual funds					
Other companies	928	918	10	-	928
Total securities available for sale	7,708	7,545	(d) 171	(d) (8)	7,708
Total securities	45,323	43,871	1,801	(323)	45,349

See footnotes on page 127.

Note 2 - Securities (Cont'd)
Reported Amounts

	31 December 2007 (Audited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
1. Debentures held to maturity:					
Debentures and bonds					
Government of Israel	904	904	22	(1)	925
Foreign Governments	551	551	-	-	551
Other companies	126	126	-	(3)	123
Total debentures held to maturity	1,581	1,581	22	(4)	1,599

	31 December 2007 (Audited)				
	Amount in balance Sheet	Amortized cost (in Shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses	
	NIS millions				
2. Securities available for sale:					
Debentures and bonds -					
Government of Israel	8,875	8,855	91	(71)	8,875
Foreign Governments	1,228	1,227	7	(6)	1,228
Other companies	22,989	23,376	43	(430)	22,989
	33,092	33,458	141	(507)	33,092
Shares of other companies and mutual funds (b)	4,436	3,275	1,195	(34)	4,436
Total securities available for sale	37,528	36,733	(c) 1,336	(c) (541)	37,528

	31 December 2007 (Audited)				
	Amount in balance Sheet	Amortized cost (in shares - cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
3. Securities held for trading:					
Debentures and bonds					
Government of Israel	5,014	4,992	35	(13)	5,014
Foreign Governments	194	194	-	-	194
Other companies	1,933	1,924	34	(25)	1,933
	7,141	7,110	69	(38)	7,141
Shares and mutual funds					
Other companies	919	918	28	(27)	919
Total securities available for sale	8,060	8,028	(d) 97	(d) (65)	8,060
Total securities	47,169	46,342	1,455	(610)	47,187

See footnotes on page 127.

Note 2 - Securities (Cont'd)

(a) Fair value data are generally based on stock exchange quotations. The value of debentures traded abroad which are not listed on a recognized stock exchange has been determined on the basis of prices quoted by dealers in these debentures. Such quotations do not necessarily reflect the price which will be obtained upon sale of securities in large volumes.

(b) Including NIS 1,338 million with respect to shares which have no readily available fair value, which are presented at cost (31 December 2007 - NIS 972 million and 30 June 2007 - NIS 436 million). In accordance with Directives of the Supervisor of Banks from July 2003, credit to a certain customer in the communications sector was classified in the balance sheet as an investment in shares in the available for sale portfolio instead of in loans to the public, and shown with a fair value not exceeding the value of the loan.

(c) Regarding securities available for sale, total other income is included in shareholders' equity in the item "adjustments in respect of presentation of securities available for sale according to fair value", except securities intended for hedging for purposes of determining fair value.

(d) Reported in the profit and loss statement.

Note 2 - Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	30 June 2008 (Unaudited)				
	Amount in balance sheet	Amortized Cost	Accumulated other comprehensive income profits	losses	Fair value (a)
	NIS millions				
1. Additional details of Asset-backed securities available for sale Mortgage-backed securities (MBS):					
Pass-through securities:					
Securities guaranteed by GNMA	85	84	1	-	85
Securities issued by FNMA and FHLMC	1,168	1,180	3	(15)	1,168
Securities issued by others	10	10	-	-	10
Total	1,263	1,274	4	(15)	1,263
Other Mortgage-backed securities (including CMO and STRIPPED MBS)					
Securities issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	1,814	1,823	8	(17)	1,814
Other Mortgage-backed securities	74	90	-	(16)	74
Total	1,888	1,913	8	(33)	1,888
Asset-backed securities (ABS):					
Credit card debtors	55	55	-	-	55
Lines of credit for any purpose secured by dwelling	7	8	-	(1)	7
Credit for purchase of vehicle	64	64	-	-	64
Other credit to private persons	31	31	-	-	31
Credit not to private persons	1	1	-	-	1
Others	1,332	1,540	1	(209)	1,332
Of which: CLO	1,027	1,170	-	(143)	1,027
Of which: SCDO	277	341	1	(65)	277
Total	1,490	1,699	1	(210)	1,490
Total Asset-backed securities available for sale	4,641	4,886	13	(258)	4,641

Note 2 - Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	30 June 2008 (Unaudited)				
	Amount In balance sheet	Amortized Cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions				
2. Additional details of Asset-backed securities held for trading Mortgage-backed securities (MBS):					
Pass-through securities:					
Securities issued by FNMA and FHLMC	5	5	-	-	5
Securities issued by others	-	-	-	-	-
Total	5	5	-	-	5
Other Mortgage-backed securities (including CMO and STRIPPED MBS)					
Securities issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	39	38	1	-	39
Other Mortgage-backed securities	141	153	-	(12)	141
Total	180	191	1	(12)	180
Asset-backed securities (ABS):					
Credit card debtors	9	9	-	-	9
Lines of credit for any purpose secured by dwelling	22	24	-	(2)	22
Credit for purchase of vehicle	11	11	-	-	11
Other credit to private persons	1	1	-	-	1
Credit not to private persons	13	13	-	-	13
Others	3	3	-	-	3
Total	59	61	-	(2)	59
Total Asset-backed securities held for trading	244	257	1	(14)	244

Note 2 - Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	31 December 2007 (Audited)				
	Amount in balance sheet	Amortized Cost	Accumulated other comprehensive income profits	losses	Fair value (a)
	NIS millions				
1. Additional details of Asset-backed securities available for sale Mortgage-backed securities (MBS):					
Pass-through securities:					
Securities guaranteed by GNMA	119	119	-	-	119
Securities issued by FNMA and FHLMC	1,563	1,587	1	(25)	1,563
Securities issued by others	114	116	-	(2)	114
Total	1,796	1,822	1	(27)	1,796
Other Mortgage-backed securities (including CMO and STRIPPED MBS)					
Securities issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	2,324	2,343	2	(21)	2,324
Other Mortgage-backed securities	32	34	-	(2)	32
Total	2,356	2,377	2	(23)	2,356
Asset-backed securities (ABS):					
Credit card debtors	148	149	-	(1)	148
Lines of credit for any purpose secured by dwelling	11	11	-	-	11
Credit for purchase of vehicle	175	176	-	(1)	175
Other credit to private persons	82	82	-	-	82
Credit not to private persons	1	1	-	-	1
Others	1,701	1,822	6	(127)	1,701
Of which: CLO	1,226	1,287	-	(61)	1,226
Of which: SCDO	430	491	5	(66)	430
Total	2,118	2,241	6	(129)	2,118
Total Asset-backed securities available for sale	6,270	6,440	9	(179)	6,270

2. The fair value of Asset-backed debentures that are included in the trading portfolio as of 31 December 2007 amounted to NIS 390 million, of which some NIS 344 million are mortgage-backed securities and some NIS 46 million are other asset-backed securities.

Note 2 - Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	30 June 2008 (Unaudited)					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value
	NIS millions					
Additional details of asset-backed securities available for sale which include unrealized losses from adjustments to fair value						
Pass-through (MBS)	**461**	**(4)**	**463**	**(12)**	**924**	**(16)**
Other Mortgage-Backed Securities (including REMIC, CMO and STRIPPED MBS)	**788**	**(25)**	**472**	**(8)**	**1,260**	**(33)**
Asset-backed securities (ABS)	**925**	**(154)**	**299**	**(55)**	**1,224**	**(209)**
Total	**2,174**	**(183)**	**1,234**	**(75)**	**3,408**	**(258)**

	31 December 2007 (Audited)					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value
	NIS millions					
Additional details of asset-backed securities available for sale which include unrealized losses from adjustments to fair value						
Pass-through (MBS)	248	(2)	1,178	(24)	1,426	(26)
Other Mortgage-Backed Securities (including REMIC, CMO and STRIPPED MBS)	1,239	(13)	775	(10)	2,014	(23)
Asset-backed securities (ABS)	1,395	(111)	497	(19)	1,892	(130)
Total	2,882	(126)	2,450	(53)	5,332	(179)

Note 3 - Provision for Doubtful Debts
Reported amounts (Unaudited)

	For the three months ended 30 June 2008			
	Specific Provision (a)	Specific Provision According to depth of arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	**7,279**	**697**	**850**	**8,826**
Provisions during the period	**361**	**86**	**5**	**452**
Decrease in provisions	**(80)**	**(48)**	**-**	**(128)**
Collection of past years' write-offs	**(8)**	**-**	**-**	**(8)**
Net amount charged to statement of profit and loss	**273**	**38**	**5**	**316**
Write-offs	**(73)**	**(14)**	**-**	**(87)**
Balance of provision at end of the period	**7,479**	**721**	**855**	**9,055**
Including balance of provision not deducted from credit to the public	**248**	**-**	**118**	**366**

	For the three months ended 30 June 2007			
	Specific Provision (a)	Specific Provision According to depth of arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,510	674	1,004	9,188
Provisions during the period	329	57	2	388
Decrease in provisions	(264)	(50)	(30)	(344)
Collection of past years' write-offs	(6)	-	-	(6)
Net amount charged to statement of profit and loss	59	7	(28)	38
Write-offs	(137)	(9)	-	(146)
Balance of provision at end of the period	7,432	672	976	9,080
Including balance of provision not deducted from credit to the public	204	-	117	321

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Note 3 - Provision for Doubtful Debts
Reported amounts (Unaudited)

	For the six months ended 30 June 2008			
	Specific Provision (a)	Specific Provision According to depth of arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	**7,250**	**688**	**875**	**8,813**
Provisions during the period	**814**	**163**	**(9)**	**968**
Decrease in provisions	**(283)**	**(97)**	**(11)**	**(391)**
Collection of past years' write-offs	**(17)**	**-**	**-**	**(17)**
Net amount charged to statement of profit and loss	**514**	**66**	**(20)**	**560**
Write-offs	**(285)**	**(33)**	**-**	**(318)**
Balance of provision at end of the period	**7,479**	**721**	**855**	**9,055**
Including balance of provision not deducted from credit to the public	**248**	**-**	**118**	**366**

	For the six months ended 30 June 2007			
	Specific Provision (a)	Specific Provision According to depth of arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,580	675	1,024	9,279
Provisions during the period	446	109	10	565
Decrease in provisions	(348)	(91)	(58)	(497)
Collection of past years' write-offs	(19)	-	-	(19)
Net amount charged to statement of profit and loss	79	18	(48)	49
Write-offs	(227)	(21)	-	(248)
Balance of provision at end of the period	7,432	672	976	9,080
Including balance of provision not deducted from credit to the public	204	-	117	321

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Note 3 - Provision for Doubtful Debts (cont'd)
Details on housing loans and the method of calculating the specific provision - Reported amounts (Unaudited)

	30 June 2008					
		Problematic debts				
				Specific provision		
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears (d)	Other	Total
	(NIS millions)					
Housing loans that require calculating the provision according to depth of arrears	**27,426**	**607**	**340**	**502**	**-**	**502**
"Large loans" (a)	**5,490**	**122**	**218**	**172**	**-**	**172**
Other loans (b)	**6,778**	**203**	**28**	**47**	**13**	**60**
Total	**39,694**	**932**	**586**	**721**	**13**	**734**

	30 June 2007				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of Arrears (d)	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	26,872	867	271	483	483
"Large loans" (a)	2,406	176	221	138	138
Other loans (b)	4,115	128	33	51	51
Total	33,393	1,171	525	672	672

(a) Housing loans the balance of each is higher than NIS 828 thousand (30 June 2007 - NIS 782 thousand), including loans for purchase and loans for any purpose that are secured by a mortgage.

(b) Loans for any purpose secured by mortgage, the balance of each is lower than NIS 828 thousand.

(c) Including interest on the amount in arrears.

(d) Including balance of specific provision in excess of amount according to depth of arrears in the amount of NIS 146 million (30 June 2007 - NIS 137 million).

Note 4 - Shareholders' Equity and Capital Adequacy

Calculated pursuant to Directives Nos. 311 and 341 issued by the Supervisor of Banks regarding "minimum capital ratio" and "allocation of capital in respect of exposure to market risks"

Reported amounts

	30 June 2008	30 June 2007	31 December 2007
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions		
1. Bank's capital for purposes of calculating the capital ratio			
Tier I capital	**20,375**	18,637	18,842
Total capital	**31,030**	28,477	28,737

	30 June 2008		30 June 2007		31 December 2007	
	(Unaudited)		(Unaudited)		(Audited)	
	Balances*	Weighted average balances of credit risk	Balances *	Weighted average balances of credit risk	Balances *	Weighted average balances of credit risk
	NIS millions					
2. Weighted average balances of risk						
Credit risk						
Assets	**292,335**	**209,664**	297,315	204,471	302,484	209,256
Off-balance sheet instruments	**48,007**	**32,773**	42,682	29,801	49,883	33,764
Total off-balance sheet instruments	**340,342**	**242,437**	339,997	234,272	352,367	243,020
Market risk	**-**	**7,435**	-	5,164	-	6,531
Total risk assets	**340,342**	**249,872**	339,997	239,436	352,367	249,551

* Assets - balance sheet balances, off-balance sheet instruments - stated value weighted on the basis of credit conversion factors.

Note 4 - Shareholders' Equity and Capital Adequacy (cont'd)

Calculated pursuant to Directives Nos. 311 and 341 issued by the Supervisor of Banks regarding "minimum capital ratio" and "allocation of capital in respect of exposure to market risks"

Reported amounts

	30 June 2008	30 June 2007	31 December 2007
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions		
3. Ratio of capital to risk assets			
The ratio of tier I capital to risk assets	**8.15**	7.78	7.55
The ratio of total capital to risk assets	**12.42**	11.89	11.52
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00	9.00
Capital adequacy in principal subsidiaries			
Bank Leumi Mortgage Bank Ltd.			
The ratio of tier I capital to risk assets	**6.50**	6.59	6.63
The ratio of total capital to risk assets	**9.76**	9.89	9.96
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00	9.00
Arab-Israel Bank Ltd.			
The ratio of tier I capital to risk assets	**16.75**	20.75	15.98
The ratio of total capital to risk assets	**17.12**	21.20	16.38
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00	9.00
Bank Leumi USA			
The ratio of tier I capital to risk assets	**8.60**	8.43	8.23
The ratio of total capital to risk assets	**10.90**	11.30	11.03
Ratio of total minimum capital to risk assets required by the local Authorities	**10.00**	10.00	10.00

Note 5 - Assets and Liabilities Classified According to Linkage Basis as at 30 June 2008 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4.922	546	19,846	3,288	2,627	-	31,229
Securities	7,981	6,031	13,605	9,598	927	5,352	43,494
Securities borrowed or purchased under agreement to resell	641	-	101	-	-	-	742
Credit to the public (b)	97,972	54,147	32,538	6,745	10,289	26	201,717
Credit to governments	-	248	283	-	-	-	531
Investments in affiliated companies	7	-	-	-	-	1,888	1,895
Buildings and equipment	-	-	-	-	-	3,317	3,317
Other assets	4,264	144	2,332	713	803	821	9,077
Total assets	115,787	61,116	68,705	20,344	14,646	11,404	292,002
Liabilities							
Deposits of the public	97,150	26,062	66,843	21,658	9,837	202	221,752
Deposits from banks	5,987	866	1,072	881	160	-	8,966
Deposits from governments	53	655	114	11	-	-	833
Securities loaned or sold under agreement to repurchase	255	-	117	-	-	-	372
Debentures, bonds and subordinated notes	3,001	16,916	2,003	-	-	-	21,920
Other liabilities	9,587	3,856	1,685	752	1,062	564	17,506
Total liabilities	116,033	48,355	71,834	23,302	11,059	766	271,349
Difference	(246)	12,761	(3,129)	(2,958)	3,587	10,638	20,653
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	4	(4)	-	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	8,503	(7,617)	603	2,220	(3,709)	-	-
Options in the money, net (in terms of underlying asset)	400	(10)	125	(423)	(92)	-	-
Options out of the money, net (in terms of underlying asset)	(106)	(1)	95	(4)	16	-	-
Total	8,551	5,133	(2,302)	(1,169)	(198)	10,638	20,653
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	318	(20)	684	(654)	(328)	-	-
Options out of the money, net (discounted par value)	1,843	(8)	(1,546)	(171)	(118)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Note 5 - Assets and Liabilities Classified According to Linkage Basis (cont'd) as at 30 June 2007 (Unaudited) Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,669	594	30,730	6,081	3,208	-	45,282
Securities	7,003	6,321	18,208	7,843	961	4,987	45,323
Securities borrowed or purchased under agreement to resell	320	-	-	-	-	-	320
Credit to the public (b)	81,934	51,308	40,490	6,806	12,881	525	193,944
Credit to governments	-	244	506	-	-	-	750
Investments in affiliated companies	12	-	-	-	-	1,753	1,765
Buildings and equipment	-	-	-	-	-	3,163	3,163
Other assets	1,688	28	2,429	313	907	1,067	6,432
Total assets	95,626	58,495	92,363	21,043	17,957	11,495	296,979
Liabilities							
Deposits of the public	90,200	27,145	84,707	21,245	12,237	987	236,521
Deposits from banks	4,686	1,075	1,448	440	813	-	8,462
Deposits from governments	476	830	205	7	1	-	1,519
Securities loaned or sold under agreement to repurchase	-	-	64	-	-	-	64
Debentures, bonds and subordinated notes	833	12,878	2,907	-	-	-	16,618
Other liabilities	7,050	2,994	2,049	253	1,045	640	14,031
Total liabilities	103,245	44,922	91,380	21,945	14,096	1,627	277,215
Difference	(7,619)	13,573	983	(902)	3,861	9,868	19,764
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	57	(22)	(35)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,863	(8,144)	(1,965)	(112)	(3,642)	-	-
Options in the money, net (in terms of underlying asset)	(326)	7	44	173	102	-	-
Options out of the money, net (in terms of underlying asset)	101	(3)	(86)	90	(102)	-	-
Total	6,019	5,433	(967)	(773)	184	9,868	19,764
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(1,026)	7	627	237	155	-	-
Options out of the money, net (discounted par value)	(398)	(17)	456	262	(303)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Note 5 - Assets and Liabilities Classified According to Linkage Basis (cont'd) as at 31 December 2007 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	8,039	587	23,026	6,347	4,330	-	42,329
Securities	8,081	6,455	17,322	9,003	953	5,355	47,169
Securities borrowed or purchased under agreement to resell	655	-	-	-	-	-	655
Credit to the public (b)	88,584	53,314	36,826	7,315	12,419	99	198,557
Credit to governments	-	251	391	-	-	-	642
Investments in affiliated companies	15	-	-	-	-	1,858	1,873
Buildings and equipment	-	-	-	-	-	3,276	3,276
Other assets	2,980	113	2,210	532	907	908	7,650
Total assets	108,354	60,720	79,775	23,197	18,609	11,496	302,151
Liabilities							
Deposits of the public	96,656	26,919	79,842	22,457	11,676	495	238,045
Deposits from banks	2,596	669	1,555	753	566	-	6,139
Deposits from governments	58	788	343	9	-	-	1,198
Securities loaned or sold under agreement to repurchase	173	-	58	-	-	-	231
Debentures, bonds and subordinated notes	842	15,821	2,585	-	-	-	19,248
Other liabilities	10,566	3,082	1,782	578	1,035	593	17,636
Total liabilities	110,891	47,279	86,165	23,797	13,277	1,088	282,497
Difference	(2,537)	13,441	(6,390)	(600)	5,332	10,408	19,654
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	6	(6)	-	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	10,775	(10,030)	4,075	99	(4,919)	-	-
Options in the money, net (in terms of underlying asset)	88	(1)	(312)	55	170	-	-
Options out of the money, net (in terms of underlying asset)	(41)	(4)	(168)	119	94	-	-
Total	8,285	3,406	(2,789)	(333)	677	10,408	19,654
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	467	-	(573)	(65)	171	-	-
Options out of the money, net (discounted par value)	1,465	(17)	(2,326)	559	319	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Note 6 - Contingent Liabilities and Special Commitments
Reported Amounts

	30 June 2008 (Unaudited)	31 December 2007 (Audited)
	NIS millions	
A. Off-balance sheet financial instruments		
Balances of contracts or their stated amounts as at the end of the year		
Transactions in which the balance reflects a credit risk		
Documentary credits	3,063	2,582
Credit guarantees	7,551	6,993
Guarantees to apartment purchasers	8,161	7,440
Other guarantees and liabilities	12,910	13,822
Commitments regarding uncompleted credit card transactions		
Unutilized credit card facilities	15,965	14,993
Other unutilized revolving credit facilities to the public and credit facilities on demand	18,425	17,347
Irrevocable commitments to provide credit which has been approved and not yet granted	19,918	21,335
Commitments to issue guarantees	5,562	5,883
B. Other contingent liabilities and special commitments:		
(1) Long-term rental contracts -		
Commitments in respect of rental of buildings, equipment and motor vehicles payable in the following years:		
First year	184	246
Second year	127	131
Third year	105	107
Fourth year	79	80
Fifth year	53	53
After five years	90	106
Total	638	723
Commitments to purchase securities	393	298
Commitments to invest in buildings, equipment and in other assets	184	219
(2) Future deposits		
Transactions with depositors for purposes of receipt of large deposits at various future dates and at fixed interest rates determined in advance as of the date of the investment		
Details of future deposits and deposits dates as was determined by the terms of the transactions		
First year	17	17
Second year	17	17
Third year	17	17
Fourth year	17	17
Fifth year	17	17
After five years	38	49
Total future deposits	123	134

Note 6 – Contingent Liabilities and Special Commitments

C. In the regular course of business, legal claims have been filed against the Bank and certain consolidated companies, including petitions for approval of class actions.

In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the petitions for approval of class actions, appropriate provisions have been recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.

In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies on various subjects, the amount of each of which exceeds NIS 2 million, and regarding which the chances of the claims succeeding are not remote, amounts to some NIS 101 million.

1. The following are details of claims in material amounts.

A. In September 1997, a foreign company in the process of liquidation filed a claim against the Bank, against a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and against certain of their employees, in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to a transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it. On 24 June 2008, the Jerusalem District Court gave the effect of a judgement to the settlement agreement signed by the parties. The settlement amount will be paid by the insurance company that had insured the Bank at the time of the event which was the subject of the claim.

B. On 15 June 2000, a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with a petition to approve the claim as a class action, in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in various publications, promised depositors of shekel deposits made by self service through direct banking channels, that they would receive a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit could have misled the depositors into thinking that the 1% additional interest would be paid also in respect of the periods in which the deposit was automatically renewed and not only in respect of the original deposit period, as was the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors he represents, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

C. On 14 October 2004 a petition to approve a claim as a class action in the amount of some NIS 2 billion was filed against the Bank with the Tel Aviv-Jaffa District Court on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the petitioner that he and all other customers of the Bank were charged fixed management fees, credit provision fees and

securities deposit management fees unlawfully and contrary to the exemptions indicated beside the fees on the Bank's price list. The petitioner maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The petitioner is also claiming that in this way the Bank was unlawfully enriched.

After the Bank submitted to the Court its response to the petition to approve the claim as a class action, and the petitioner submitted a reply to the Bank's response to the petition for approval of a class action, a petition was filed with the Court to amend the statement of claim, pursuant to which the petitioner requested to strike out all that part of the claim relating to the securities deposit management fee commission. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. Following the amendment, the Bank submitted an amended response to the amended petition for approval of the claim as a class action and an amended reply of the petitioner was filed.

On 25 December 2007, the Tel Aviv District Court denied the petition for approval of the claim as a class action. The plaintiff filed an appeal to the Supreme Court regarding this ruling on 10 February 2008.

D. In June 2005, a petition for the approval of the filing of a class action was filed against the Bank in the Tel Aviv-Jaffa District Court in the amount of NIS 576 million.

The petitioner claims that the Bank did not stand by promises advertised on its Internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the Internet. The petitioner is demanding that the Bank pay him and all depositors through the Internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits. The Bank has filed its response to the petition for approval of the claim as a class action.

E. In February 2006 a petition for the approval of filing a class action was filed against the Bank by a customer of the Bank in the Tel Aviv-Jaffa District Court, in an amount estimated by the petitioner at some NIS 300 million.

According to the petitioner, in the framework of the sale of structured products to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which inures to the benefit of the Bank in the transaction, which in the petitioner's view contradicts the duty for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is made up of all Bank customers who invested in various structured products marketed by the Bank, from January 1999 until January 2006, and to whom the Bank did not disclose what allegedly should have been disclosed. The Bank has filed its response to the petition for the approval of the claim as a class action.

F. On 12 September 2006, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim B.M. and Israel Discount Bank Ltd. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the petitioner, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as

a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The remedy requested by the petitioner is refund of the alleged over-charging to the respondents' customers, who took unlinked shekel credit or a "retroactive reduction" of the said interest and commission rates that the respondent banks collected during the past decade. The Bank has filed its response to the petition for the approval of the claim as a class action.
On 21 January 2008, the Tel Aviv District Court granted the petition, and approved the pursuance of the claim as a class action. The Bank has submitted a petition for leave to appeal the ruling to the Supreme Court. The Supreme Court's ruling of 29 May 2008 provided that the Attorney General must submit his opinion regarding the petition. The Attorney General has notified the Supreme Court that he will take part in the proceeding regarding the petitions for leave to appeal submitted by the banks and will submit his position in writing.

G. On 31 January 2007, a petition to approve a class action was filed in the Tel-Aviv-Jaffa District Court against the Bank, as well as against Israel Discount Bank Ltd. and the First International Bank of Israel Ltd. One of the petitioners is, he alleges, a member of provident funds which he claims are managed by the Bank and are under its ownership. The said petitioner alleges that the commissions being paid by the provident funds to the Bank in respect to transactions in securities are "excessive." He claims that he and the other fund members have suffered damage in the amount of commissions that were paid that were beyond the "reasonable and acceptable commissions that should have been paid." The amount being claimed in the class action from all of the respondents is NIS 200 million. The petitioners are requesting various remedies, including the determination of a ceiling for commissions in accordance with "an appropriate rate," as well as an order that the Bank restore to the funds all of the commissions that it over-charged them, together with appropriate interest. The Bank has filed its response to the petition for the approval of the claim as a class action. On 26 June 2008, the District Court ruled, approving the withdrawal notices submitted by the petitioners in the case and dismissing the claim without awarding costs.

H. On 23 November 2006, a claim and a petition to approve the claim as a class action were filed in the Jerusalem District Court against the Bank and against Bank Hapoalim B.M. and Israel Discount Bank Ltd. The petitioners allege that in respect to credit to the households sector, the banks collect interest at a rate that is much higher than that collected from the commercial sector and from the corporate sector, this in spite of the fact that the risk in extending credit to the households sector is significantly lower than the risk for those sectors, and that this excessive interest rate derives from the exploitation of the low level of bargaining power of the households sector and from the monopolistic power of the respondents. The petitioners allege that this is an infringement of the Restrictive Trade Practices Law, 1988, which prohibits a monopolist from abusing its position in the market, and that there is a real fear that the lack of competition among the respondents, regarding all matters concerning the households sector, is the result of a restrictive arrangement among the parties.

The petitioners also allege that the interest rate was determined while misleading the consumers regarding the usual price for credit service to the households sector, contrary to the provisions of the Consumer Protection Law, 1981 and the Banking (Service to Customer) Law, 1981.

The petitioners allege that the damage caused to them and the members of the group is the result of the multiple of (1) the gap between the interest rate effectively collected and the fair interest rate that would have been established for loans to the households sector in a competitive market, (2) the amounts of credit that each of the petitioners and members of the group took during the seven years preceding the filing of the claim.

The damage alleged by them is NIS 5.6 billion according to one method, and NIS 5.2 billion according to a second method. Of this amount, the estimated damage attributed to the Bank's customers is at least NIS 1.6 billion. The Bank filed its response to the petition for the approval of the claim as a class action. The court granted a petition filed by the Bank for a stay of these proceedings and ordered they be stayed until the Supreme Court renders a decision regarding the petition for leave to appeal filed by the Bank with respect to the decision to approve as a class action the claim described in paragraph F above.

I. On 31 January 2008, 260 identical claims were filed in the Tel Aviv-Jaffa Magistrate's Court against the Bank and receivers that were appointed by the court. The amounts of the claims vary between some NIS 787,000 and some NIS 1,350,000. Pursuant to the Court's ruling, the proceedings for all the above-mentioned claims were combined, and they will be heard as one claim. The total amount of the claims is some NIS 270 million. The plaintiffs are the purchasers of vacation apartments in the Nofit Hotel in Eilat. According to the plaintiffs, the Bank and the receivers were negligent in supervising the project and refrained from paying for guarding it, and as a result, the plaintiffs suffered significant damages, including a decline in the value of the apartments. These claims are in addition to five other claims that have filed against the Bank on the same ground, and which are being heard separately. The total amount of all the claims in connection with this project is some NIS 288.6 million.

J. On 1 April 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, additional banks, and entities that purchased the control of the mutual fund managers from the banks. The amount claimed against the Bank is estimated by the petitioners at some NIS 131 million.

The petitioners claim that they held and hold units in mutual funds that were managed by fund managers controlled by the Bank. According to the petitioners, the Bank, beginning in 2004, charged the fund managers it controlled brokerage commissions with respect to the execution of securities and foreign currency transactions, at a rate higher than the rate it charged other entities, and in doing so, it acted unlawfully.

According to them, although during 2006 the Bank sold its holdings in the fund managers to third parties, it continues to provide the same services to the mutual funds in exchange for even higher commissions than those charged prior to the sale of the control. The continued provision of the said services suggests that the Bank and the purchasers of the control of the fund managers had agreed that in exchange for a reduction in the price paid for mutual fund managers, the Bank would continue to provide the trading services that it had provided prior to the sale, in exchange for the high commissions that had been charged up until the sale – a matter which removes all substance, they allege, from the sale of the control of the fund managers.

The petitioners argue that they and the other holders of mutual fund units that were or are under the Bank's control have suffered damages that reflect the reduction in the value of the mutual fund units due to the alleged over-charging. The Bank has filed its response to the petition for the approval of the claim as a class action.

K. On 26 June 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, for a claim in the amount of NIS 200 million. The plaintiff claims that the Bank charges its customers securities deposit management fee commissions which are higher than agreed, each time a low volume partial sale of a specific share takes place during a single quarter, for which a commission is paid on the execution date at the minimum rate established in the Bank's price list, and in addition a management fee commission is paid at the end of the quarter for shares that were not sold. Therefore, each time the plaintiff carried out a low volume partial sale of a particular share for which the

commission was less than the minimum, the Bank charged the customer with the minimum commission as well as the management fee commission collected at the end of the quarter, with the aggregate amount of the two commissions being higher than the agreed maximum management fees that the Bank was entitled to collect. The plaintiff claims that the Bank was required to deduct the minimum commission collected at the time of the partial sale from the total amount of the management fees. The plaintiff also argues that the Bank's documents and announcements do not reflect the amounts of the management fee commissions that are actually charged during a single quarter. The Bank has filed its response to the petition for the approval of the claim as a class action.

2. In addition, there are legal claims pending against the Bank, including petitions for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of these legal proceedings, it is not possible at this stage to estimate the chances of the claims and therefore no provision has been recorded in respect thereof. The following are the details of the legal claims:

A. On 11 October 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, in the amount of some NIS 435 million. The plaintiffs claim that the Bank collects management fees for securities deposit accounts, in the minimum amount of NIS 5.5, for securities that are bought and sold on the same day, even if they are held for only one hour; that the Bank unilaterally cancelled an exemption from the management fee that the Bank undertook to give, the plaintiffs claim, regarding the purchase of certain mutual funds through monthly standing orders; the Bank collects a commission for the buying and selling of securities at the minimum rate, without providing a 20% discount which is given, according to the Bank's representations, in respect of buying and selling commissions regarding transactions carried out through the Internet; when a notional sale of securities was carried out by customers during the month of December 2005 (in anticipation of the rise in tax rates for capital market transactions at the beginning of 2006), the Bank did not – according to the plaintiffs – treat the management fees that it had collected as a deductible expense for the customer when calculating the applicable tax. The plaintiffs further contend that if a security is sold during a particular quarter and the customer is charged with a minimum securities management fee, such fee should be deducted from the minimum management fee that the bank charges for that quarter, and the Bank does not do so; that the Bank charged an exorbitant penalty for withdrawing funds from deposits other than at the set exit dates of the deposits and that such fines reduced accumulated interest and principal; that with regard to daily deposits of the *Pidyom* type, the Bank rounds up the interest to a full *agora* each day, which the plaintiffs argue is in violation of Bank of Israel directives according to which the rounding up is to be done only once; that the Bank does not consolidate a single customer's shekel deposits which are of the same type and for the same period, and that the customer suffers loss by receiving a lower interest rate than would have been received if the Bank had consolidated the deposits.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

B. On 3 April 2008, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim and Israel Discount Bank. The claim against the 3 banks is estimated at some NIS 84 million. The plaintiffs claim that the Banks are unjustly enriching themselves and receiving enormous profits from the interest accumulated with them on the taxes they collect from their customers by withholding such taxes at source upon the sale of securities, the sale of shekel deposits and the sale of mutual fund units and from any "other income" in accordance with the provisions of Section 164 of the Income Tax Ordinance and/or in accordance with the Income Tax (Withholding from Proceeds, from a Payment or from a Capital Gain Upon the Sale of a Security, the Sale of a Mutual Fund Unit or a Futures Transaction) Regulations, 2002. The plaintiffs claim that the banks collect the

tax amounts on the date of the sale of a security, deposit or mutual fund unit, but that they only transfer these tax amounts to the Tax Authority on the 15th of the month. They contend that the interest that enures from the retention of the tax amounts by the banks constitutes unjust enrichment on the part of the banks, vis-à-vis the customers from whom the taxes are collected.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this preliminary stage to estimate the chances of the petition.

C. On 6 May 2008, a claim and a petition to approve it as a class action were filed in the Tel Aviv-Jaffa District Court. According to the plaintiff, the Bank charges its customers' accounts with the legal expenses incurred in handling such customers' debts, without obtaining the approval of any legal tribunal, and in violation of the directives of the Supervisor of Banks – "Proper Banking Management Directives – Charging Customers for Attorneys' Fees." Additionally, when the Bank charges its customers' accounts with the legal expenses (both those approved by a legal tribunal and those that have not been so approved), the Bank collects interest on such expenses at the interest rate applicable to the account (which in many cases is excess interest on arrears) and not at the interest and linkage rates which the Bank is permitted to collect in accordance with the Adjudication of Interest and Linkage Law, 1961. The requested remedy is the reimbursement of all excess amounts charged by the Bank, without an indication of the amount, although it is alleged that "this is a vast amount." The lawsuit is filed in the name of all the Bank's customers whose accounts were charged with legal expenses during the seven years preceding the filing of the petition to approve the class action.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

D. On 14 May 2008, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank and against Bank Hapoalim (the "Banks"). The petitioner alleges that he maintains current accounts at these banks and that no interest has been paid to him in respect of the periods during which there was a credit balance in the accounts. The petitioner further claims that it was not explained to him that there is an investment channel which can produce daily interest in respect of amounts held in credit in his accounts. The Banks' alleged behavior constitutes, according to the petitioner, a violation of several legal provisions, including the Restrictive Trade Practices Law, the Trusts Law, the Custodians Law, the Unjust Enrichment Law, the Banking Ordinance and the Banking (Service to Customer) Law. The group in whose name the claim has been filed and which the court is being asked to approve consists of anyone who has been a customer of the Banks and who, at any time during the 7 years preceding the filing of the claim, had a credit balance in a current account with respect to which no interest was paid. The amount of the alleged class action is estimated by the petitioner at NIS 3.4 billion, while the claim does not specify the amount of damage attributed to each of the Banks. However, the opinion attached to the petition for approval, which presents the manner in which the alleged damage was calculated, indicates that the part of the damage attributed to the Bank is NIS 1.69 billion.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

E. On 29 May 2008, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Israel Discount Bank, the Mercantile Discount Bank and the First International Bank of Israel. The petitioners' claim is estimated at a total amount of some NIS 115 million against all the banks, without any attribution of a specific amount to each bank. The petitioners claim that when a bank buys a foreign currency check from a customer which is drawn on an account at a bank located abroad, the value date on which the

customer's account is credited with the amount of the check is a day later than the value date on which the amount of the check is deducted from the account on which the check is drawn. This is done in a manner which, according to the petitioners' claim, allows the bank to keep in its possession the funds that are being transferred for a period of time. The class to which the action refers is composed of all the banks' customers for whom fund transfers were carried about from abroad to their accounts in Israel, either through bank transfers or through the deposit of foreign currency checks, during the seven years preceding the filing of the action, where the value date on which their account in the bank was credited was later than the value date on which the funds were drawn from the transferring bank. The grounds for the class action for which approval is being sought are based on a claim regarding non-disclosure and misleading of customers by the banks, regarding the value date for the crediting of the amounts in their accounts. It is also based on claims of unjust enrichment, breach of statutory duty and breach of contract

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

F. On 30 June 2008, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Israel Discount Bank and Bank Hapoalim, (the "Banks"). The claim relates to the commissions charged by the Banks for various banking services provided by them to their private customers ("operational" commissions, as distinguished from commissions for the allocation, granting and handling of credit, which are not part of the claim). It is claimed that the Banks had agreed among themselves regarding the increase or reduction of the rates of the commissions, and that it is suspected that agreements were also reached regarding the creation of new commissions. It is claimed that in so doing , the Banks maintained an illegal restrictive arrangement regarding the rates of the commissions they collect from their customers, they abused their monopolistic power (the Banks constituting, it is argued, an oligopoly), and that they unjustly enriched themselves at the expense of their customers. The petition claims that because of these said restrictive arrangements, the Banks' customers paid an unfair rate for the commissions, higher than would have been paid were it not for the existence of the cartel that prevented free competition. The calculation of the amount claimed is presented as being derived from the Banks' income from commissions paid by households and those resulting from private banking. It is claimed, as an estimation, that half of this income was collected following a coordination of rates as a result of the restrictive practices, and had the rates not been coordinated between the Banks, the commissions would have been significantly lower, by at least 25%. Therefore, in accordance with the various assumptions indicated in the petition, the amount of the total damage is estimated in the amount of NIS 3.5 billion, while the petition's caption indicates that the amount of the claim is NIS 3 billion. No specific attribution has been made of the damage claimed to each of the Banks, but the petition mentions that the Bank's relative share of banking activity in Israel is estimated at some 30%.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

G. On 4 August 2008, a claim and a petition to approve it as a class action were filed in the Jerusalem District Court against the Bank, Israel Discount Bank, "Kahal" Supplementary Training Funds Management (1996) Ltd. ("Kahal") and the Supervisor of the Capital Market, Insurance and Savings (as a formal defendant). According to the petitioner, Kahal had transferred, in accordance with the Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005, and at the banks' instruction, the control of the assets of the provident funds controlled by Kahal to a "different management company" and that the banks allegedly illegally assumed and appropriated to themselves the consideration amounts

that they received from the other management company, for "the transfer of the control of the assets of the provident funds as well as their management and the trusteeship of them," since a management company and a management company's controlling shareholder may not receive any benefit whatsoever, direct or indirect, in connection with the management of a provident fund, other than expenses and management fees. It is claimed that the consideration amounts received for the said transfer of control of the provident funds are proceeds produced by the assets of the provident funds, and their source is the members' rights stemming from such assets, and that this is a profit which therefore belongs to the members of the provident funds and not to any of the defendants. It is claimed that the consideration received by the banks amounts to some NIS 260 million, with the Bank's share in this amount coming to NIS 149.5 million.

The petitioner bases the claim on, *inter alia*, violation of the Control of Financial Service (Provident Funds) Law, 2005, the Joint Investments Trusts Law, 1994, the Unjust Enrichment Law, the Contracts Law, the Banking (Licensing) Law, the Agency Law and the Trusts Law. The group in whose name the approval of the class action is sought is composed of: all members of all the provident funds whose assets were controlled and managed by each of the trust managers (apparently referring to Kahal) that were owned and/or controlled by the respondent bank, and transferred to their replacements. The petitioner added the Supervisor of the Capital Market, Insurance and Savings to the claim and to the petition for approval since, according to the petitioner, the Supervisor is charged with licensing, control and implementation of the provisions of the Provident Funds Law, and it is therefore appropriate that he, in terms of the public interest, present his position, and since this would assist in clarifying and deciding the questions raised in the class action.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

H. On 4 August 2008, a claim and a petition to approve it as a class action were filed in the Jerusalem District Court against the Bank, Leumi Gemel Ltd. and the Supervisor of the Capital Market, Insurance and Savings (as a formal defendant). According to the petitioner, Leumi Gemel transferred, in accordance with the Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005, and at the Bank's instruction, the control of the assets of the provident funds controlled by Leumi Gemel to "different management companies." According to the petitioner, the Bank allegedly illegally obtained the consideration amounts that it received from the other management companies, for "the transfer of the control and management of the assets of the provident funds and the trusteeship thereof," since according to the petitioner, a management company, and a management company's controlling shareholder may not receive any benefit whatsoever, direct or indirect, in connection with the management of a provident fund, other than expenses and management fees. It is claimed that the consideration amounts received for the said transfer of control of the provident funds are proceeds arising from the assets of the provident funds, and their source is the provident funds' members' rights stemming from such assets, and that this is therefore a profit which belongs to the members of the provident funds and not to any of the respondents. The amount being claimed amounts to NIS 1.0016 billion, which constitutes, according to the petitioner, the consideration received by the Bank from the sale. The petitioner bases the claim on, *inter alia*, violation of the Control of Financial Service (Provident Funds) Law, 2005, the Joint Investments Trusts Law, 1994, the Unjust Enrichment Law, the Contracts Law, the Banking (Licensing) Law, the Agency Law and the Trusts Law. The group in whose name the approval of the class action is sought is composed of: all members of all the provident funds whose assets were controlled and managed by each of the trust managers (apparently referring to Leumi Gemel) that were owned and/or controlled by the respondent bank, and transferred to their replacements. The petitioner added the Supervisor of the Capital Market, Insurance and Savings to the claim

and to the petition for approval since, according to the petitioner, the Supervisor is charged with licensing, control and implementation of the provisions of the Provident Funds Law, and it is therefore appropriate that he, in terms of the public interest, present his position, and since this would assist in clarifying and deciding the questions raised in the class action.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

I. On 4 August 2008, a claim and a petition to approve it as a class action were filed in the Jerusalem District Court against the Bank, Leumi Pia Trust Management Company Ltd., Psagot Managers of Mutual Funds - Leumi Ltd., Kesselman & Kesselman Trust Company (1971) Ltd., and the Israel Securities Authority (as a formal defendant). According to the petitioner, each manager transferred the control and management of the mutual funds it owned to "different management companies," in accordance with the Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005, and the Bank allegedly illegally obtained the consideration amounts that it received from the other management companies, for "the transfer of the control and management of the assets of the mutual funds." According to the petitioner, a management company, trustee and a management company's controlling shareholder may not receive any benefit whatsoever, in connection with the management of mutual funds, other than expenses and management fees, and it is therefore claimed that the consideration amounts received for the said transfer of control of the mutual funds are proceeds arising from the assets of the mutual funds, and their source is the rights stemming from such assets, and that this is a profit which belongs to the funds and to the owners of the units thereof, and not to any of the respondents. According to the petitioner, the consideration received by the Bank amounts to some NIS 1.885 billion, and this is the amount claimed by the petitioner for the members of the group. The petitioner bases the claim on, *inter alia*, violation of the Joint Investments Trusts Law, 1994, the Unjust Enrichment Law, the Contracts Law, the Banking (Licensing) Law, the Agency Law and the Trusts Law. The group in whose name the approval of the class action is sought is composed of: all owners of units in all the mutual funds whose assets were controlled and managed by each of the managers who were controlled by the Bank, and were transferred to their replacements. The petitioner added the Israel Securities Authority to the complaint and to the petition for approval since, according to the petitioner, the Authority is charged with licensing, control and implementation of the provisions of the Joint Investments Trusts Law and it is therefore appropriate that it, in terms of the public interest, present its position, and since this would assist in clarifying and deciding the questions raised in the class action.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

3. The following are details of petitions for approval of class actions in material amounts that were filed against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, and in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000, a petition for approval of a class action was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim for which approval as a class action has been requested is estimated by the petitioners at some NIS 100 million.

The petitioners, who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken from Leumi Mortgage Bank. According to the petitioners, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The petitioners contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim has been stayed until the appeals regarding the matter reviewed in Note 4A below are decided.

B. On 2 December 2006, a petition to approve a class action was filed in the Tel Aviv - Jaffa District Court against Leumi Mortgage Bank and against the Migdal Insurance Company Ltd. ("Migdal") regarding the payments of partial life insurance compensation. The estimated amount for the class action, as claimed by the petitioner, is NIS 150 million.

The petitioner and her deceased spouse took out a loan from Leumi Mortgage Bank. According to what is alleged in the request: borrowers who took out a loan from the Leumi Mortgage Bank were able to join a life insurance arrangement for borrowers, in which the insurer was Migdal; numbered among the borrowers who joined the said life insurance are borrowers who, when an insurance event occurred, received partial insurance compensation at a rate lower than the amount of the insurance and of the balance of the loan; contrary to the amount actually paid, Leumi Mortgage Bank and Migdal had promised to pay such insured-borrower parties, "insurance compensation at the level of the loan balance due or at the level of the amount of insurance (the lower of them)" - so alleges the petitioner.

4. In addition, the petitions for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision has been recorded. The following are details of the legal proceedings:

A. On 17 July 1997 a petition for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the petitioners took out a loan from one of the respondent mortgage banks. According to the petitioners, in the context of taking out the loan, they were included in life insurance or property insurance policies taken out through the respondent banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, but only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues."

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the petitioners are pending. Pursuant to the decision of the Supreme Court, implementation of the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all the appeals.

On 1 September 2005 the Supreme Court handed down a judgment in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, mainly because of the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, it is not possible at this stage to estimate the chances of the appeals.

B. On 10 June 2003, a petition for approval of a class action was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-charging of borrowers who took out loans at variable interest. Although the petition and the attached claim are stated unclearly, it appears that (at least partial) overlapping exists regarding the arguments underlying the other proceeding concerning the approval of a class action which was filed against Leumi Mortgage Bank and which was dismissed by the court, and regarding the requested relief and the group of petitioners to be represented.

The amount of the class action whose approval is requested is estimated by the petitioners at some NIS 90 million.

In light of the (at least partial) overlapping between the petition for approval of the class action reviewed here and the other petition for approval of a class action mentioned above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal filed against the dismissal of the petition for the approval of the other claim. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the petition for approval of the class action.

The appeal in the petition for approval of the other class action was dismissed, and the petitioner in this proceeding is therefore entitled to renew the proceedings in this petition for the approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

C. On 19 August 2007, a petition to approve a class action was filed in the Jerusalem District Court against Leumi Mortgage Bank, together with a statement of class action claim regarding the joining of an "additional borrower" to a portion of the loans granted by Leumi Mortgage Bank. The amount of the class action is estimated, according to the petitioners, at over NIS 5 million.

The petitioners are claiming that Leumi Mortgage Bank demanded the joining of an "additional borrower" within the framework of a loan taken out. According to the petitioners, the additional borrower is not a borrower at all but a fiction and in fact he is a guarantor of the loan. The petitioners claim that, if the person joined as an "additional borrower" was actually joined as a guarantor of the loan, he would not have been required to take out life insurance for the purposes of the loan, as he was required to do in practice.

The petitioners are requesting the approval of a class action on behalf of all people who were classified as "additional borrowers" by Leumi Mortgage Bank, who have no rights to the pledged property and who, in connection with the loan, were required to take out life insurance and pay insurance premiums in respect thereof, either directly or through the principal borrowers, during the seven years prior to the filing of the petition.

The petitioners are requesting the reimbursement of insurance premiums that were paid as mentioned, and an order instructing Leumi Mortgage Bank to cancel the requirement to take out life insurance, and the pledging thereof with regard to the additional borrowers who are members of the group.

According to Management of the Bank, in reliance on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the chances of the claim.

D. Paz Oil Company Ltd

1. Leumi Real Holdings Ltd. holds 15.72% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors. As from 1 January 2007, the investment is presented on the equity basis (until that date, the investment was presented as part of available for sale securities).

   The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks.

   In a letter dated 3 July 2007, the Bank of Israel notified the Bank that Paz is considered to be a conglomerate, as detailed in Note 11.B.1 below.

2. Legal claims have been made against Paz and its consolidated companies, including class actions, and there are current legal proceedings concerning supervision by governmental authorities and other outstanding matters relating to the fuel and gas markets and infrastructure installations. With regard to these claims, in the estimation of Paz, based on opinions of its legal, professional and other advisors, it is not possible to estimate at this stage the effect, if any, of such on the financial statements, and therefore no provision has been made in their respect.

For further details of these proceedings, see the Paz financial statements as of 30 June 2008.

E. Israel Corporation Ltd.

Legal claims been made against certain consolidated companies of the Israel Corporation Ltd. contending that personal and property damage caused to the plaintiffs resulted from the pollution of the Kishon River. The plaintiffs contend that the above-mentioned consolidated companies took part in this process. Claims have also been made regarding the demand of the Ministry of Environmental Protection that they bear the costs of removing polluting sediments from the Kishon River.

The managements of the above companies, based on the opinions of their legal advisers, cannot estimate the amount of the exposure from the said claims and demand, if any, and therefore no provision has been made in this regard in the financial statements of the Israel Corporation Ltd. and of its consolidated companies.

A consolidated subsidiary of the Israel Corporation is dependant on receiving services from infrastructure companies in order to carry on its activities.

For further details of these matters, see the Israel Corporation Ltd.'s financial statements as at 30 June 2008.

F. Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred, pursuant to provisions that were in force at the time, to the British government's Custodian of Enemy Property, to the Israeli Custodian of Enemy Property, to the Administrator General, or were returned to those entitled to them. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 (the "Law") came into effect. The Law provides that a party who holds, in Israel, assets of Holocaust victims (as such terms are defined in the Law) must transfer them to the Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the Law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank.

Out of sensitivity to public sentiment and to demonstrate its goodwill, the Bank transferred the sum of NIS 20 million to the Company, to be used for making payments to the heirs of victims and to survivors during their lifetime, in accordance with the provisions of the Law and pursuant to appropriate criteria to be established by the Company, as required by the Law.

The Bank has notified the Company that if it is determined that the Bank is not obligated to make any payments whatsoever (which is the Bank's position), or that it is required to make a payment which is lower than that which has been paid, any balance of the amount will be considered to be a donation to be used for the above purposes. If it is determined that the Bank is required to pay amounts to Holocaust survivors or to the heirs of Holocaust victims which are higher than the amount that has been paid, then the Bank will set off the payment made (linked to the CPI and bearing interest) against the amount of the liability.

On 4 March 2008, the Bank received a first request from the Company for the payment of a revalued amount of some NIS 148 million, which the Company claimed that the Bank is required to transfer to it according to the Law, an amount which the Company later reduced to some NIS 130 million. The Bank responded to the Company's request while rejecting the claim that it has any financial liability with respect to the majority of the assets included in the request.

At the beginning of July 2007, the Bank appointed the Honorable Supreme Court Justice (ret'd) Theodore Orr as an external examiner to carry out an independent and impartial investigation of the Bank's obligations pursuant to the Law, if any, and of the Bank's conduct regarding the assets of Holocaust victims, as such are defined in the Law. A few days ago, the examiner provided the Bank with the second part of the report he had written. In both parts of the report, the examiner reinforced the Bank's position with regard to the main points of disagreement between the Bank and the Company. In the second part of the report, the examiner refers to the inactive accounts, details of which were advertised by the Bank in 2000 on its website, in coordination with the Administrator General, as "unclaimed accounts". The examiner states that the legal obligation to prove whether these funds belong to Holocaust victims is borne by the Company, and that it will be difficult to prove this. The examiner recommends that the Bank grant the Company a certain amount, as a gesture of goodwill, such to be estimated by the Bank in the future, following the submission of all the Company's requests. The examiner mentions the amount already transferred by the Bank, as referred to above, and that such amount may constitute all or part of this grant. The Bank will consider this recommendation following submission of all the Company's requests, and once it has all the relevant data.

At this stage, the Bank estimates that no additional provision in respect of the Company's request or the contents of the examiner's report is necessary.

G. In March 2008, the Bank received a letter from the Antitrust Authority stating that the General Director is currently examining the possibility of exercising her authority according to section 43(a)(1) of the Restrictive Trade Practices Law, 1988, and to determine that restrictive trade agreements existed between Bank Hapoalim B.M., Israel Discount Bank Ltd., United Mizrahi Bank Ltd., The First International Bank of Israel Ltd. and the Bank, regarding the transfer of information relating to commissions.

The General Director had initially permitted the banks to express their positions in writing by 30 June 2008. The General Director has recently extended that date until 15 September 2008.

The Bank is examining the notice of the General Director, and the steps to be taken in this regard.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates

Reported Amounts (Unaudited)

A. Scope of Activity

	30 June 2008				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and Others
	Shekel – index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Forward contracts	-	-	-	-	6
Swaps	-	1,808	21	-	-
Total	-	1,808	21	-	6
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	861	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	65	6,999	-	2,593	91
Forward contracts	8,082	21,058	78,016	-	1,209
Traded options					
Put options	-	-	7,052	9,966	133
Call options	-	-	7,153	9,976	133
Other options					
Put options	50	15,500	32,670	1,421	-
Call options	20	12,222	30.858	1,695	-
Swaps	1,275	56,201	5,701	-	-
Total	9,492	111,980	161,450	25,651	1,566
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	7,475	-	-	-
c) Other derivatives (1)					
Swaps	-	-	-	-	-
Total	-	-	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the banking institution is a guarantor	-	-	-	-	1,434
Spot contracts	-	-	7,441	-	-
Total	-	-	7,441	-	1,434
Overall total	9,492	113,788	168,912	25,651	3,006

(1) Except credit derivatives and Spot contracts.

(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)
Reported Amounts (Unaudited)

	30 June 2008				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and Others
	Shekel – index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	71	-	-	6
Gross negative fair value	-	30	17	-	6
b) ALM derivatives (1)(2)					
Gross positive fair value	45	1,421	4,126	343	25
Gross negative fair value	286	1,268	4,631	355	25
c) Other derivatives (1)					
Gross positive fair value	-	-	-	-	-
Gross negative fair value	-	-	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	-
Gross negative fair value	-	-	-	-	20

(1) Except credit derivatives.

(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)

Reported Amounts (Unaudited)

	30 June 2007				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and Others
	Shekel – index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Swaps	-	5,156	81	-	-
Total	-	5,156	81	-	-
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	3,254	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	-	9,448	-	99	91
Forward contracts	6,606	11,544	70,512	-	1,008
Traded options					
Put options	-	-	6,123	9.194	128
Call options	-	-	6,229	9,225	128
Other options					
Put options	19	16,748	35,065	1,822	-
Call options	-	13,292	32,210	2,147	-
Swaps	1,200	29,336	4,082	-	-
Total	7,825	80,368	154,221	22,487	1,355
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	5,577	-	-	-
c) Other derivatives (1)					
Swaps	-	500	-	-	-
Total	-	500	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the banking institution is a guarantor	-	-	-	-	900
Spot contracts	-	-	15,493	-	-
Total	-	-	15,493	-	900
Overall total	7,825	86,024	169,795	22,487	2,255

(1) Except credit derivatives and Spot contracts.

(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)
Reported Amounts (Unaudited)

	30 June 2007				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and Others
	Shekel – index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	268	-	-	-
Gross negative fair value	-	122	25	-	-
b) ALM derivatives (1)(2)					
Gross positive fair value	37	382	2,158	70,130	
Gross negative fair value	91	298	2,167	742	30
c) Other derivatives (1)					
Gross positive fair value	-	60	-	-	-
Gross negative fair value	-	127	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	-
Gross negative fair value	-	-	-	-	-

(1) Except credit derivatives.

(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)
Reported Amounts (Audited)

	31 December 2007				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and Others
	Shekel – index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Swaps	-	2,710	24	-	-
Total	-	2,710	24	-	-
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	1,739	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	19	4,465	-	148	158
Forward contracts	8,585	27,992	85,748	-	708
Traded options					
Put options	-	-	4,760	9,961	125
Call options	-	-	5,108	10,034	125
Other options					
Put options	27	15,987	40,919	1,740	-
Call options	8	12,536	37,320	2,025	-
Swaps	1,220	47,936	6,098	-	-
Total	9,859	108,916	179,953	23,908	1,116
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	7,465	-	-	-
c) Other derivatives (1)					
Swaps	-	-	-	-	-
Total	-	-	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the banking institution is a guarantor	-	-	-	-	975
Spot contracts	-	-	12,207	-	-
Total	-	-	12,207	-	975
Overall total	9,859	111,626	192,184	23,908	2,091

(1) Except credit derivatives and Spot contracts.

(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)
Reported Amounts (Audited)

	31 December 2007				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and Others
	Shekel – index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	98	-	-	-
Gross negative fair value	-	17	18	-	-
b) ALM derivatives (1)(2)					
Gross positive fair value	18	984	3,214	609	24
Gross negative fair value	193	899	3,254	627	23
c) Other derivatives (1)					
Gross positive fair value	-	-	-	-	-
Gross negative fair value	-	-	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	-
Gross negative fair value	-	-	-	-	20

(1) Except credit derivatives.

(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)
Reported Amounts

B. Credit Risk in Respect of Derivative Instruments According to Other Party of the Contract

	30 June 2008 (Unaudited)					
	Stock Exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1) (2)	**279**	**2,859**	**17**	**-**	**2,882**	**6,037**
Off-balance sheet credit risk in respect of derivative Instruments (3)	**1,185**	**13,567**	**94**	**3**	**6,724**	**21,573**
Total credit risk in respect of derivative instruments	**1,464**	**16,426**	**111**	**3**	**9,606**	**27,610**

	30 June 2007 (Unaudited)					
	Stock Exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1) (2)	222	1,848	20	1	1,545	3,636
Off-balance sheet credit risk in respect of derivative Instruments (3)	1,538	10,857	369	-	5,193	17,957
Total credit risk in respect of derivative instruments	1,760	12,705	389	1	6,738	21,593

	31 December 2007 (Audited)					
	Stock Exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1) (2)	210	2,710	26	-	2,001	4,947
Off-balance sheet credit risk in respect of derivative Instruments (3)	1,221	14,821	144	1	6,670	22,857
Total credit risk in respect of derivative instruments	1,431	17,531	170	1	8,671	27,804

(1) Net accounting arrangements do not exist.

(2) Of which, balance sheet balance from derivative instruments which are stand alone – NIS 6,037 million (30 June 2007 – NIS 3,636 million, 31 December 2007 – NIS 4,947 million), that is included in other assets

(3) Off-balance credit risk of derivative instruments (including derivative instruments with negative fair value) as was calculated for purposes of per borrower debt limitations.

Note 7 – Activity in Derivatives – Scope, Credit Risks and Repayment Dates (cont'd)

Reported Amounts

c. Repayment Dates – Nominal Amounts

	30 June 2008 (Unaudited)				
	Up to three Months	From three months to one year	From one year to five years	More than five years	Total
	NIS millions				
Interest (Swap) contracts					
Shekel – index	**1,279**	**5,417**	**943**	**1,853**	**9,492**
Other	**14,833**	**35,647**	**44,191**	**29,117**	**113,788**
Foreign currency contracts	**80,745**	**77,590**	**3,426**	**7,151**	**168,912**
Contracts in respect of shares	**16,797**	**7,576**	**1,249**	**29**	**25,651**
Contracts in respect of commodities and others	**605**	**930**	**1,437**	**34**	**3,006**
Total	**114,259**	**127,160**	**51,246**	**28,184**	**320,849**
30 June 2007 (Unaudited)	123,485	91,880	47,806	25,215	288,386
31 December 2007 (Audited)	156,290	97,341	53,297	32,740	339,668

Note 8 – Net Interest Income Before Provision for Doubtful Debts

Reported amounts (Unaudited)

	For the six months ended 30 June		For the six months ended 30 June	
	2008	2007	**2008**	2007
	(NIS millions)		(NIS millions)	
A. Income on assets (a)				
Credit to the public	**702**	4,688	**503**	6,524
Credit to governments	**(6)**	21	**(28)**	23
Deposits with Bank of Israel and cash	**(69)**	68	**(136)**	37
Deposits with banks	**(1,230)**	1,619	**(2,994)**	1,494
Securities borrowed or purchased under agreement to resell	**1**	2	**7**	5
Debentures	**(971)**	1,332	**(d) (1,900)**	1,405
Total income on assets	**(1,573)**	7,730	**(4,548)**	9,488
B. Expenses on liabilities (a)				
Deposits of the public	**3,822**	(5,622)	**8,952**	(5,765)
Deposits from governments	**(9)**	(32)	**2**	(39)
Deposits from Bank of Israel	**(24)**	(68)	**(38)**	(113)
Deposits from banks	**52**	(31)	**(8)**	(134)
Securities loaned or sold under agreement to repurchase	**5**	(3)	**7**	(5)
Debentures, bonds and subordinated notes	**(535)**	(355)	**(634)**	(455)
Total expense on liabilities	**3,311**	(6,111)	**8,281**	(6,511)
C. From derivative instruments and hedging activities				
Ineffective portion of hedge relationships (b)	**(4)**	2	**5**	(1)
Net income (expenses) from ALM derivative instruments (c)	**51**	(220)	**(386)**	(34)
Net income from other derivative instruments	**(3)**	(2)	**(22)**	(1)
Total income from derivative instruments and hedging activities	**44**	(220)	**(403)**	(36)
D. Other income and expenses				
Financing commissions	**77**	77	**155**	150
Profit from sale of debentures available for sale, net (e)	**(80)**	69	**(52)**	91
Profit (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**(4)**	12	**70**	74
Other financing income	**167**	341	**425**	412
Other financing expenses	**11**	(89)	**(15)**	(66)
Total other income and expenses	**171**	410	**583**	661
Total net interest income before provision for doubtful debts	**1,953**	1,809	**3,913**	3,602
	44	3	**27**	19
E. Detail of net effect of hedging derivative instruments on net interest income				
Financing income (expenses) on assets	**3**	2	**(2)**	-
Financing income (expenses) on liabilities	**(10)**	(10)	**-**	(7)
Including: net exchange rate linkage differences				

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

(d) Including negative interest and exchange difference in respect of mortgage-backed bonds (MBS) in the amount of about NIS (278) million.

(e) Including provision for decline in value that was not temporary in nature.

Note 9 - Profits from Investments in Shares (a), Net
Reported amounts (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June	
	2008	2007	**2008**	2007
	(NIS millions)		(NIS millions)	
Gains on sale of shares available for sale	**1**	78	9	78
Losses on sale of shares available for sale	**(28)**	(4)	(103)	(13)
Realized and unrealized gains (losses) from adjustments to fair value of held for trading shares, net	**(69)**	8	(94)	9
Dividend on shares available for sale and on held for trading shares	**52**	61	73	151
Total from investments on shares	**(44)**	143	(115)	225

(a) Including mutual funds.

Note 10 - Information on activity by banking sectors

Reported amounts

Statement of profit and loss for the Three Months Ended 30 June 2008 (Unaudited)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	79	(181)	327	463	673	471	125	(4)	1,953
Intercompany operations -	578	276	(106)	(182)	(284)	(303)	34	(13)	-
Total	657	95	221	281	389	168	159	(17)	1,953
Operating and other income:									
From outside entities -	425	91	111	96	101	14	(1)	27	864
Intercompany operations -	65	4	(7)	(8)	(42)	-	1	(13)	-
Total	490	95	104	88	59	14	-	14	864
Total income	1,147	190	325	369	448	182	159	(3)	2,817
Provision for doubtful debts	63	-	18	113	100	33	(11)	-	316
After-tax loss from extraordinary items	202	3	18	8	2	-	17	-	250
Net profit (loss)	347	27	103	84	127	75	137	(11)	889

Statement of profit and loss for the Three Months Ended 30 June 2007 (Unaudited) (a)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	(267)	(427)	256	402	616	392	829	8	1,809
Intercompany operations -	863	520	(34)	(132)	(192)	(224)	(788)	(13)	-
Total	596	93	222	270	424	168	41	(5)	1,809
Operating and other income:									
From outside entities -	398	116	116	109	104	15	216	57	1,131
Intercompany operations -	53	4	(11)	(8)	(33)	-	-	(5)	-
Total	451	120	105	101	71	15	216	52	1,131
Total income	1,047	213	327	371	495	183	257	47	2,940
Provision for doubtful debts	54	-	19	62	(123)	19	7	-	38
After-tax profit (loss) from extraordinary items	(2)	-	2	-	(1)	-	-	1	-
Net profit	109	29	60	114	276	80	196	49	913

(a) Reclassified.

Note 10 - Information on activity by banking sectors (cont'd)

Reported amounts

Statement of profit and loss for the six Months Ended 30 June 2008 (Unaudited)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	48	(313)	609	893	1,192	950	534	-	3,913
Intercompany operations -	1,245	510	(165)	(320)	(334)	(534)	(363)	(39)	-
Total	1,293	197	444	573	858	416	171	(39)	3,913
Operating and other income:									
From outside entities -	851	209	228	190	137	31	3	66	1,715
Intercompany operations -	123	8	(18)	(16)	(77)	-	1	(21)	-
Total	974	217	210	174	60	31	4	45	1,715
Total income	2,267	414	654	747	918	447	175	6	5,628
Provision for doubtful debts	130	-	32	147	248	31	(28)	-	560
After-tax loss from extraordinary items	202	3	18	8	2	-	16	(1)	248
Net profit (loss)	515	64	200	203	237	223	(49)	(34)	1,359

Statement of profit and loss for the six Months Ended 30 June 2007 (Unaudited) (a)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	(494)	(680)	476	762	1,173	692	1,653	20	3,602
Intercompany operations -	1,701	878	(53)	(231)	(383)	(384)	(1,493)	(35)	-
Total	1,207	198	423	531	790	308	160	(15)	3,602
Operating and other income:									
From outside entities -	823	228	216	188	285	30	259	92	2,121
Intercompany operations -	103	8	(18)	(15)	(67)	-	1	(12)	-
Total	926	236	198	173	218	30	260	80	2,121
Total income	2,133	434	621	704	1,008	338	420	65	5,723
Provision for doubtful debts	69	1	19	76	(127)	9	2	-	49
After-tax profit (loss) from extraordinary items	205	4	22	11	13	1	-	3	259
Net profit	471	71	142	211	512	162	257	4	1,830

(a) Reclassified.

Note 10 - Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the Three Months Ended 31 December 2007 (audited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	(657)	(1,290)	1,023	1,581	2,393	1,589	2,987	22	7,648
Intercompany operations -	3,240	1,762	(169)	(478)	(851)	(879)	(2,560)	(65)	-
Total	2,583	472	854	1,103	1,542	710	427	(43)	7,648
Operating and other income:									
From outside entities -	1,681	461	437	377	525	55	370	316	4,222
Intercompany operations -	226	16	(27)	(31)	(152)	-	2	(34)	-
Total	1,907	477	410	346	373	55	372	282	4,222
Total income	4,490	949	1,264	1,449	1,915	765	799	239	11,870
Provision for doubtful debts	178	-	139	170	(28)	(33)	(19)	-	407
After-tax profit (loss) from extraordinary items	278	6	29	16	17	1	-	26	373
Net profit	854	185	167	403	833	408	313	194	3,357

(a) Reclassified.

Note 11 – Miscellaneous Matters

A. Amendment of the Banking (Service to Customer) Law regarding Commissions

On 1 July 2008, a material reform regarding commissions went into effect.

The reform is anchored in Amendment Number 12 (enacted in July of 2007) to the Banking (Service to Customer) Law, 1981.

As the Law provides, its purpose was to establish a new commission price list for individuals and small businesses. In establishing this price list, "the Governor of the Bank of Israel will take steps to ensure a fair and comprehensive presentation of the commissions, with the objective of ensuring that customers can compare the cost of managing an account and of means of payment." The legislation followed upon the establishment of a Parliamentary Committee of Inquiry regarding Bank Commissions, - a committee whose letter of appointment indicated that its main purposes were the creation of transparency in the system of commissions and to make that system comprehensible to the customers, as well as to increase competition between the banks.

In the framework of the reform, the Banking Supervision Department established a uniform and mandatory list of banking services for which banking corporations are permitted to charge commissions from individuals and small businesses, as defined in the legislation (the "Complete Price List").

A number of important objectives were thereby achieved:

Reduction in the number of commissions – the number of commissions for consumer services provided to individuals and small business customers was reduced by some two thirds, through the consolidation and cancelling of commissions.

Establishment of uniform names for banking services – identical services are to be given identical names by all the banks, in order to make comparisons easier.

Establishment of basic price lists – in addition to the Complete Price List, common banking services were grouped together in three basic price lists, each of which includes a single central topic: current accounts, mortgages, and credit cards. The grouping of the common commissions in the basic price lists makes examination and comparison of commissions in different banks easier.

One of the main changes made by the Bank of Israel with respect to the commissions price list for individuals and small businesses was the consolidation of the most common operations in current accounts under the title "operation through a teller" or the separate title "operation by direct channel."

In early May, in accordance with the Supervisor's instructions, Leumi submitted to the Banking Supervision Department its new price list for individuals and small business customers (the "New Price List"), which includes the rates established by Leumi. Following the response from the Banking Supervision Department, a number of changes were made to the price list.

In anticipation of the taking into effect of commissions reform, the Supervisor issued a clarifications circular, and in July 2008 he announced through an additional circular that he intended to amend the first supplement to the Banking (Service to Customer) (Commissions) Rules such that customers who are "senior citizens" or disabled will be entitled to have four operations through a teller carried out at the price of an operation by direct channel, which is materially lower than the price of an operation through a teller, and that the deposit of a check in the drop-in service box would be charged at the rate of an action by direct channel. After the commissions reform took effect, various private members' bills were submitted to the Knesset, with the aim of limiting the amounts of the commissions and the possibility of collecting them.

The Bank estimates that, in light of the circumstances currently known to it, and before examining the above-mentioned private members' bills, that the Group's income from commissions, in annual terms, will be adversely affected by some NIS 85 million. This evaluation is based on the structure of the new price list established by the Bank of Israel, and on the Bank of Israel's most recent clarifications. The Bank continues to examine the implications of the reform.

B. 1. Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "non-banking holding corporation") (a corporation whose capital exceeds some NIS 1,831 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The Paz financial statements for the first half of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital in the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had already been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. Therefore, according to the Bank of Israel's position, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation, by 30 June 2009. Following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends to attempt to sell its holdings in Paz (15.72% of the share capital and voting rights – 15.31% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

2. Migdal Insurance and Financial Holdings Ltd.

The Bank holds 9.85% of the issued and paid-up share capital of Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings"), the controlling shareholder of Migdal Insurance Company Ltd., following the sale by the Bank in March 2006 of shares constituting 10% of the share capital of Migdal Holdings (the "Balance of the Holdings").

According to the Bank of Israel's interpretation of the Banking (Licensing) Law, with which the Bank disagrees, the Bank is also required to sell the Balance of the Holdings in Migdal Holdings, which, pursuant to the said law, is considered a "non-banking holding corporation".

It should be noted that pursuant to legislation enacted following the capital market reform, the Bank may hold 5% of the share capital of an insurance company, and 10% of the share capital of a corporation that controls an insurance company.

The Supervisor of Banks has granted a permit to the Bank to hold holdings in Migdal Holdings until 31 December 2008. In addition, the Supervisor has noted in said permit that that should a memorandum for the amendment of the Banking (Licensing) Law be submitted by said date,

END